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ROCKET FUEL INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 27, 2014.

Registration No. 333-193492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ROCKET FUEL INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	30-0472319 (I.R.S. Employer Identification Number)

350 Marine Parkway
Marina Park Center
Redwood City, CA 94065
(650) 595-1300
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

George H. John
Chief Executive Officer
Rocket Fuel Inc.
350 Marine Parkway
Marina Park Center
Redwood City, CA 94065
(650) 595-1300
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Steven E. Bochner Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	JoAnn C. Covington General Counsel Chief Privacy Officer Rocket Fuel Inc. 350 Marine Parkway Marina Park Center Redwood City, CA 94065 (650) 595-1300	Mark C. Stevens Jeffrey R. Vetter James D. Evans Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Accelerated filer ☐	Smaller reporting company ☐

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated January 27, 2014

PRELIMINARY PROSPECTUS

5,000,000 Shares

Rocket Fuel Inc.

Common Stock

        Rocket Fuel Inc. is selling 2,000,000 shares of common stock, and the selling stockholders identified in this prospectus are selling 3,000,000 shares of common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

        Our common stock is listed on the NASDAQ Global Select Market under the symbol "FUEL". On January 24, 2014, the last reported sale price of our common stock on the NASDAQ Global Select Market was $62.80 per share.

        The underwriters have the option to purchase up to 750,000 additional shares from certain selling stockholders identified in this prospectus at the price to the public less the underwriting discounts and commissions.

        We are an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 17.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Rocket Fuel	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses. See "Underwriting."

        Delivery of the shares of common stock is expected to be made on or about                          , 2014.

        Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Citigroup	Goldman, Sachs & Co.

Needham & Company	Oppenheimer & Co.	Piper Jaffray	BMO Capital Markets

The date of this prospectus is                          , 2014.

        Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        For investors outside of the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States are required to inform themselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

 PROSPECTUS SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

        Rocket Fuel is a technology company that has developed an Artificial Intelligence and Big Data-driven predictive modeling and automated decision-making platform. Our technology is designed to address the needs of markets in which the volume and speed of information render real-time human analysis infeasible. We are focused on the large and growing digital advertising market that faces these challenges.

        There are tens of billions of daily trades across all digital advertising exchanges, thousands of times more than the number of daily trades executed by NASDAQ and the NYSE combined. Our Artificial Intelligence, or AI, system autonomously purchases ad spots, or impressions, one at a time, on these exchanges to create portfolios of impressions designed to optimize the goals of our advertisers, such as increased sales, heightened brand awareness and decreased cost per customer acquisition. We believe that our customers value our solution, as our revenue retention rates were 134%, 175% and 178% for the 12 months ended December 31, 2011, 2012 and September 30, 2013, respectively. We define our "revenue retention rate" with respect to a given 12-month period as (i) revenue recognized during such period from customers that contributed to revenue recognized in the prior 12-month period divided by (ii) total revenue recognized in such prior 12-month period.

        Our solution is designed to optimize both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics, generally defined as cost-per-click and brand survey goals. For the three and nine months ended September 30, 2012 and 2013, direct response campaigns contributed approximately two-thirds of our revenue, with the remaining one-third of our revenue generated through brand campaigns. We have successfully run advertising campaigns for products and brands ranging from consumer products to luxury automobiles to travel and had served well over 100 billion impressions as of September 30, 2013. We provide a differentiated solution that is simple, powerful, scalable and extensible across geographies, industry verticals and the display, mobile, social and video digital advertising channels. According to MAGNA GLOBAL, display, mobile, social and video channels for digital advertising are forecast to grow from $45 billion in 2013 to $82 billion in 2017 globally. Our computational infrastructure supports over 25,000 CPU cores in eight data centers and houses 15 petabytes of data.

        Increasingly, companies are attempting to leverage Big Data and data scientists to make strategic and tactical decisions. At Rocket Fuel, rather than focusing on data analysis by humans, we have built tools to perform analysis and make decisions autonomously. The benefit of a general platform that autonomously adapts and learns while solving multiple problems instead of solving one specific problem at a time is that, with very little manual configuration, our platform simultaneously runs over 1,000 campaigns for advertisers with highly diverse goals.

        Our team of award-winning computer scientists developed and continues to enhance our disruptive technology. Our scientists have backgrounds in AI, Big Data, machine learning and high-availability and distributed systems from institutions including Massachusetts Institute of Technology, Stanford University, Indian Institute of Technology and Carnegie Mellon University. Benefiting from our unique combination of technology and industry expertise, we have rapidly grown our business, building a diversified customer base that, as of September 30, 2013, included over 70 of the Advertising Age 100 Leading National Advertisers and over 40 of the Fortune 100 companies.

        As our customers realize the performance of their campaigns on our platform, we often receive feedback that we are a top performer, and consequently, we often receive increased advertising budget allocations that contribute to our revenue growth. For the years ended December 31, 2010, 2011 and 2012, our revenue was $16.5 million, $44.7 million and $106.6 million, respectively, representing a compound annual growth rate, or CAGR, of 154%. For the nine months ended September 30, 2012 and 2013, our revenue was $66.5 million and $155.0 million, respectively, representing period-over-period growth of 133%. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, our net loss was $(3.2) million, $(4.3) million, $(10.3) million, $(4.5) million and $(18.8) million, respectively. For the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013, our adjusted EBITDA was $(2.9) million, $(3.1) million, $(3.0) million, $(1.7) million and $(4.9) million, respectively. Adjusted EBITDA is a financial measure not presented in accordance with generally accepted accounting principles, or GAAP. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Our Industry

        The convergence of several trends is generating demand for technology-driven solutions:

AI is increasingly becoming an accepted and important technology used to solve complex problems.

        Over the last decade, AI has gained prominence in several fields, including aeronautics, securities trading, logistics, space exploration and medical diagnosis, as well as through seminal technology events, such as IBM's Watson winning Jeopardy, NASA's Curiosity landing itself on the surface of Mars and Google's self-driving cars operating on highways. AI-driven systems can rapidly process enormous amounts of data and execute transactions on a large scale, enabling decision-making capabilities that generally are not otherwise feasible or economical. The cost of computational power is rapidly decreasing, making AI solutions more practical for mainstream business applications. We believe this trend has created a significant opportunity to harness the power of AI to make complex business decisions autonomously.

The proliferation of data is creating new opportunities to optimize business processes.

        The continuing increase in global online activity generates massive amounts of data that can be collected and analyzed to provide valuable insights for business processes, especially given the dramatic drop in computation and storage costs. According to the IDC Digital Universe Study, sponsored by EMC, the global volume of digital information created, replicated and consumed is expected to grow from 2.8 zettabytes in 2012 to 40 zettabytes in 2020, which implies a doubling of data every two years, with 68% of all digital data created and consumed by consumers in 2012.

The Internet is transforming consumer habits, media consumption and advertising spending allocations.

        The Internet has become a primary channel for content creation, consumption, social engagement and commerce. Adults in the United States spend more time online and on mobile devices for non-voice activities than ever before. With the rapid growth of online activity and the proliferation of Internet-connected devices, advertisers are increasingly using the Internet to reach, influence and creatively engage consumers. As a result, digital advertising spending as a percentage of overall advertising spending has increased substantially in recent years. According to eMarketer, worldwide digital advertising spending is expected to grow from $118 billion in 2013 to $173 billion in 2017, or from 22.7% to 28.0% of total worldwide advertising spending, respectively.

Digital advertising is shifting to market-driven, real-time bidding systems.

        Real-time advertising exchanges are emerging and growing rapidly, and have reduced the transactional friction that historically was associated with the buying and selling of digital advertising inventory. Real-time bidding, or RTB, is the real-time purchase and sale of advertising inventory on an impression-by-impression basis on advertising exchanges. RTB is expanding faster than any other segment of the digital advertising industry as a result of a number of trends, including the emergence of programmatic buying, which enables the automated purchasing of advertising inventory; the creation of an abundance of digital advertising inventory, which has grown substantially as consumers and content have continued to migrate online; increased use of real-time advertising exchanges by publishers; and recognition by advertisers that using real-time advertising exchanges is an effective way to achieve their advertising campaign goals. Adding to these trends is the virtuous cycle that has been created as publishers increase inventory supply, enabling better advertising results, which then increases demand for additional advertising inventory, leading to increased incentives for publishers to make additional inventory available through real-time advertising exchanges.

Our Market Opportunity

        According to MAGNA GLOBAL, display, mobile, social and video channels for digital advertising are forecast to grow from $45 billion in 2013 to $82 billion in 2017 globally, a 16% CAGR, broken into the following segments:

  •
  Display. According to MAGNA GLOBAL, display advertising, excluding mobile, social and video, was a $24 billion market in 2013 and is forecast to decline to $18 billion in 2017. The market for display advertising, excluding mobile, social and video is projected to decline as overall display advertising growth has been driven by mobile, social and video advertising. However, MAGNA GLOBAL forecasts that the growth in mobile, social and video advertising will more than offset the decline in display.

  •
  Mobile. According to MAGNA GLOBAL, mobile advertising, including social and display, but excluding search, was a $7 billion market in 2013 and is forecast to grow to $32 billion in 2017, a 45% CAGR.

  •
  Social. According to MAGNA GLOBAL, social advertising, excluding mobile, was a $6 billion market in 2013 and is forecast to grow to $15 billion in 2017, a 24% CAGR.

  •
  Video. According to MAGNA GLOBAL, online video advertising was a $7 billion market in 2013 and is forecast to grow to $17 billion in 2017, a 23% CAGR.

        Digital advertising across these channels is bought and sold using various methods, including RTB exchanges, which, according to IDC, is expanding faster than any other segment of the digital advertising industry.

        According to MAGNA GLOBAL, advertising revenue reached $490 billion in 2013 globally. We believe that advertisers will continue to shift advertising spending from traditional media to programmatic buying.

Challenges Faced by Digital Advertisers

        Advertisers that want to conduct digital advertising campaigns face several challenges, including:

  •
  Achieving measurable results. Increasingly, advertisers seek to measure the results of their campaigns and expect tangible and quantifiable business results, such as increased sales and heightened brand awareness.

  •
  Addressing the rapidly changing and highly-fragmented consumer environment. Consumers' digital-media habits are evolving, with consumers accessing and consuming content across many different Internet-connected devices, resulting in highly-fragmented audiences. As a result, advertisers are demanding the ability to adjust their advertising spending in real time to reach and influence their prospective consumers.

  •
  Navigating industry complexity. The rapid growth of the digital advertising industry has created a highly complex environment for advertisers, with multiple channels, technologies and solutions offered by industry participants.

  •
  Leveraging complex data. Many large advertisers have already made significant investments in data and are struggling with the challenge of how to most effectively make use of the sheer volume of data available to them to gain valuable timely insights.

  •
  Operating in real time. The massive volume and real-time creation of data generally precludes effective human review, analysis, optimization and implementation of advertising campaigns, making it difficult and time consuming for conventional providers of digital advertising solutions to make strategic adjustments in their campaigns.

Our Solution

        Driven by our disruptive AI technology, our real-time optimization engine delivers digital advertising campaigns that are effective and efficient, and are easy for us to set up and manage. We apply our AI-driven proprietary predictive modeling and automated decision-making technology, together with Big Data and our computational infrastructure, to create a new class of technology specifically designed for powerful programmatic buying on real-time advertising exchanges. The key benefits of our solution for advertisers include:

  •
  Better results faster. Our technology considers millions of attributes to determine how to respond to the tens of billions of bid requests for advertising impressions that we receive each day. We bid on billions of these impressions per day, in approximately 100 milliseconds per bid request. As our engine learns which attributes best contribute to meeting campaign goals, it adapts as campaigns run to improve performance measured against these goals. This enables us to deliver more rapid optimization and better campaign results than the periodic manual adjustments of traditional solutions.

  •
  Business goal oriented. Our solution transforms the way campaigns are optimized, learning and adapting in real time, which we refer to as "Advertising that Learns," to achieve advertisers' measurable business goals, such as reduced cost per customer acquisition, increased sales and heightened brand awareness.

  •
  Comprehensive solution. Our solution delivers and optimizes both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics. Our solution delivers campaigns across the display, mobile, social and video digital advertising channels and is extensible across a wide range of industry verticals on a global basis.

  •
  Simple and powerful. We simplify digital advertising campaign management by requiring only a limited number of initial inputs from our advertisers. Our solution then automates advertising campaigns by analyzing petabytes of data to optimize performance in real time and generates insights, analysis and, in many cases, superior results for advertisers.

  •
  Scalable. Leveraging the massive amounts of inventory available through real-time advertising exchanges, our solution enables advertisers to efficiently connect with large audiences while it maintains a focus on results-driven optimization.

Our Competitive Strengths

        We believe that the following strengths differentiate us from our competitors:

  •
  Disruptive AI-driven technology that delivers exceptional results for advertisers. Our AI-driven advertising solution learns and adapts in real time with minimal human inputs.

  •
  Proprietary computational infrastructure. We process and analyze massive amounts of data through our real-time optimization engine. Our computational infrastructure is capable of processing tens of billions of events per day, which allows us to automatically execute and optimize highly complex advertising campaigns and deliver compelling results for our advertisers.

  •
  Scalable comprehensive solution. Our solution enables us to run direct-responses or brand campaigns for advertisers across and within the display, mobile, social and video digital advertising channels. We provide offerings that are extensible across industry verticals and geographies.

  •
  Premier and diversified customer base. As of September 30, 2013, we had 938 active customers, including many of the world's leading advertisers across a broad range of industry verticals. Our diversified customer base includes more than 70 of the Advertising Age 100 Leading National Advertisers and over 40 of the Fortune 100 companies.

  •
  Attractive and scalable financial model. We believe that we benefit from a scalable financial model that has demonstrated high revenue growth. We have reached significant scale since our incorporation in March 2008. Our revenue was $106.6 million in 2012 and $155.0 million for the nine months ended September 30, 2013, representing year-over-year growth of 139% and 133%, respectively. Our net loss was $(10.3) million in 2012 and $(18.8) million for the nine months ended September 30, 2013. We recorded cumulative adjusted EBITDA of $(13.9) million from 2010 through September 30, 2013. We have made significant investments in technology and sales and marketing, and we believe that these investments will provide us with long-term benefits. Our revenue retention rates were 134%, 175% and 178% for the 12 months ended December 31, 2011, December 31, 2012 and September 30, 2013, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

  •
  Experienced team. We believe that the extensive experience and depth of our management team provides us with a distinct competitive advantage. In addition, we benefit from our corporate culture, which we believe has allowed us to attract a highly qualified employee base with substantial experience in the digital advertising and technology industries, including employees holding PhDs and Masters degrees from many top-tier institutions, as well as two winners of the Special Interest Group of Management and Data, or SIGMOD, best paper award and one author of a machine learning top 10 most cited academic publication.

Our Growth Strategies

        We plan to continue improving our AI-driven platform to deliver a highly differentiated and disruptive solution. Our key growth strategies include:

  •
  Extending our technology leadership. We expect to continue enhancing our solution through investments in our AI technology, new functionalities and offerings, including a self-service platform, our computational infrastructure and Big Data management and analytics.

  •
  Growing awareness and increasing advertiser adoption of our solution. We intend to continue to grow our sales and marketing organization to generate awareness and increase the adoption of our solution among existing and new advertisers.

  •
  Increasing our mobile, social and video market penetration. We intend to continue investing in our engineering and sales and marketing organizations to expand our capabilities in mobile, social and video advertising to efficiently expand our advertiser base, gain market penetration and grow revenue from these channels.

  •
  Continuing our global expansion. We currently operate in seven countries, and we intend to continue to expand our international business primarily by growing our sales team in certain countries in which we currently operate and establishing a presence in additional countries.

  •
  Pursuing strategic acquisitions. We plan to continue to evaluate opportunities to acquire complementary businesses and technologies that are consistent with our overall growth strategy.

Key Operating and Financial Performance Metrics

        The following table sets forth our key operating and financial performance metrics for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively:

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except number of active customers)
Revenue	$44,652	$106,589	$66,494	$155,039
Revenue less media costs (non-GAAP)*	$22,003	$55,920	$35,874	$87,327
Adjusted EBITDA (non-GAAP)*	$(3,125)	$(2,981)	$(1,656)	$(4,941)
Number of active customers	266	536	406	938
  •
  Revenue less media costs. We believe that revenue less media costs is a meaningful measure of operating performance because it is frequently used for internal management purposes, it indicates the performance of our solution in balancing the goals of delivering exceptional results to advertisers while meeting our margin objectives and it facilitates a more complete period-to-period understanding of factors and trends affecting our underlying revenue performance.

  •
  Adjusted EBITDA. We believe adjusted EBITDA provides useful information to understand and evaluate our operating results.

  •
  Number of active customers. We believe that our ability to increase the number of active customers using our solution is an important indicator of our ability to grow our business, although we expect this number to fluctuate based on the seasonality in our business and other factors.

*
For a reconciliation of these Non-GAAP financial measures, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Risks Affecting Us

        Our business is subject to numerous risks, which are highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. Some of these risks include:

  •
  our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment;

  •
  if we do not manage our growth effectively, the quality of our solution or our relationships with our customers may suffer, and our operating results may be negatively affected;

  •
  if we fail to make the right investment decisions in our offerings and technology platform, we may not attract and retain advertisers and advertising agencies and our revenue and results of operations may decline;

  •
  we have a history of losses and may not achieve or sustain profitability in the future;

  •
  we may experience fluctuations in our operating results, which make our future results difficult to predict and could cause our operating results to fall below investors' and analysts' expectations;

  •
  if we are unable to attract new advertising customers and sell additional offerings to our existing customers, our revenue growth will be adversely affected;

  •
  if the use of "third party cookies" is rejected by Internet users, restricted or otherwise subject to unfavorable regulation, our performance could decline and we could lose advertisers and revenue;

  •
  potential "Do Not Track" standards or government regulation could negatively impact our business by limiting our access to the anonymous user data that informs the advertising campaigns we run, and as a result could degrade our performance for our customers;

  •
  our international expansion subjects us to additional costs and risks and may not yield returns, including anticipated revenue growth, in the foreseeable future, and our continued expansion internationally may not be successful; and

  •
  we may not be able to compete successfully against current and future competitors because competition in our industry is intense, and our competitors may offer solutions that are perceived by our customers to be more attractive than ours, which could result in declining revenue, or inability to grow our business.

Recent Developments

Preliminary Financial Results

        The following preliminary financial information for the three months and the year ended December 31, 2013 is based upon our estimates and subject to completion of our financial closing procedures. Moreover, these data have been prepared solely on the basis of currently available information by, and are the responsibility of, management. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited or reviewed, and does not express an opinion with respect to, these data. This summary is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments, completion of the audit of our financial statements and other developments that may arise between now and the time the audit of our financial statements is completed. Our actual results for the three months and the year ended December 31, 2013 will not be available until after this offering is completed. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see "Special Note Regarding Forward-Looking Statements" elsewhere in this prospectus.

        We have prepared estimates of the following preliminary financial data for the three months and the year ended December 31, 2013.

	(in millions)
	Year ended December 31, 2013		Three months ended December 31, 2013
	Range		Range
	Low	High	Low	High
GAAP
Revenue	$239.0	$240.0	$84.0	$85.0
Gross Profit	$113.5	$114.5	$40.0	$41.0
Net loss	$(23.8)	$(22.1)	$(5.0)	$(3.3)
Non-GAAP
Revenue less media costs	$135.9	$136.6	$48.6	$49.3
Adjusted EBITDA	$(1.9)	$(0.4)	$3.0	$4.5

  GAAP

  Revenue

        Our revenue for the year ended December 31, 2013 is estimated to be between $239.0 million and $240.0 million, an increase of between 124% and 125% from revenue of $106.6 million for the fiscal year ended December 31, 2012. Our revenue for the three months ended December 31, 2013 is estimated to be between $84.0 million and $85.0 million, an increase of between 109% and 112% from revenue of $40.1 million for the three months ended December 31, 2012. The estimated increase in revenue for the year and three months ended December 31, 2013 is driven by an increase in spending by existing customers and growth in our number of active customers. Our revenue retention rate for twelve months ended December 31, 2013 was approximately 168%, demonstrating continued increased spend from existing customers. As customers that use our platform continue to increase their spend in absolute dollars, the year-over-year percentage increases in spend are on average smaller, which affects our revenue retention rate. We had over 1,200 active customers as of December 31, 2013, of which over 100 active customers originated through our partnership agreement with a Japanese agency. Growth in our number of active customers was driven in part by growth in new customers, which generally spend less than customers that have used our solution for longer periods of time. The fourth quarter of our fiscal year is typically a seasonally strong quarter due to the increase in advertising activity related to the holidays.

        Other channel revenue increased primarily as a result of increased revenue from the mobile channel, followed by the social channel and then the video channel. Estimated revenue from the display channel and from other channels was 76% and 24%, respectively, for the year ended December 31, 2013, compared with 92% and 8% for the year ended December 31, 2012. Estimated revenue from the display channel and from other channels was 68% and 32%, respectively, for the three months ended December 31, 2013, compared to 92% and 8% for the three months ended December 31, 2012. Other channels include advertising delivered to mobile devices and through social and video channels.

  Gross Profit

        Our gross profit for the year ended December 31, 2013 is estimated to be between $113.5 million and $114.5 million, an increase of between 144% and 146% from gross profit of $46.6 million for the year ended December 31, 2012. Our gross profit for the three months ended December 31, 2013 is estimated to be between $40.0 million and $41.0 million, an increase of between 134% and 140% from gross profit of $17.1 million for the three months ended December 31, 2012. The estimated increase in gross profit for the year and three months ended December 31, 2013 is primarily related to an estimated increase in revenue less media costs.

  Net Loss

        Our net loss for the year ended December 31, 2013 is estimated to be between $(23.8) million and $(22.1) million, an increase of between 131% and 115% from net loss of $(10.3) million for the fiscal year ended December 31, 2012. Our net loss for the three months ended December 31, 2013 is estimated to be between $(5.0) million and $(3.3) million, a decrease of between 15% and 44% from net loss of $(5.9) million for the three months ended December 31, 2012. The estimated increase in net loss for the year ended December 31, 2013 is primarily related to an increase in operating expenses as we continued to invest in personnel, technology, infrastructure and other growth-related activities partially offset by improvement in gross profit.

  Non-GAAP

  Revenue Less Media Costs

        Our revenue less media costs for the year ended December 31, 2013 is estimated to be between $135.9 million and $136.6 million, an increase of between 143% and 144% over revenue less media costs of $55.9 million for the fiscal year ended December 31, 2012. Our revenue less media costs for the three months ended December 31, 2013 is estimated to be between $48.6 million and $49.3 million, an increase of 143% and 147% over revenue less media costs of $20.0 million for the three months ended December 31, 2012. The estimated increase in revenue less media costs reflects an increase in revenue, as well as technology improvements.

  Adjusted EBITDA

        Our adjusted EBITDA loss for the year ended December 31, 2013 is estimated to be between $(1.9) million and $(0.4) million, an improvement of between $1.1 million and $2.6 million from adjusted EBITDA loss of $(3.0) million for the fiscal year ended December 31, 2012. Our adjusted EBITDA income for the three months ended December 31, 2013 is estimated to be between $3.0 million and $4.5 million, an improvement of between $4.3 million and $5.8 million from adjusted EBITDA loss of $(1.3) million for the three months ended December 31, 2012. The estimated increase in adjusted EBITDA for the year and three months ended December 31, 2013 is primarily related to an increase in revenue and gross margin.

        The following tables present a reconciliation of revenue less media costs and adjusted EBITDA to net loss for each of the periods indicated:

	(in millions)
	Year ended December 31, 2013		Three months ended December 31, 2013
	Range		Range
Revenue less media costs	Low	High	Low	High
Revenue	$239.0	$240.0	$84.0	$85.0
Less: Media costs	103.1	103.4	35.4	35.7

Revenue less media costs	$135.9	$136.6	$48.6	$49.3

	(in millions)
	Year ended December 31, 2013			Three months ended December 31, 2013
	Range			Range
Adjusted EBITDA income/(loss)	Low	High		Low	High
Net loss	$(23.8)	$(22.1)		$(5.0)	$(3.3)
Interest expense, net	0.9	0.9		0.4	0.4
Income tax expense	0.4	0.4		0.1	0.1
Depreciation and amortization (excludes amortization of internal use software)	4.5	4.5		2.3	2.3
Stock based compensation	11.4	11.2		5.2	5.0
Change in fair value of preferred warrants	4.7	4.7		—	—

Adjusted EBITDA	$(1.9)	$(0.4	) $	3.0	$4.5

        For additional information about our non-GAAP financial performance metrics, including the results for prior periods and how our key financial metrics are defined and measured, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" below as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Performance Metrics."

Corporate Information

        We were incorporated in Delaware in 2008. Our principal executive offices are located at 350 Marine Parkway, Marina Park Center, Redwood City, CA 94065. Our telephone number is (650) 595-1300.

        Our website address is www.rocketfuel.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

        Unless otherwise indicated, the terms "Rocket Fuel," "we," "us" and "our" refer to Rocket Fuel Inc., a Delaware corporation.

        "Rocket Fuel" is our registered trademark in the United States and the European Union, and the Rocket Fuel logo, "Advertising that Learns," and all of our solution names are our trademarks. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies' trade names, trademarks, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders.

Emerging Growth Company

        The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as "emerging growth companies." We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

        We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have $1.0 billion or more in annual revenue; (ii) the date we qualify as a "large accelerated filer," under the rules of the Securities and Exchange Commission, or SEC, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

        For certain risks related to our status as an emerging growth company, see the disclosure elsewhere in this prospectus under "Risk Factors—Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock—We are an 'emerging growth company,' and it is possible that the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors."

 THE OFFERING

        The following is a brief summary of certain terms of this offering. For a more complete description of the terms of our common stock, see "Description of Capital Stock—Common Stock."

Common stock offered by us	2,000,000 shares
Common stock offered by the selling stockholders	3,000,000 shares
Total common stock offered	5,000,000 shares
Option to purchase additional shares being offered by the selling stockholders	750,000 shares
Common stock to be outstanding after this offering	35,030,532 shares
Use of proceeds

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures. We also may use a portion of the net proceeds from this offering to repay outstanding indebtedness, or to acquire or invest in technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions at this time. See "Use of Proceeds."

Voting rights

Following this offering, our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock will beneficially own approximately 56.8% of the outstanding shares of common stock and will be able to influence or control matters requiring approval of our stockholders. See "Principal and Selling Stockholders."

Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.
NASDAQ symbol	FUEL

        The number of shares of our common stock to be outstanding after this offering is based on 33,030,532 shares of our common stock outstanding as of September 30, 2013, and excludes:

  •
  7,404,817 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013 pursuant to our 2008 Equity Incentive Plan, or 2008 Plan, and our 2013 Equity Incentive Plan, or 2013 Plan, with a weighted-average exercise price of $6.59 per share;

  •
  51,382 shares of common stock issuable upon the vesting of restricted stock units outstanding as of September 30, 2013;

  •
  53,000 shares of common stock issuable upon the exercise of options granted after September 30, 2013 pursuant to our 2013 Plan, with a weighted-average exercise price of $56.21 per share;

  •
  332,020 shares of common stock issuable upon the vesting of restricted stock units granted after September 30, 2013 pursuant to our 2013 Plan;

  •
  6,607,567 shares of common stock reserved for future grants under our 2013 Plan as of September 30, 2013 (which reserve includes 385,020 shares of common stock subject to options and restricted stock units granted after September 30, 2013, as described in the bullets above), plus an additional 1,641,299 shares of common stock that became available for future grants under our 2013 Plan as of January 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans";

  •
  1,000,000 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, or ESPP, as of September 30, 2013 plus an additional 656,519 shares of common stock that became available for future grants under our 2013 Plan as of January 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans"; and

  •
  any shares of common stock that become available subsequent to this offering under our 2013 Plan and ESPP pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans."

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the issuance of 222,748 shares of common stock expected to be sold by certain selling stockholders upon the exercise of vested options at the closing of this offering;

  •
  no exercise of outstanding options or settlement of outstanding restricted stock units subsequent to September 30, 2013, except for the options described above; and

  •
  no exercise of the underwriters' option to purchase up to an additional 750,000 shares of common stock.

 SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA

        The following tables summarize our consolidated financial data. You should read this summary consolidated financial data together with the sections entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes that are included elsewhere in this prospectus.

        The consolidated statements of operations data for the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the consolidated balance sheet data as of September 30, 2013 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management's opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

	Years Ended December 31,		Nine Months Ended September 30,
Consolidated Statement of Operations Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Revenue(1)	$44,652	$106,589	$66,494	$155,039
Cost of revenue(2)	27,300	60,011	36,988	81,529

Gross profit	17,352	46,578	29,506	73,510

Operating expenses:
Research and development(2)	1,545	4,876	2,604	10,587
Sales and marketing(2)	17,256	41,069	25,893	56,293
General and administrative(2)	2,336	8,403	4,245	19,671

Total operating expenses	21,137	54,348	32,742	86,551

Loss from operations	(3,785)	(7,770)	(3,236)	(13,041)
Other expense, net:
Interest expense	(250)	(316)	(233)	(604)
Other income (expense)—net	33	135	157	(213)
Change in fair value of convertible preferred stock warrant liability	(295)	(2,308)	(1,093)	(4,740)

Other expense, net	(512)	(2,489)	(1,169)	(5,557)

Loss before income taxes	(4,297)	(10,259)	(4,405)	(18,598)
Provision for income taxes	(28)	(84)	(67)	(173)

Net loss	$(4,325)	$(10,343)	$(4,472)	$(18,771)

Basic and diluted net loss per share attributable to common stockholders(3)	$(0.57)	$(1.29)	$(0.56)	$(2.01)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	7,600	8,024	7,971	9,346

(1)
Beginning January 1, 2011, we adopted a new authoritative guidance on multiple arrangements on a prospective basis. The adoption did not materially impact the comparability of revenue between the periods presented.

(2)
Includes stock-based compensation expense as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$7	$37	$20	$211
Research and development	8	734	111	1,266
Sales and marketing	66	1,100	196	2,471
General and administrative	83	1,450	200	2,305

	$164	$3,321	$527	$6,253

(3)
See Note 9 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders.

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands)
Other Financial Data:
Revenue less media costs(1)	$22,003	$55,920	$35,874	$87,327
Adjusted EBITDA(2)	$(3,125)	$(2,981)	$(1,656)	$(4,941)
Adjusted net loss(3)	$(3,866)	$(4,714)	$(2,852)	$(7,778)

(1)
Revenue less media costs is a non-GAAP financial measure. We define revenue less media costs as GAAP revenue less media costs. Media costs consist of costs for advertising impressions we purchase from real-time advertising exchanges or other third parties. Please see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for more information as to the limitations of using non-GAAP measures and for the reconciliation of revenue less media costs to revenue, the most directly comparable financial measure calculated in accordance with GAAP.
(2)
Adjusted EBITDA is a non-GAAP financial measure. We define adjusted EBITDA as net loss before income tax (expense) benefit, interest expense, net, depreciation and amortization (except for amortization of internal use software), stock based compensation expense and change in fair value of convertible preferred stock warrant liability. Please see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for more information as to the limitations of using non-GAAP measures and for the reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(3)
Adjusted net loss is a non-GAAP financial measure. We define adjusted net loss as net loss taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the impact of certain non-cash expenses (e.g. stock-based compensation). Please see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for more information as to the limitations of using non-GAAP measures and for the reconciliation of adjusted net loss to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

	As of September 30, 2013
	Actual	As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$125,282	$244,737
Working capital	129,285	248,740
Total assets	217,865	337,320
Debt obligations, current and non-current	26,853	26,853
Total stockholders' equity	139,950	259,405

(1)
The as adjusted column gives effect to (i) the sale by us of 2,000,000 shares of common stock offered by this prospectus at an assumed public offering price of $62.80 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on January 24, 2014, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance of 222,748 shares of common stock to be acquired by certain selling stockholders upon the exercise of options in order to sell those shares in this offering. A $1.00 increase (decrease) in the assumed public offering price of $62.80 per share would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders' equity by approximately $1.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. The as adjusted information presented in the summary consolidated balance sheet data is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks materialize, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

Our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

        We were incorporated in 2008 and, as a result, have only a limited operating history upon which our business and future prospects may be evaluated. Although we have experienced substantial revenue growth in our limited history, we may not be able to sustain this rate of growth or even maintain our current revenue levels. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges related to recruiting, integrating and retaining qualified employees; making effective use of our limited resources; achieving market acceptance of our existing and future offerings; competing against companies with greater financial and technical resources; acquiring and retaining customers and maintaining relationships with advertising agencies; and developing new offerings.

        Our current operational infrastructure may require changes for us to scale our business efficiently and effectively to keep pace with demand for our solution, and achieve long-term profitability. If we fail to implement these changes on a timely basis, or if we are unable to implement them effectively or at all due to factors beyond our control or other reasons, our business may suffer. We cannot provide assurance that we will be successful in addressing these and other challenges we may face in the future. As a growing company in a rapidly evolving industry, our business prospects depend in large part on our ability to:

  •
  develop and offer a competitive technology platform and offerings that meet our advertising customers' needs as they change;

  •
  build a reputation for a superior solution and create trust and long-term relationships with advertisers and advertising agencies;

  •
  distinguish ourselves from competitors in our industry;

  •
  maintain and expand our relationships with the sources of quality inventory through which we execute our customers' advertising campaigns;

  •
  respond to evolving industry standards and government regulations that impact our business, particularly in the areas of data collection and consumer privacy;

  •
  prevent or otherwise mitigate failures or breaches of security or privacy;

  •
  expand our business internationally; and

  •
  attract, hire, integrate and retain qualified and motivated employees.

        If we are unable to meet one or more of these objectives or otherwise adequately address the risks and difficulties that we face, our business may suffer, our revenue may decline and we may not be able to achieve further growth or long-term profitability.

If we do not manage our growth effectively, the quality of our solution or our relationships with our customers may suffer, and our operating results may be negatively affected.

        Our business has grown rapidly. We rely heavily on information technology, or IT, systems to manage critical functions such as advertising campaign management and operations, data storage and retrieval, revenue recognition, budgeting, forecasting, financial reporting and other administrative functions. To manage our growth effectively, we must continue to improve and expand our infrastructure, including our IT, financial and administrative systems and controls. We must also continue to manage our employees, operations, finances, research and development and capital investments efficiently. Our productivity and the quality of our solution may be adversely affected if we do not integrate and train our new employees, particularly our sales and account management personnel, quickly and effectively and if we fail to appropriately coordinate across our executive, engineering, finance, human resources, legal, marketing, sales, operations and customer support teams. If we continue our rapid growth, we will incur additional expenses, and our growth may continue to place a strain on our resources, infrastructure and ability to maintain the quality of our solution. If we do not adapt to meet these evolving growth challenges, and if the current and future members of our management team do not effectively scale with our growth, the quality of our solution may suffer and our corporate culture may be harmed. Failure to manage our future growth effectively could cause our business to suffer, which, in turn, could have an adverse impact on our financial condition and results of operations.

If we fail to make the right investment decisions in our offerings and technology platform, we may not attract and retain advertisers and advertising agencies and our revenue and results of operations may decline.

        We compete for advertisers, which are often represented by advertising agencies, who want to purchase digital media for advertising campaigns. Our industry is subject to rapid changes in standards, technologies, products and service offerings, as well as in advertiser demands and expectations. We continuously need to make decisions regarding which offerings and technology to invest in to meet advertiser demand and evolving industry standards and regulatory requirements. We may make wrong decisions regarding these investments. For example, we expect advertisers to award us credit, or attribution, for impressions that generate specific consumer purchases or responses using certain criteria such as last ad clicked or viewed. Our technology considers these attribution models and if new attribution models are introduced by advertisers, we may need to make changes in our technology. If new or existing competitors offer more attractive offerings, we may lose advertisers or advertisers may decrease their spending on our solution. New advertiser demands, superior competitive offerings or new industry standards could render our existing solution unattractive, unmarketable or obsolete and require us to make substantial unanticipated changes to our technology platform or business model. Our failure to adapt to a rapidly changing market or to anticipate advertiser demand could harm our business and our financial performance.

We have a history of losses and may not achieve or sustain profitability in the future.

        We incurred net losses of $(4.3) million and $(10.3) million in 2011 and 2012, respectively, and a net loss of $(18.8) million for the nine months ended September 30, 2013. As of September 30, 2013, we had an accumulated deficit of $42.3 million. We may not achieve profitability in the foreseeable future, if at all. Although our revenue has increased significantly in recent periods, we may not be able to sustain this revenue growth. In addition, our operating expenses have increased with our revenue growth, primarily due to substantial investments in our business and increasing our headcount. For example, during the nine months ended September 30, 2013, our headcount increased by 91%. We expect our cost of revenue and operating expenses to continue to increase substantially in the foreseeable future as we continue to expand our business, including by adding sales, marketing and related support employees in existing and new territories, adding engineering employees to support continued investments in our technology platform and offerings, and adding general and administrative employees to support our growth and expansion.

We may experience fluctuations in our operating results, which make our future results difficult to predict and could cause our operating results to fall below investors' and analysts' expectations.

        Our quarterly and annual operating results have fluctuated in the past. Similarly, we expect our future operating results to fluctuate for the foreseeable future due to a variety of factors, many of which are beyond our control. Our fluctuating results could cause our performance to fall below the expectations of investors and securities analysts, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical operating results may not be useful in predicting our future operating results. Factors that may increase the volatility of our operating results include the following:

  •
  the addition or loss of new advertisers and advertising agencies;

  •
  changes in demand and pricing for our solution;

  •
  the seasonal nature of our customers' spending on digital advertising campaigns;

  •
  changes in our pricing policies or the pricing policies of our competitors;

  •
  and the pricing of advertising inventory or of other third-party services;

  •
  the introduction of new technologies, product or service offerings by our competitors;

  •
  changes in our customers' advertising budget allocations, agency affiliations, or marketing strategies;

  •
  changes and uncertainty in the regulatory environment for us or our advertisers;

  •
  changes in the economic prospects of our advertisers or the economy generally, which could alter current or prospective advertisers' spending priorities, or could increase the time or costs required to complete sales with advertisers;

  •
  changes in the availability of advertising inventory through real-time advertising exchanges, or in the cost to reach end consumers through digital advertising;

  •
  changes in our capital expenditures as we acquire the hardware, equipment and other assets required to support our business; and

  •
  costs related to acquisitions of people, businesses or technologies.

        Based upon all of the factors described above and others that we may not anticipate, including those beyond our control, we have a limited ability to forecast our future revenue, costs and expenses. As a result, our operating results may from time to time fall below our estimates or the expectations of investors and analysts.

If we are unable to attract new advertising customers and sell additional offerings to our existing customers, our revenue growth will be adversely affected.

        To sustain or increase our revenue, we must add new advertisers and encourage existing advertisers (both of which are often represented by advertising agencies), to purchase additional offerings from us. As the digital advertising industry matures and as competitors introduce lower cost or differentiated products or services that compete with or are perceived to compete with ours, our ability to sell our solution to new and existing advertisers based on our offerings, pricing, technology platform and functionality could be impaired. Some advertisers that are repeat users of our solution tend to increase their spend over time. Conversely, some advertisers that are newer to our solution tend to spend less than, and may not return as frequently as, advertisers who have used our solution for longer periods of time. If we fail to retain or cultivate the spending of our newer, lower-spending advertisers, it will be difficult for us to sustain and grow our revenue from existing advertisers. Even with long-time advertisers, we may reach a point of saturation at which we cannot continue to grow our revenue from those advertisers because of internal limits that advertisers may place on the allocation of their advertising budgets to digital media, to particular campaigns, to a particular provider, or for other reasons not known to us. If we are unable to attract new advertisers or obtain new business from existing advertisers, our revenue growth and our business may be adversely affected.

If the use of "third party cookies" is rejected by Internet users, restricted or otherwise subject to unfavorable regulation, our performance could decline and we could lose advertisers and revenue.

        We use "cookies" (small text files) to gather important data to help deliver our solution. Our cookies are known as "third party cookies" because they are placed on individual web browsers when Internet users visit a website owned by a publisher, advertiser or other entity with which a user has a first party relationship and that first party has given us permission to place cookies. These cookies are placed through an Internet browser on an Internet user's computer and correspond to a data set that we keep on our servers. Our cookies record non-personal information, such as when an Internet user views an ad, clicks on an ad, or visits one of our advertisers' websites through a web browser while the cookie is active and present on their device. On mobile devices, we may also obtain location based information about the user's device. We use these cookies to help us achieve our advertisers' campaign goals, to help us ensure that the same Internet user does not unintentionally see the same advertisement too frequently, to report aggregate information to our advertisers regarding the performance of their advertising campaigns and to detect and prevent fraudulent activity throughout our network of inventory. We also use data from cookies to help us decide whether to bid on, and how much to bid on, an opportunity to place an advertisement in a certain location, at a given time, in front of a particular Internet user. Without data associated with cookies, we may bid on advertising without as much insight into activity that has taken place historically through an Internet user's browser. A lack of data associated with cookies may detract from our ability to make decisions about which inventory to purchase for an advertiser's campaign, and undermine the effectiveness of our solution.

        Cookies may easily be deleted or blocked by Internet users. All of the most commonly used Internet browsers (including Chrome, Firefox, Internet Explorer, and Safari) allow Internet users to modify their browser settings to prevent cookies from being accepted by their browsers. Internet users can also delete cookies from their computers at any time. Some Internet users also download free or paid "ad blocking" software that prevents third party cookies from being stored on a user's computer. If more Internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari browser blocks third party cookies by default. In early 2013, the browser manufacturer, Mozilla, which publishes Firefox, announced its intention to block third party cookies by default in the Firefox browser. Unless such default settings in browsers were altered by Internet users to accept third party cookies, we would be able to set fewer of our cookies in browsers, which could adversely affect our business. In addition, companies such as Google have publicly disclosed their intention to move away from cookies to another form of persistent unique identifier, or ID, to indicate Internet users in the bidding process on advertising exchanges. If companies do not use shared IDs across the entire ecosystem, this could have a negative impact on our ability to find the same anonymous user across different web properties, and reduce the effectiveness of our solution. We also do not know what the access rules or technical requirements for the new identification systems may be, and thus do not know what changes we would need to make to our platform to accommodate those systems, or the resulting cost.

        In addition, in the European Union, or EU, Directive 2009/136/EC, commonly referred to as the "Cookie Directive," directs EU member states to ensure that accessing information on an Internet user's computer, such as through a cookie, is allowed only if the Internet user has given his or her consent. In response, some member states have adopted and implemented, and may continue to adopt and implement legislation that negatively impacts the use of cookies for online advertising. Limitations on the use or effectiveness of cookies, whether imposed by EU member state implementation of the Cookie Directive or otherwise, may impact the performance of our solution. We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for the lack of cookie data. We may not be able to develop or implement additional tools that compensate for the lack of data associated with cookies. Moreover, even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies.

Potential "Do Not Track" standards or government regulation could negatively impact our business by limiting our access to the anonymous user data that informs the advertising campaigns we run, and as a result could degrade our performance for our customers.

        As the use of cookies has received ongoing media attention over the past three years, some government regulators and privacy advocates have suggested creating a "Do Not Track" standard that would allow Internet users to express a preference, independent of cookie settings in their web browser, not to have website browsing recorded. In 2010, the Federal Trade Commission, or FTC, issued a staff report criticizing the advertising industry's self-regulatory efforts as too slow and lacking adequate consumer protections. The FTC emphasized a need for simplified notice, choice and transparency to the consumer regarding collection, use and sharing of data, and suggested implementing a "Do Not Track" web browser setting that allows consumers to choose whether to allow "tracking" of their online browsing activities. All the major Internet browsers have implemented some version of a "Do Not Track" setting. Microsoft's Internet Explorer 10 includes a "Do Not Track" setting that is selected "on" by default. However, there is no definition of "tracking," no consensus regarding what message is conveyed by a "Do Not Track" setting and no industry standards regarding how to respond to a "Do Not Track" preference. The World Wide Web Consortium, or W3C, chartered a "Tracking Protection Working Group" in 2011 to convene a multi-stakeholder group of academics, thought leaders, companies, industry groups and consumer advocacy organizations, to create a voluntary "Do Not Track" standard for the web. The group has yet to agree upon a standard. In September 2013, the Digital Advertising Alliance withdrew from the W3C and convened its own forum to evaluate how web browser-based signals can be used to meaningfully address consumer privacy by its members. It is possible that we could face competing policy standards, or standards from either group that put our business model at a competitive disadvantage to other companies that collect data from Internet users, standards that reduce the effectiveness of our solution, or standards that require us to make costly changes to our solution. The FTC has stated that it will pursue a legislative solution if the industry cannot agree upon a standard. The "Do-Not-Track Online Act of 2013" was introduced in the United States Senate in February 2013. If a "Do Not Track" web browser setting is adopted by many Internet users, and the standard either imposed by state or federal legislation, or agreed upon by standard setting groups, requires us to recognize a "Do Not Track" signal and prohibits us from using non-personal data as we currently do, then that could hinder growth of advertising and content production on the web generally, and limit the quality and amount of data we are able to store and use, which would cause us to change our business practices and adversely affect our business.

Our international expansion subjects us to additional costs and risks and may not yield returns, including anticipated revenue growth, in the foreseeable future, and our continued expansion internationally may not be successful.

        Our significant investment in international expansion subjects us to many challenges associated with supporting a rapidly growing business across a multitude of cultures, customs, monetary, legal and regulatory systems and commercial infrastructures. We have a limited operating history outside of the United States, and our ability to manage our business and conduct our operations internationally requires considerable attention and resources. We began operations in the United Kingdom in 2011. Our UK subsidiary has employees in the United Kingdom, the Netherlands, France, Italy, Spain and Sweden. We established subsidiaries in Germany and Canada in 2013. In addition, in 2012, we entered into a strategic alliance with a third-party licensee through which we make our solution available in Japan. We expect to significantly expand our international operations in the future.

        Our international expansion and the integration of international operations present challenges and risks to our business and require significant attention from our management, finance, analytics, operations, sales and engineering teams to support advertising campaigns abroad. For example, as a direct result of our relationship with our Japanese licensee, we have undertaken engineering and other work to support campaigns for Japanese advertisers and localize our technology platform for language, currency and time zone, and have made substantial investments to train our Japanese licensee's sales team to sell our solution in Japan. Moreover, our Japanese licensee is a wholly-owned subsidiary of a large advertising agency holding company, which has other subsidiaries that may offer services that compete with us. As a result, there is a risk that conflicts of interest may arise that could reduce our ability to gain market share in the Japanese market. Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business abroad, could interfere with our ability to offer our solution competitively to advertisers and advertising agencies in one or more countries and expose us or our employees to fines and penalties. In some cases, our advertisers might impose additional requirements on our business in efforts to comply with their interpretation of their own or our legal obligations. These requirements might differ significantly from the requirements applicable to our business in the United States and could require engineering and other costly resources to accommodate. Laws and regulations that could impact us include, but are not limited to, tax laws, employment laws, data privacy regulations, U.S. laws such as the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to governmental officials and private entities, such as the U.K. Bribery Act. Violations of these laws and regulations could result in monetary damages, criminal sanctions against us, our officers, or our employees, and prohibitions on the conduct of our business. We will likely incur significant operating expenses as a result of our international expansion, and it may not be successful. Our international business also subjects us to the impact of global and regional recessions and economic and political instability, differing regulatory requirements, costs and difficulties in managing a distributed workforce, potentially adverse tax consequences in the United States and abroad, fluctuations in foreign currency exchange rates and restrictions on the repatriation of funds to the United States. Our failure to manage these risks and challenges successfully could materially and adversely affect our business, financial condition and results of operations.

We may not be able to compete successfully against current and future competitors because competition in our industry is intense, and our competitors may offer solutions that are perceived by our customers to be more attractive than ours. These factors could result in declining revenue, or inability to grow our business.

        Competition for our advertisers' advertising budgets is intense. We also expect competition to increase as the barriers to enter our market are low. Increased competition may force us to charge less for our solution, or offer pricing models that are less attractive to us and decrease our margins. Our principal competitors include companies that offer demand-side platforms that allow advertisers to purchase inventory directly from advertising exchanges or other third parties and manage their own consumer data, traditional advertising networks and advertising agencies themselves.

        We also rely predominately on advertising agencies to purchase our solution on behalf of advertisers, and certain of those agencies or agency holding companies are creating competitive solutions, referred to as agency trading desks. If these agency trading desks are successful in leveraging their relationships with the advertisers we may be unable to compete even if our solution is more effective. Many agencies that we work with are also owned by large agency holding companies. For various reasons related to the agencies' own priorities or those of their holding companies, they may not recommend our solution, even though it may be more effective, and we may not have the opportunity to demonstrate our value to advertisers.

        We also compete with services offered through large online portals that have significant brand recognition, such as Yahoo!, Google, AOL and MSN. These large portals have substantial proprietary digital advertising inventory that may provide them with competitive advantages, including far greater access to Internet user data, and the ability to significantly influence pricing for digital advertising inventory. We also compete for a share of advertisers' total advertising budgets with online search advertising, for which we do not offer a solution, and with traditional advertising media, such as direct mail, television, radio, cable and print. Some of our competitors have also established reputations for specific services, such as retargeting with dynamic creative, for which we do not have an established market presence. Many current and potential competitors have competitive advantages relative to us, such as longer operating histories, greater name recognition, larger client bases, greater access to advertising inventory on premium websites and significantly greater financial, technical, sales and marketing resources. Increased competition may result in reduced pricing for our solution, longer sales cycles or a decrease of our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business.

We have been dependent on display advertising. A decrease in the use of display advertising, or our inability to further penetrate display, mobile, social and video advertising channels would harm our business, growth prospects, operating results and financial condition.

        Historically, our customers have predominantly used our solution for display advertising, and the substantial majority of our revenue is derived from advertisers, typically through their agencies, that use our solution for display advertising. We expect that display advertising will continue to be a significant channel used by our customers. Recently, the market for display advertising, excluding mobile, social and video, has been declining as overall display advertising growth has been driven by mobile, social and video advertising. Should our customers lose confidence in the value or effectiveness of display advertising, the demand for our display solution could decline. In addition, our failure to achieve market acceptance of our solution for mobile, social and video advertising would harm our growth prospects, financial condition and results of operations.

We have historically relied, and expect to continue to rely, on a small number of customers for a significant portion of our revenue. The loss of any of these customers could significantly harm our business, financial condition and results of operations.

        A relatively small number of customers have historically accounted for a majority of our revenue. In 2011, 2012 and the nine months ended September 30, 2013, our top 20 customers accounted for 39%, 38% and 32% of our revenue, respectively. However, no customer accounted for 10% or more of our revenue during the respective period. While we expect this reliance to decrease over time, we expect that we will continue to depend upon a relatively small number of customers for a significant portion of our revenue for the foreseeable future. As a result, if we fail to successfully attract or retain new or existing customers or if existing customers run fewer advertising campaigns with us, defer or cancel their insertion orders, or terminate their relationship with us altogether, whether through the actions of their agency representatives or otherwise, our business, financial condition and results of operations would be harmed.

We do not have long-term commitments from our advertisers, and we may not be able to retain advertisers or attract new advertisers that provide us with revenue that is comparable to the revenue generated by any advertisers we may lose.

        Most of our advertisers do business with us by placing insertion orders for particular advertising campaigns. If we perform well on a particular campaign, then the advertiser, or most often, the advertising agency representing the advertiser, may place new insertion orders with us for additional advertising campaigns. We rarely have any commitment from an advertiser beyond the campaign governed by a particular insertion order. In accordance with the Interactive Advertising Bureau, or IAB, our insertion orders may also be canceled by advertisers or their advertising agencies prior to the completion of the campaign without penalty. As a result, our success is dependent upon our ability to outperform our competitors and win repeat business from existing advertisers, while continually expanding the number of advertisers for whom we provide services. In addition, it is relatively easy for advertisers and the advertising agencies that represent them to seek an alternative provider for their advertising campaigns because there are no significant switching costs. Agencies, with whom we do the majority of our business, often have relationships with many different providers, each of whom may be running portions of the same advertising campaign. Because we generally do not have long-term contracts, it may be difficult for us to accurately predict future revenue streams. We cannot provide assurance that our current advertisers will continue to use our solution, or that we will be able to replace departing advertisers with new advertisers that provide us with comparable revenue.

If we fail to detect fraud or serve our advertisers' advertisements on undesirable websites, our reputation will suffer, which would harm our brand and reputation and negatively impact our business, financial condition and results of operations.

        Our business depends in part on providing our advertisers with a service that they trust, and we have contractual commitments to take reasonable measures to prevent advertisers' advertisements from appearing on undesirable websites or on certain websites that they identify. We use proprietary technology to detect click fraud and block inventory that we know or suspect to be fraudulent, including "tool bar" inventory, which is inventory that appears within an application, often called a "tool bar," and that overlays a website and displaces any advertising that would otherwise be displayed on such website. We also use third-party services in an effort to prevent our advertisers' advertisements from appearing on undesirable websites. Preventing and combating fraud requires constant vigilance, and we may not always be successful in our efforts to do so. We may serve advertising on inventory that is objectionable to our advertisers, and we may lose the trust of our advertisers, which would harm our brand and reputation and negatively impact our business, financial condition and results of operations. We may also purchase inventory inadvertently that proves to be unacceptable for advertising campaigns, in which case we are responsible for the cost and cannot bill that cost to any campaign. If we buy substantial volumes of unusable inventory, this could negatively impact our results of operations.

If our access to quality advertising inventory is diminished or if we fail to acquire new advertising inventory, our revenue could decline and our growth could be impeded.

        We must maintain a consistent supply of attractive advertising inventory, meaning the digital space on which we place advertising impressions, including websites, proprietary social networks, such as Facebook, and mobile applications. Our success depends on our ability to secure quality inventory on reasonable terms across a broad range of advertising networks and exchanges, including real time advertising exchanges, such as Google's DoubleClick Ad Exchange or AppNexus; suppliers of video and mobile inventory; and social media platforms, such as the Facebook Exchange, known as FBX.

        The amount, quality and cost of inventory available to us can change at any time. Our suppliers are generally not bound by long-term contracts. As a result, we cannot provide any assurance that we will have access to a consistent supply of quality inventory. Moreover, the number of competing intermediaries that purchase advertising inventory from real-time advertising exchanges continues to increase, which could put upward pressure on inventory costs. If we are unable to compete favorably for advertising inventory available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising inventory available to us, we may not be able to place advertisements at competitive rates or find alternative sources of inventory with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the inventory that we access through real-time advertising exchanges may be of low quality or misrepresented to us, despite attempts by us and our suppliers to prevent fraud and conduct quality assurance checks.

        Suppliers control the bidding process for the inventory they supply, and their processes may not always work in our favor. For example, suppliers may place restrictions on the use of their inventory, including restrictions that prohibit the placement of advertisements on behalf of certain advertisers. Through the bidding process, we may not win the right to deliver advertising to the inventory that we select and may not be able to replace inventory that is no longer made available to us.

        If we are unable to maintain a consistent supply of quality inventory for any reason, our business, advertiser retention and loyalty, financial condition and results of operations would be harmed.

Currently, our social media offering is entirely dependent on access to Facebook's inventory through FBX. If our access to quality inventory in social media is diminished or if we fail to acquire new advertising inventory in social media, our growth could be impeded and our revenue could decline.

        Our social media offering is currently limited to Facebook's FBX platform, which was launched in the second half of 2012. Therefore, we currently define our social channel as advertising delivered through FBX. We have an agreement with Facebook allowing us to integrate directly with FBX to bid on advertising inventory on a real-time basis. We integrated with FBX in the fourth quarter of 2012. As a result, our ability to grow our revenue in the social channel is closely tied to the availability of inventory on FBX. If we are unable to compete favorably for advertising inventory on FBX, our social media offering may not be successful. Also, we cannot provide assurance that Facebook will continue to make its advertising inventory available to us upon reasonable terms or at all, and we may not be able to replace the FBX advertising inventory with inventory that meets our advertisers' specific goals with respect to social media. In addition, advertisers may prefer to work with companies that provide advertising on social media platforms other than FBX or that have a longer history of integration with social media platforms. If we are unable to run advertising campaigns on the FBX platform, integrate with social media platforms that may become available in the future or find alternative sources of quality social media inventory, our business could be harmed.

If mobile connected devices, their operating systems or content distribution channels, including those controlled by our competitors, develop in ways that prevent our advertising campaigns from being delivered to their users, our ability to grow our business will be impaired.

        Our success in the mobile channel depends upon the ability of our technology platform to integrate with mobile inventory suppliers and provide advertising for most mobile connected devices, as well as the major operating systems that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom we do not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones.

Network carriers may also impact the ability to access specified content on mobile devices. If our solution were unable to work on these devices or operating systems, either because of technological constraints or because an operating system or app developer, device maker or carrier wished to impair our ability to purchase inventory and provide advertisements, our ability to generate revenue could be significantly harmed.

We may invest in or acquire other businesses, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our financial condition and results of operations.

        As part of our business strategy, we may make investments in or acquisitions of complementary companies, products or technologies. These activities involve significant risks to our business. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, they may not ultimately strengthen our competitive position. Any acquisitions we complete could be viewed negatively by our advertisers, advertising agencies and investors, which could have an adverse impact on our business and the price of our common stock. In addition, if we are unsuccessful at integrating employees or technologies acquired, our financial condition and results of operations, including revenue growth, could be adversely affected. Any acquisition and subsequent integration will require significant time and resources. We have not made any acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to successfully evaluate and use the acquired technology or employees, or otherwise manage the acquisition and integration processes successfully. We will be required to pay cash, incur debt and/or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition and the value of our common stock. Our use of cash to pay for acquisitions would limit other potential uses of our cash, including investments in our sales and marketing and product development organizations, and in infrastructure to support scalability. The issuance or sale of equity or convertible debt securities to finance any such acquisitions would result in dilution to our stockholders and could negatively impact earnings per share. If we incur debt, it would result in increased fixed obligations and could also impose covenants or other restrictions that could impede our ability to manage our operations.

        Anticipated and unanticipated charges to earnings resulting from acquisitions may adversely affect our results of operations. Under business combination accounting standards we recognize the identifiable assets acquired and the liabilities assumed, generally at their acquisition date fair values and separately from goodwill. Our estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, a number of factors could result in material charges, which could adversely affect our financial condition, results of operations and cash flows, including but not limited to costs incurred to integrate employees such as employee retention, redeployment or relocation expenses; amortization, impairment or reduction in the useful lives of intangible assets; amortization or impairment of goodwill; costs to maintain certain duplicative pre-merger activities for an extended period of time or to maintain these activities for a period of time that is longer than we had anticipated; and charges to our operating results due to the expensing of certain stock awards assumed in an acquisition. Substantially all of these costs will be accounted for as expenses that will decrease our net income and earnings per share for the periods in which those costs are incurred.

        Additional risks related to investments and acquisitions include but are not limited to the following:

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  the need to implement or remediate controls, procedures and policies appropriate for a public company in an acquired company that, prior to the acquisition, lacked these controls, procedures and policies;

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  unfavorable revenue recognition or other accounting or tax treatment as a result of an acquired company's practices;

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  the need to integrate an acquired company's accounting, management information, human resource and other administrative systems to permit effective management and timely reporting;

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  the possibility of higher than anticipated costs in continuing support and development of acquired products, in general and administrative functions that support new business models, or in compliance with associated regulations that are more complicated than we had anticipated;

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  cultural challenges associated with integrating employees from an acquired company or business into our organization;

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  retaining key employees and maintaining the key business and customer relationships of the businesses we acquire;

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  the possibility that the combined company would not achieve the expected benefits, including any anticipated operating and product synergies, of the acquisition as quickly as anticipated if at all;

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  the possibility that we will not discover important facts during due diligence for an acquisition that could have a material adverse impact on the value of the businesses we acquire and subject us to unexpected claims and liabilities, regulatory exposure or other expenses;

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  litigation or other claims in connection with, or inheritance of claims or litigation risks as a result of, an acquisition, including claims from terminated employees, customers or other third parties;

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  significant accounting charges resulting from the completion and integration of a sizable acquisition and increased capital expenditures;

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  significant acquisition-related accounting adjustments that may cause reported revenue and profits of the combined company to be lower than the sum of their stand-alone revenue and profits;

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  the possibility that the costs of, or operational difficulties arising from, an acquisition would be greater than anticipated;

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  to the extent that we engage in strategic transactions outside of the United States, we face additional risks, including risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries; and

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  the possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business.

        Any of the foregoing factors could harm our financial condition or prevent us from achieving improvements in our financial condition and operating performance that could have otherwise been achieved by us on a stand-alone basis. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments.

Our sales and marketing efforts require significant investment, which may not yield returns in the foreseeable future, if at all.

        We have invested significant resources in our sales and marketing teams to educate potential and prospective advertisers and advertising agencies about the value of our solution. Real-time bidding through real-time advertising exchanges is still a small part of the overall display, mobile, social and video digital advertising markets. We often spend substantial time and resources explaining how our solution can optimize advertising campaigns in real time, and responding to requests for proposals from potential advertisers and their advertising agencies, including developing material specific to the needs of such potential advertisers. Our business depends in part upon advertisers' confidence, and the confidence of the advertising agencies that represent those advertisers, that our use of real-time advertising exchanges to purchase inventory is superior to other methods of purchasing digital advertising. We may not be successful in attracting new advertisers despite our investment in our business development, sales and marketing organizations.

If we do not effectively grow and train our sales team, we may be unable to add new customers or increase sales to our existing customers, and our business would be adversely affected.

        We continue to be substantially dependent on our sales team to obtain new customers and to drive sales from our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. Our current sales team is primarily trained and experienced in selling to advertising agencies, which often control an advertiser's budget. If more of our business shifts to direct relationships with brand advertisers, we may not have an adequately trained sales team to support that shift and to sell products effectively to those advertisers. New hires require significant training and it may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales team will be new to the company and our solution. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business would be adversely affected.

Our growth depends, in part, on the success of our strategic relationships with third parties, including ready access to hardware in key locations to facilitate the delivery of our solution and reliable management of Internet traffic.

        We anticipate that we will continue to depend on various third-party relationships in order to grow our business. We continue to pursue additional relationships with third parties, such as technology and content providers, real-time advertising exchanges, market research companies, co-location facilities and other strategic partners. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third-party data and services. Our agreements with channel partners and providers of technology, computer hardware, co-location facilities, content and consulting services and real-time advertising exchanges are typically non-exclusive, do not prohibit them from working with our competitors or from offering competing services and do not typically have minimum purchase commitments. Our competitors may be effective in providing incentives to third parties to favor their products or services over ours or to otherwise prevent or reduce purchases of our solution. In addition, these third parties may not perform as expected under our agreements with them, and we may have disagreements or disputes with such third parties, which could negatively affect our brand and reputation.

        In particular, our continued growth depends on our ability to source computer hardware, including servers built to our specifications, and the ability to locate those servers and related hardware in co-location facilities in the most desirable locations to facilitate the timely delivery of our services. Disruptions in the services provided at co-location facilities that we rely upon can degrade the level of services that we can provide, which could harm our business. We also rely on our integration with many third-party technology providers to execute our business on a daily basis. We must efficiently direct a large amount of network traffic to and from our servers to consider tens of billions of bid requests per day, and each bid typically must take place in approximately 100 milliseconds. We rely on a third-party domain name service, or DNS, to direct traffic to our closest data center for efficient processing. If our DNS provider experiences disruptions or performance problems, this could result in inefficient balancing of traffic across our servers as well as impairing or preventing web browser connectivity to our site, which could harm our business.

Our solution relies on third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our solution.

        Our platform, including our computational infrastructure, relies on software licensed to us by third-party authors under "open source" licenses. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with less development effort and time and ultimately put us at a competitive disadvantage.

        Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our services. Moreover, we cannot guarantee that our processes for controlling our use of open source software will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue operating our platform on terms that are not economically feasible, to re-engineer our platform or the supporting computational infrastructure to discontinue use of certain code, or to make generally available, in source code form, portions of our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

Failure to comply with industry self-regulation could harm our brand, reputation and business.

        We have committed to complying with the Network Advertising Initiative's Code of Conduct and the Digital Advertising Alliance's Self-Regulatory Principles for Online Behavioral Advertising in the United States, as well as similar self-regulatory principles in Europe adopted by the Interactive Advertising Bureau—Europe and the European Digital Advertising Alliance. Our efforts to comply with these principles include offering Internet users notice and transparency when advertising is served to them based, in part, on web browsing data recorded by cookies. We also offer Internet users the ability to opt out of receiving interest-based advertisements based on a cookie we place. However, we have made mistakes in our implementation of these guidelines in the past, and if we make mistakes in the future, or our opt out mechanisms fail to work as designed, or if Internet users misunderstand our technology or our commitments with respect to these principles, we could be subject to negative publicity, government investigation, government or private litigation, or investigation by self-regulatory bodies or other accountability groups. Any such action against us could be costly and time consuming, require us to change our business practices, cause us to divert management's attention and our resources and be damaging to our reputation and our business.

If we fail to maintain adequate security and supporting infrastructure as we scale our systems, we may experience outages and disruptions of our services which could harm our brand and reputation and negatively impact our revenue and results of operations.

        As we grow our business, we expect to continue to invest in technology services, hardware and software, including data centers, network services, storage and database technologies. Creating the appropriate support for our technology platform, including Big Data and our computational infrastructure, is expensive and complex, and our execution could result in inefficiencies or operational failures and increased vulnerability to cyber-attacks, which, in turn, could diminish the quality of our services and our performance for advertisers. Cyber-attacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability; the exploitation of software vulnerabilities in Internet facing applications; social engineering of system administrators (tricking company employees into releasing control of their systems to a hacker); or the introduction of computer viruses or malware into our systems with a view to steal confidential or proprietary data. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of our intellectual property and our data or our advertisers' data. In addition, we are vulnerable to unintentional errors as well as malicious actions by persons with authorized access to our systems that exceed the scope of their access rights, or unintentionally or intentionally alter parameters or otherwise interfere with the intended operations of our platform. The steps we take to increase the reliability, integrity and security of our systems as they scale may be expensive and may not prevent system failures or unintended vulnerabilities resulting from the increasing number of persons with access to our systems, complex interactions within our technology platform and the increasing number of connections with third party partners and vendors' technology. Operational errors or failures or successful cyber-attacks could result in damage to our reputation and loss of current and new advertisers and other business partners which could harm our business. In addition, we could be adversely impacted by outages and disruptions in the online platforms of our key business partners, such as the real-time advertising exchanges, who we rely upon for access to inventory.

Errors or failures in our software and systems could adversely affect our operating results and growth prospects.

        We depend upon the sustained and uninterrupted performance of our technology platform to operate over 1,000 campaigns at any given time; manage our inventory supply; bid on inventory for each campaign; serve or direct a third party to serve advertising; collect, process and interpret data to optimize campaign performance in real time; and provide billing information to our financial systems. If our technology platform cannot scale to meet demand, or if there are errors in our execution of any of these functions on our platform, then our business could be harmed. Because our software is complex, undetected errors and failures may occur, especially when new versions or updates are made. We do not have the capability to test new releases or updates to our code on a small subset of campaigns, which means that bugs or errors in code could impact all campaigns on our platform. Despite testing by us, errors or bugs in our software have in the past, and may in the future, not be found until the software is in our live operating environment. For example, we have experienced failures in our bidding system to recognize or respond to budget restrictions for campaigns, resulting in overspending on media, and we may in the future have failures in our systems that cause us to buy more media than our advertisers are contractually obligated to pay for, which could be costly and harm our operating results. Errors or failures in our software could also result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our solution, increased costs or loss of revenue, loss of competitive position or claims by advertisers for losses sustained by them. In such an event, we may be required or choose to expend additional resources to help mitigate any problems resulting from errors in our software. We may make errors in the measurement of our campaigns causing discrepancies with our advertisers' measurements leading to a lack in confidence with us or, on occasion, the need for advertiser "make-goods," the standard credits given to advertisers for campaigns that have not been delivered properly. Alleviating problems resulting from errors in our software could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of our business, any of which would adversely impact our financial position, results of operations and growth prospects.

We may require additional capital to support growth, and such capital might not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.

        We intend to continue to make investments to support our business growth and may require additional funds, beyond those generated by this offering, to respond to business challenges, including the need to develop new features or enhance our platform, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in public or private equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business could be adversely affected.

Our future success depends on the continuing efforts of our key employees, including our three founders, and on our ability to hire, train, motivate and retain additional employees, including key employees.

        Our future success depends heavily upon the continuing services of our key employees, including our three founders, George John, our Chief Executive Officer, Richard Frankel, our President, and Abhinav Gupta, our Vice President, Engineering, and on our ability to attract and retain members of our management team and other highly skilled employees, including software engineers, analytics and operations employees and sales professionals. The market for talent in our key areas of operations, including California, New York, Chicago and London, is intensely competitive. Our engineering group is based in Redwood City, California, and we face significant competition for talent from large technology companies such as Google, Facebook, LinkedIn, Twitter and Yahoo!. These companies may provide more generous benefits, more diverse opportunities and better chances for career advancement than we do. Some of these advantages may be more appealing to high-quality candidates than those we have to offer. None of our founders or other key employees has an employment agreement for a specific term, and any of our employees may terminate his or her employment with us at any time.

        New employees often require significant training and, in many cases, take significant time before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. In addition, as we move into new geographies, we will need to attract and recruit skilled employees in those areas. We have little experience with recruiting in geographies outside of the United States, and may face additional challenges in attracting, integrating and retaining international employees.

        Even if we are successful in hiring qualified new employees, we may be subject to allegations that we have improperly solicited such employees while they remained employed by our competitors, that such employees have improperly solicited other colleagues of theirs employed by the same competitors or that such employees have divulged proprietary or other confidential information to us in violation of their agreements with such competitors. If we are unable to attract, integrate and retain suitably qualified individuals, our business, financial position and results of operations would be harmed.

Our corporate culture has contributed to our success. If we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business could be harmed.

        We are undergoing rapid growth. As of September 30, 2013, we had approximately 477 employees in the United States and 75 employees overseas, compared with approximately 254 and 35 employees, respectively, as of December 31, 2012. We intend to further expand our overall headcount and operations both domestically and internationally, and we cannot provide assurance that we will be able to do so while effectively maintaining our corporate culture. We believe our corporate culture has been a critical component of our success as we believe it fosters innovation, teamwork, passion for customers and focus on execution, while facilitating knowledge sharing across our organization. As we grow and change, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate and operate effectively. In turn, the failure to preserve our culture could negatively affect our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.

Our historical revenue growth has masked seasonal fluctuations in advertising activity. As growth declines or seasonal patterns become more pronounced, seasonality could have a material impact on our cash flows and operating results.

        Our revenue, cash flow from operations, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our advertisers' spending on digital advertising campaigns. For example, advertisers tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory. Our historical revenue growth has masked the impact of seasonality, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow, operating results and other key operating and performance metrics from period to period.

We rely predominately on advertising agencies to purchase our solution on behalf of advertisers, and we incur the cost of an advertising campaign before we bill for services. Such agencies may have or develop high-risk credit profiles, which may result in credit risk to us.

        We must consider the effect of credit risk in transactions with agencies or other third parties and advertisers. A substantial portion of our business is sourced through advertising agencies, and we contract with these agencies as an agent for a disclosed principal, which is the advertiser. Typically, the advertising agency pays for our services once it has received payment from the advertiser for our services. Our contracts typically provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser. Contracting with these agencies, which in certain cases have or may develop high-risk credit profiles, subjects us to greater credit risk than where we contract with advertisers directly. This credit risk may vary depending on the nature of an advertising agency's aggregated advertiser base. In the third quarter of 2013, one of the agencies with which we conducted business filed for bankruptcy, which resulted in bad debt expense in the period. There can be no assurances that we will not experience additional bad debt expense in the future. Any such write-offs for bad debt could have a materially negative effect on our results of operations for the periods in which the write-offs occur. Even if we are not paid, we are still obligated to pay for the media we have purchased for the advertising campaign, and as a consequence, our results of operations and financial condition could be adversely impacted.

Fluctuations in the exchange rates of foreign currencies could result in currency transaction losses that negatively impact our financial results.

        We currently have foreign sales denominated in British pounds, euros, Japanese yen and Canadian dollars and may, in the future, have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a portion of our operating expenses in British pounds, euros, Canadian dollars and Hong Kong dollars. We expect international sales to become an increasingly important part of our business. Any fluctuation in the exchange rates of these foreign currencies could negatively impact our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses.

Legislation and regulation of online businesses, including privacy and data protection regimes, could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our technology platform or business model, which could have a material adverse effect on our business.

        Government regulation could increase the costs of doing business online. U.S. and foreign governments have enacted or are considering legislation related to online advertising and we expect to see an increase in legislation and regulation related to advertising online, the use of geo-location data to inform advertising, the collection and use of anonymous Internet user data and unique device identifiers, such as IP address or unique mobile device identifiers, and other data protection and privacy regulation. Recent revelations about bulk online data collection by the National Security Agency, and news articles suggesting that the National Security Agency may gather data from cookies placed by Internet advertisers to deliver interest based advertising, may further interest governments in legislation regulating data collection by commercial entities, such as advertisers and publishers and technology companies that serve the advertising industry. Such legislation could affect the costs of doing business online, and could reduce the demand for our solution or otherwise harm our business, financial condition and results of operations. For example, a wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. While we have not collected data that is traditionally considered personal data, such as name, email address, address, phone numbers, social security numbers, credit card numbers, financial or health data, we typically do collect and store IP addresses and other device identifiers, that are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. Evolving and changing definitions of personal data, within the EU, the United States and elsewhere, especially relating to classification of IP addresses, machine or device identifiers, location data and other information, have in the past and could cause us in the future, to change our business practices, or limit or inhibit our ability to operate or expand our business. Data protection and privacy-related laws and regulations are evolving and could result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. While we take measures to protect the security of information that we collect, use and disclose in the operation of our business, and to offer certain privacy protections with respect to such information, such measures may not always be effective. In addition, while we take steps to avoid collecting personally identifiable information about consumers, we may inadvertently receive this information from advertisers or advertising agencies or through the process of delivering advertising. Our failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement action against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and results of operations. Even the perception of privacy concerns, whether or not valid, could harm our reputation and inhibit adoption of our solution by current and future advertisers and advertising agencies.

Our proprietary rights may be difficult to enforce. This could enable others to copy or use aspects of our solution without compensating us, which could erode our competitive advantages and harm our business.

        Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business could be adversely affected. We rely on trademark, copyright, trade secret and patent laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies. Our patent strategy is still in its early stages and while we have a small number of pending patent applications, valid patents may not be issued from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or offerings and services. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the recent America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain adequate patent protection, or to prevent third parties from infringing upon or misappropriating our intellectual property.

        Unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and generally limit access to and distribution of our proprietary information. However, we cannot provide assurance that any steps taken by us will prevent misappropriation of our technology and proprietary information. Policing unauthorized use of our technology is difficult. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our proprietary rights in such countries may be inadequate. From time to time, legal action by us may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Such litigation could result in substantial costs and the diversion of limited resources and could negatively affect our business, financial condition and results of operations. If we are unable to protect our proprietary rights (including aspects of our technology platform) we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their intellectual property.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

        Third parties may assert claims of infringement of intellectual property rights in proprietary technology against us or against our advertisers for which we may be liable or have an indemnification obligation. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from operating our business.

        Although third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, including treble damages if we are found to have willfully infringed such claimant's patents or copyrights, royalties or other fees. Any of these events could seriously harm our business financial condition and results of operations.

Legal claims against us resulting from the actions of our advertisers could damage our reputation and be costly to defend.

        We receive representations from advertisers that the content of the advertising that we place on their behalf is lawful. We also rely on representations from our advertisers that they maintain adequate privacy policies that allow us to place pixels on their websites and collect data from users that visit those websites to aid in delivering our solution. However, we do not independently verify whether we are permitted to deliver advertising to our advertisers' Internet users or that the content of the advertisements we deliver is legally permitted. If any of our advertisers' representations are untrue and our advertisers do not abide by foreign, federal, state or local laws or regulations governing their content or privacy practices, we could become subject to legal claims against us, we could be exposed to potential liability (for which we may or may not be indemnified by our customers), and our reputation could be damaged.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

        Our agreements with advertisers, advertising agencies, and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services, or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations.

We have identified material weaknesses in our internal controls in the past, and if we do not continue to develop effective internal controls, we may not be able to accurately report our financial results or prevent fraud, and our business could suffer as a result.

        When we are no longer an "emerging growth company," we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting. We will need to disclose any material weaknesses (as defined by SEC rules) in our internal controls over financial reporting that are identified by our management, as well as provide a statement that our independent registered public accounting firm has issued an opinion on our internal controls over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting until our first annual report filed with the SEC following the later of (i) the date we are deemed to be an "accelerated filer" or a "large accelerated filer," each as defined in the Securities Exchange Act of 1934, as amended, or the

Exchange Act, or (ii) the date we are no longer an "emerging growth company," as defined in the JOBS Act.

        In connection with the audit of our financial statements for the year ended December 31, 2010, we identified certain material weaknesses in our internal controls resulting from a lack of qualified personnel within our accounting function that possessed an appropriate level of expertise to perform certain functions. We have since remediated these material weaknesses. We are continuing to develop our internal controls, processes and reporting systems to comply with these requirements, by, among other things, hiring qualified personnel with expertise to perform specific functions, implementing software systems to manage our revenue and expenses and to allow us to budget and undertake multi-year financial planning and analyses. This process has been and will be time-consuming, costly and complicated. We may not be successful in implementing these systems or in developing other internal controls, which could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. For example, in connection with filing a registration statement for our initial public offering, errors were identified in the unaudited consolidated statement of cash flows for the six months ended June 30, 2012. We have since corrected these errors and concluded that such corrections were immaterial. However, if we identify additional errors that result in material weaknesses in our internal controls over financial reporting and we do not detect errors on a timely basis, and our financial statements could be materially misstated. If we identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of any such failures, we could also become subject to investigations by the NASDAQ Global Select Market, the SEC, or other regulatory authorities, and become subject to lawsuits by stockholders, which could harm our reputation and financial condition or divert financial and management resources from our core business.

Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.

        Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Economic downturns or instability in political or market conditions may cause current or new advertisers to reduce their advertising budgets. Adverse economic conditions and general uncertainty about economic recovery are likely to affect our business prospects. In particular, uncertainty regarding the budget crisis in the United States may cause general business conditions in the United States and elsewhere to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel purchases of our solution, This could expose us to increased credit risk on advertiser orders, which, in turn, could negatively impact our business, financial condition and results of operations. In addition, concerns over the sovereign debt situation in certain countries in the EU as well as continued geopolitical turmoil in many parts of the world have, and may continue to, put pressure on global economic conditions, which could lead to reduced spending on advertising.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of investors and securities analysts, which could result in a decline in our stock price.

        The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances as described in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results could be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. If, as a result, our operating results fall below the expectations of investors and securities analysts, our stock price could decline. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, allowance for doubtful accounts, accounting for internal use software and income taxes.

Our loan agreement contains operating and financial covenants that restrict our business and financing activities.

        Borrowings under our loan agreement with certain lenders and Comerica Bank, or Comerica, as agent for the lenders, are secured by substantially all of our assets, including our intellectual property. Our loan agreement also restricts our ability to, among other things:

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  dispose of or sell our assets;

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  make material changes in our business or management;

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  consolidate or merge with other entities;

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  incur additional indebtedness;

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  create liens on our assets;

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  pay dividends;

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  make investments;

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  enter into transactions with affiliates; and

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  pay off or redeem subordinated indebtedness.

        These restrictions are subject to certain exceptions. In addition, our loan agreement requires us to comply with a minimum EBITDA covenant and maintain a minimum liquidity ratio.

        The operating and financial restrictions and covenants in the loan agreement, as well as any future financing agreements that we may enter into, could restrict our ability to finance our operations and to engage in, expand or otherwise pursue business activities and strategies that we or our stockholders may consider beneficial. We have failed to comply with similar covenants in the past. For example, as of December 31, 2012 and September 30, 2013, we were not in compliance with certain financial and non-financial covenants in prior secured loan and security agreements, including a covenant related to permitted indebtedness for a corporate credit card account balance. Although we have been able to obtain a waiver for each such covenant violation in the past, there is no guarantee that our lender will waive such violations in the future. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under the loan agreement. Future defaults, if not waived, could cause all of the outstanding indebtedness under our loan agreement to become immediately due and payable and would permit the lenders to terminate all commitments to extend further credit and permit Comerica, on behalf of the lenders, to proceed against the collateral in which we granted Comerica a security interest.

        If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. This could materially and adversely affect our liquidity and financial condition and our ability to operate and continue our business as a going concern.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations, which could subject our business to higher tax liability.

        We may be limited in the portion of net operating loss carry-forwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. At December 31, 2012, we had U.S. federal net operating loss carry-forwards, or NOLs, of $22.4 million and state NOLs of $17.2 million. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We believe that we experienced an ownership change under Section 382 of the Code in prior years that may limit our ability to utilize a portion of the NOLs. As a result of the ownership change, we estimate that the utilization of U.S. federal NOLs of $11.7 million and state NOLs of $10.5 million are subject to annual limitations under Section 382. In addition, future changes in our stock ownership, including this or future offerings, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Code. Our NOLs may also be impaired under similar provisions of state law. We have recorded a full valuation allowance related to our NOLs and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets. Our NOLs may expire unutilized or underutilized, which would prevent us from offsetting future taxable income.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

        Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the digital advertising and real-time buying markets may prove to be inaccurate. For more information regarding the forecasts of market growth included in this prospectus, see the section entitled "Market and Industry Data."

Our liquidity could be adversely impacted by adverse conditions in the financial markets.

        As of September 30, 2013, we had $125.3 million in cash and cash equivalents. At any point in time, we have funds in our operating accounts that are with third-party financial institutions that exceed the Federal Deposit Insurance Corporation, or FDIC, insurance limits. These cash balances could be impacted if the underlying financial institutions fail or become subject to other adverse conditions in the financial markets. Portions of the proceeds from our initial public offering are invested in our operating accounts with third-party financial institutions in amounts that exceed FDIC insurance limits.

Our business is subject to the risk of earthquakes, fire, power outages, floods and other catastrophic events, and to other interruptions due to natural or human causes.

        We maintain servers at co-location facilities in California, Nevada, New Jersey, Virginia, Germany, the Netherlands and Hong Kong that we use to deliver advertising campaigns for our advertisers, and expect to add other data centers at co-location facilities in the future. Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, fires, floods, nuclear disasters, war, acts of terrorism, vandalism or other criminal activities, infectious disease outbreaks and power outages, any of which could render it difficult or impossible for us to operate our business for some period of time. For example, in October 2012, Hurricane Sandy caused our former data center in New York to cease operations because of storm damage, which caused us to divert online traffic to other facilities. Our corporate headquarters and the primary co-location facility where we maintain data used in our business operations are both located in the San Francisco Bay Area, a region known for seismic activity. Major damage to our co-location facilities or offices or their power or internet connectivity may be costly to recover, and any such efforts may take several weeks, if not months. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and results of operations, and harm our reputation. In addition, we may not carry sufficient business interruption insurance to compensate for the losses that may occur. Any such losses or damages could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The price of our common stock has been volatile and the value of your investment could decline.

        Technology stocks have historically experienced high levels of volatility. The trading price of our common stock has, and is likely going to continue to fluctuate substantially, following this offering. Since our initial public offering in September 2013, our common stock has ranged in price from $37.81 to $71.24. Following the completion of this offering, the market value of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

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  announcements of financial results, new offerings, products, services or technologies, commercial relationships, acquisitions or other events by us, our competitors or others in our industry sector;

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  price and volume fluctuations in the overall U.S. and foreign stock markets from time to time;

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  significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

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  fluctuations in the trading volume of our shares or the size of our public float;

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  actual or anticipated changes or fluctuations in our results of operations;

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  whether our results of operations meet the expectations of investors or securities analysts;

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  actual or anticipated changes in the expectations of investors or securities analysts;

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  litigation involving us, our industry, or both;

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  regulatory developments in the United States, foreign countries, or both;

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  general economic conditions and trends;

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  major catastrophic events;

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  lockup releases and subsequent sales of large blocks of our common stock;

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  departures of key employees; or

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  an adverse impact on the company from any of the other risks cited herein.

        In addition, if the market for technology stocks or the stock market, in general, experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price continues to be volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business. This could have a material adverse effect on our business, results of operations and financial condition.

Sales of substantial amounts of our common stock in the public markets, including when the "lock-up" or "market standoff" period ends, or the perception that sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

        Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of September 30, 2013, upon completion of this offering, we will have 35,030,532 shares of common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our "affiliates" as defined in Rule 144 under the Securities Act.

        In connection with our initial public offering, we, all of our directors and executive officers and substantially all of our stockholders agreed, subject to certain customary exceptions, not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 180 days from the date of our initial public offering. The representatives of the underwriters intend to release the lock-up restrictions with respect to 3,000,000 shares to be sold by the selling stockholders in this offering, which include certain of our employees, officers and directors or their affiliated entities. In addition, the representatives of the underwriters have agreed to release approximately 110,000 shares held by our employees, excluding our officers and directors, for sale in the public market on the third business day after we announce our financial results for the three months ended December 31, 2013.

        In addition, subject to certain customary exceptions, we, our executive officers and directors and the selling stockholders will not be able to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 90 days from the date of this prospectus.

        When the applicable restrictions expire, we and our executive officers and directors and locked-up security holders will be able to sell shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section of this prospectus entitled "Shares Eligible for Future Sale" for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

        Based on shares outstanding as of September 30, 2013, holders of up to approximately 22,725,962 shares or 64.9%, of our common stock after this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We have also registered the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

        We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

The concentration of our capital stock ownership with insiders could limit your ability to influence the outcome of key transactions, including a change of control.

        Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock, in the aggregate, will beneficially own approximately 56.8% of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of September 30, 2013. These stockholders are able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a manner that is adverse to your interests. This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have broad discretion in the use of net proceeds that we receive in this offering, and if we do not use those proceeds effectively, your investment could be harmed.

        Our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on use and investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use and invest the net proceeds that we receive in this offering and our initial public offering effectively, our business, results of operations and financial condition could be harmed.

The requirements of being a public company may strain our resources, divert our management's attention and affect our ability to attract and retain qualified board members.

        As a public company, we are subject to the reporting requirements of the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations have increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and increased demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        For so long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not "emerging growth companies," including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an "emerging growth company," which could be as long as five years following the completion of our initial public offering. Investors may find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of an extended transition period for complying with new or revised accounting standards. However, we chose to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

        The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $55.39 per share, the difference between the public offering price of $62.80 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on January 24, 2014, and the net tangible book value per share of our common stock as of September 30, 2013, after giving effect to the issuance of shares of our common stock in this offering. See the section entitled "Dilution."

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

        The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. In addition, our credit facility contains restrictions on our ability to pay dividends.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

  •
  a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

  •
  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

  •
  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

  •
  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

  •
  the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

  •
  the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

  •
  the ability of our board of directors, by majority vote, to amend our amended and restated bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend our amended and restated bylaws to facilitate an unsolicited takeover attempt; and

  •
  advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

        In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including but not limited to the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements. The words "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

  •
  our future financial and operating results;

  •
  our ability to maintain an adequate rate of revenue growth;

  •
  our business plan and our ability to effectively manage our growth and associated investments;

  •
  our ability to attract and retain advertisers and advertising agencies;

  •
  our ability to further penetrate our existing customer base;

  •
  our ability to maintain our competitive technological advantages against competitors in our industry;

  •
  our ability to timely and effectively adapt our existing technology;

  •
  our ability to introduce new offerings and bring them to market in a timely manner;

  •
  our ability to maintain, protect and enhance our brand and intellectual property;

  •
  our ability to continue to expand internationally;

  •
  the effects of increased competition in our market and our ability to compete effectively;

  •
  our plans to use the proceeds from this offering;

  •
  costs associated with defending intellectual property infringement and other claims;

  •
  our expectations concerning relationships with third parties;

  •
  the attraction and retention of qualified employees and key personnel;

  •
  future acquisitions of or investments in complementary companies or technologies;

  •
  the effects of seasonal trends on our results of operations; and

  •
  our ability to comply with evolving legal standards and regulations, particularly concerning data protection and consumer privacy.

        These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors" and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in our forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

        You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results and circumstances may be materially different from what we expect.

 MARKET AND INDUSTRY DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including International Data Corporation, or IDC, eMarketer Inc., or eMarketer, and Magna Global USA, Inc., or MAGNA GLOBAL; on assumptions based on such data and other similar sources; and on our knowledge of the markets for our solution. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. In addition, projections, assumptions, estimates and forecasts of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the industry and market projections, estimates and forecasts made by the independent parties and by us.

        Certain information in the text of the prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

  (1)
  eMarketer, Digital Set to Surpass TV in Time Spent with US Media, August 2013.

  (2)
  eMarketer, Mobile Expands Its Share of Worldwide Digital Ad Spend, August 2013.

  (3)
  eMarketer, Worldwide Ad Growth Buoyed by Digital, Mobile Adoption, September 2013.

  (4)
  IDC, Worldwide and U.S. Real-Time Bidding, 2013-2017, November 2013.

  (5)
  IDC Digital Universe Study, sponsored by EMC, December 2012.

 USE OF PROCEEDS

        We estimate that the net proceeds from our sale of 2,000,000 shares of common stock in this offering at the assumed public offering price of $62.80 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on January 24, 2014, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $118.6 million. We will not receive any proceeds from the sale of shares by the selling stockholders, although we have agreed to pay the expenses of the selling stockholders associated with this offering other than underwriting discounts and commissions.

        The principal purposes of this offering are to increase our capitalization and financial flexibility, obtain additional capital, facilitate an orderly distribution of shares for the selling stockholders in the offering, increase our public float and increase our visibility in the marketplace. We intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds from this offering to repay outstanding indebtedness, or to acquire or invest in technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions at this time. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

MARKET PRICE OF COMMON STOCK

        Our common stock has been listed on the NASDAQ Global Select Market under the symbol "FUEL" since September 20, 2013. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported on the NASDAQ Global Select Market:

	High	Low
Fiscal 2013
Third Quarter (from September 20, 2013)	$64.23	$50.90
Fourth Quarter	68.56	37.81
Fiscal 2014
First Quarter (through January 24, 2014)	71.89	56.80

        On January 24, 2014, the last reported sale price of our common stock on the NASDAQ Global Select Market was $62.80 per share. As of September 30, 2013, we had 185 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future, if at all. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, our loan agreement contains restrictions on our ability to pay dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013, on:

  •
  an actual basis; and

  •
  as adjusted basis to reflect (i) our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $62.80 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on January 24, 2014, after deducting underwriting discounts and commissions and estimated offering expenses and (ii) the issuance of 222,748 shares of common stock to be acquired by certain selling stockholders upon the exercise of options in order to sell those shares in this offering.

        You should read the information in this table together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of September 30, 2013
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$125,282	$244,737

Debt obligations, current and non-current	$26,853	$26,853
Stockholders' equity:
Preferred stock, $0.001 par value: 100,000,000 shares authorized actual and as adjusted; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value: 1,000,000,000 shares authorized actual and as adjusted; 32,807,784 shares issued and outstanding, actual; 35,030,532 shares issued and outstanding, as adjusted	33	35
Additional paid-in capital	182,332	301,785
Accumulated other comprehensive loss	(101)	(101)
Accumulated deficit	(42,314)	(42,314)

Total stockholders' equity	139,950	259,405

Total capitalization	$166,803	$286,258

(1)
Each $1.00 increase (decrease) in the assumed public offering price of $62.80 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on January 24, 2014, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $1.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $60.0 million, so long as the assumed offering price remains the same, and after deducting estimated underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

        The number of shares of our common stock to be outstanding after this offering is based on 33,030,532 shares of our common stock outstanding as of September 30, 2013, and excludes:

  •
  7,404,817 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013 pursuant to our 2008 Equity Incentive Plan, or 2008 Plan, and our 2013 Equity Incentive Plan, or 2013 Plan, with a weighted-average exercise price of $6.59 per share;

  •
  51,382 shares of common stock issuable upon the vesting of restricted stock units outstanding as of September 30, 2013;

  •
  53,000 shares of common stock issuable upon the exercise of options granted after September 30, 2013 pursuant to our 2013 Plan, with a weighted-average exercise price of $56.21 per share;

  •
  332,020 shares of common stock issuable upon the vesting of restricted stock units granted after September 30, 2013 pursuant to our 2013 Plan;

  •
  6,607,567 shares of common stock reserved for future grants under our 2013 Plan as of September 30, 2013 (which reserve includes 385,020 shares of common stock subject to options and restricted stock units granted after September 30, 2013, as described in the bullets above), plus an additional 1,641,299 shares of common stock that became available for future grants under our 2013 Plan as of January 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans";

  •
  1,000,000 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, or ESPP, as of September 30, 2013 plus an additional 656,519 shares of common stock that became available for future grants under our 2013 Plan as of January 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans"; and

  •
  any shares of common stock that become available subsequent to this offering under our 2013 Plan and ESPP pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans."

 DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

        As of September 30, 2013, our net tangible book value was approximately $140.0 million, or $4.27 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2013.

        After giving effect to (i) our sale in this offering of 2,000,000 shares of our common stock, at the assumed public offering price of $62.80 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on January 24, 2014, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) the issuance of 222,748 shares of common stock to be acquired by certain selling stockholders upon the exercise of options in order to sell those shares in this offering, our as adjusted net tangible book value as of September 30, 2013 would have been approximately $259.4 million, or $7.41 per share of our common stock. This represents an immediate increase in as adjusted net tangible book value of $3.14 per share to our existing stockholders and an immediate dilution of $55.39 per share to investors purchasing shares in this offering.

        The following table illustrates this dilution:

Assumed public offering price per share		$62.80
Net tangible book value per share as of September 30, 2013, before giving effect to this offering	$4.27
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	3.14

As adjusted net tangible book value per share, after giving effect to this offering		$7.41

Dilution per share to new investors purchasing shares in this offering		$55.39

        A $1.00 increase (decrease) in the assumed initial public offering price of $62.80 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on January 24, 2014, would increase (decrease) our as adjusted net tangible book value, after giving effect to this offering, by $0.05 per share, and the dilution per share to new investors purchasing shares in this offering by $(0.05) per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

        The number of shares of our common stock to be outstanding after this offering is based on 33,030,532 shares of our common stock outstanding as of September 30, 2013, and excludes:

  •
  7,404,817 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013 pursuant to our 2008 Equity Incentive Plan, or 2008 Plan, and our 2013 Equity Incentive Plan, or 2013 Plan, with a weighted-average exercise price of $6.59 per share;

  •
  51,382 shares of common stock issuable upon the vesting of restricted stock units outstanding as of September 30, 2013;

  •
  53,000 shares of common stock issuable upon the exercise of options granted after September 30, 2013 pursuant to our 2013 Plan, with a weighted-average exercise price of $56.21 per share;

  •
  332,020 shares of common stock issuable upon the vesting of restricted stock units granted after September 30, 2013 pursuant to our 2013 Plan;

  •
  6,607,567 shares of common stock reserved for future grants under our 2013 Plan as of September 30, 2013 (which reserve includes 385,020 shares of common stock subject to options and restricted stock units granted after September 30, 2013, as described in the bullets above), plus an additional 1,641,299 shares of common stock that became available for future grants under our 2013 Plan as of January 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans";

  •
  1,000,000 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, or ESPP, as of September 30, 2013 plus an additional 656,519 shares of common stock that became available for future grants under our 2013 Plan as of January 1, 2014 pursuant to provisions thereof that automatically increase the share reserve under such plan each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans"; and

  •
  any shares of common stock that become available subsequent to this offering under our 2013 Plan and ESPP pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 2010, as well as the consolidated balance sheet data as of December 31, 2010, is derived from audited financial consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the consolidated balance sheet data as of September 30, 2013 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

	Years Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue(1)	$16,527	$44,652	$106,589	$66,494	$155,039
Cost of revenue(2)	10,875	27,300	60,011	36,988	81,529

Gross profit	5,652	17,352	46,578	29,506	73,510

Operating expenses:
Research and development(2)	1,039	1,545	4,876	2,604	10,587
Sales and marketing(2)	6,071	17,256	41,069	25,893	56,293
General and administrative(2)	1,521	2,336	8,403	4,245	19,671

Total operating expenses	8,631	21,137	54,348	32,742	86,551

Loss from operations	(2,979)	(3,785)	(7,770)	(3,236)	(13,041)
Other expense, net:
Interest expense	(166)	(250)	(316)	(233)	(604)
Other income (expense)—net	9	33	135	157	(213)
Change in fair value of convertible preferred stock warrant liability	(106)	(295)	(2,308)	(1,093)	(4,740)

Other expense, net	(263)	(512)	(2,489)	(1,169)	(5,557)
Loss before income taxes	(3,242)	(4,297)	(10,259)	(4,405)	(18,598)
Provision for income taxes	—	(28)	(84)	(67)	(173)

Net loss	$(3,242)	$(4,325)	$(10,343)	$(4,472)	$(18,771)

Basic and diluted net loss per share attributable to common stockholders(3)	$(0.48)	$(0.57)	$(1.29)	$(0.56)	$(2.01)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	6,794	7,600	8,024	7,971	9,346

(1)
Beginning January 1, 2011, we adopted a new authoritative guidance on multiple arrangements on a prospective basis. The adoption did not materially impact the comparability of revenue between the periods presented.

(2)
Includes stock-based compensation expense as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$—	$7	$37	$20	$211
Research and development	13	8	734	111	1,266
Sales and marketing	20	66	1,100	196	2,471
General and administrative	8	83	1,450	200	2,305

	$41	$164	$3,321	$527	$6,253

(3)
See Note 9 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders.

	Years Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
Other Financial Data:
Revenue less media costs(1)	$7,209	$22,003	$55,920	$35,874	$87,327
Adjusted EBITDA(2)	$(2,869)	$(3,125)	$(2,981)	$(1,656)	$(4,941)
Adjusted net loss(3)	$(3,095)	$(3,866)	$(4,714)	$(2,852)	$(7,778)

(1)
Revenue less media costs is a financial measure not presented in accordance with generally accepted accounting principles, or GAAP. We define revenue less media costs as GAAP revenue less media costs. Media costs consist of costs for advertising impressions we purchase from real-time advertising exchanges or other third parties. Please see "—Non-GAAP Financial Measures—Revenue less media costs" for more information as to the limitations of using non-GAAP measures and for the reconciliation of revenue less media costs to revenue, the most directly comparable financial measure calculated in accordance with GAAP.
(2)
Adjusted EBITDA is a non-GAAP financial measure. We define adjusted EBITDA as net loss before income tax (expense) benefit, interest expense, net, depreciation and amortization (except for amortization of internal use software), and stock-based compensation expense and change in fair value of convertible preferred stock warrant liability. Please see "—Non-GAAP Financial Measures—Adjusted EBITDA" for more information as to the limitations of using non-GAAP measures and for the reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(3)
Adjusted net loss is a non-GAAP financial measure. We define adjusted net loss as net loss taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the impact of certain non-cash expenses (e.g. stock-based compensation). Please see "—Non-GAAP Financial Measures—Adjusted Net Loss" for more information as to the limitations of using non-GAAP measures and for the reconciliation of adjusted net loss to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

	As of December 31,
				As of September 30, 2013
	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,523	$5,071	$14,896	$125,282
Property, equipment and software, net	2,212	4,941	10,939	20,941
Working capital	11,192	12,962	37,935	129,285
Total assets	17,839	27,158	75,189	217,865
Debt obligations, current and non-current	2,736	4,379	6,966	26,853
Total stockholders' equity	10,982	13,389	40,863	139,950

Non-GAAP Financial Measures

Revenue Less Media Costs

        Revenue less media costs is a non-GAAP financial measure defined as GAAP revenue less media costs. Media costs consist of costs for advertising impressions we purchase from real-time advertising exchanges or through other third parties. We present revenue less media costs as a metric used by us for evaluation and decision-making purposes. A limitation of revenue less media costs is that it is a measure that we have defined for internal purposes that may be unique to us, and therefore it may not enhance the comparability of our results to other companies in our industry that have similar business arrangements but present the impact of media costs differently. Management compensates for these limitations by also relying on the comparable GAAP financial measures of revenue, cost of revenue and total operating expenses. The following table presents a reconciliation of revenue less media costs to revenue for each of the periods indicated:

	Years Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
Revenue	$16,527	$44,652	$106,589	$66,494	$155,039
Less: Media costs	(9,318)	(22,649)	(50,669)	(30,620)	(67,712)

Revenue less media costs	$7,209	$22,003	$55,920	$35,874	$87,327

Adjusted EBITDA

        To provide investors with additional information regarding our financial results, we have presented adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

        We have presented adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, to develop short and long-term operational plans, and to determine bonus payouts. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

        Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

  •
  although depreciation and amortization of property and equipment (excluding amortization of internal use software) are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  adjusted EBITDA does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) the potentially dilutive impact of equity-based compensation; or (iii) tax payments that may represent a reduction in cash available to us; and

  •
  other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

        Because of these and other limitations, you should consider adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, net income or loss, and our other GAAP financial results. The following table presents a reconciliation of adjusted EBITDA to net loss for each of the periods indicated:

	Years Ended December 31,			Nine Months Ended September 30,
						January 1, 2010 through September 30, 2013
	2010	2011	2012	2012	2013
	(in thousands)
Net loss	$(3,242)	$(4,325)	$(10,343)	$(4,472)	$(18,771)	$(36,681)
Adjustments:
Interest expense, net	158	250	316	233	604	1,328
Income tax expense	—	28	84	67	173	285
Depreciation and amortization expense (excludes amortization of internal use software)	68	463	1,333	896	2,060	3,924
Stock-based compensation expense	41	164	3,321	527	6,253	9,779
Change in fair value of convertible preferred stock warrant liability	106	295	2,308	1,093	4,740	7,449

Total adjustments	373	1,200	7,362	2,816	13,830	22,765

Adjusted EBITDA	$(2,869)	$(3,125)	$(2,981)	$(1,656)	$(4,941)	$(13,916)

Adjusted Net Loss

        Adjusted net loss and adjusted diluted net loss per share are non-GAAP financial measures that are useful to us and investors because they present an additional measurement of our financial performance, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the impact of stock-based compensation expense and the change in fair value of convertible preferred stock warrant liability. We believe that analysts and investors use adjusted net income and adjusted diluted net income per share as supplemental measures to evaluate the overall operating performance of companies in our industry.

        Our use of adjusted net loss has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. A limitation of adjusted net income (loss) is that it is a measure that may be unique to us and may not enhance the comparability of our results to other companies in the same industry that define adjusted net income (loss) differently. This measure may also exclude expenses that may have a material impact on our reported financial results. Our management compensates for these limitations by also considering the comparable GAAP financial measure of net income (loss).

	Years Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
Net loss	$(3,242)	$(4,325)	$(10,343)	$(4,472)	$(18,771)
Adjustments:
Stock-based compensation expense	41	164	3,321	527	6,253
Change in fair value of convertible preferred stock warrant liability	106	295	2,308	1,093	4,740
Tax impact of the above items	—	—	—	—	—

Adjusted net loss	$(3,095)	$(3,866)	$(4,714)	$(2,852)	$(7,778)

Adjusted diluted net loss per share	$(0.46)	$(0.51)	$(0.59)	$(0.36)	$(0.83)

Weighted average shares used in computing adjusted diluted net loss per share	6,794	7,600	8,024	7,971	9,346

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to the consolidated financial statements included later in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

        Rocket Fuel is a technology company that has developed an Artificial Intelligence and Big Data-driven predictive modeling and automated decision-making platform. Our technology is designed to address the needs of markets in which the volume and speed of information render real-time human analysis infeasible. We are focused on the large and growing digital advertising market that faces these challenges.

        There are tens of billions of daily trades across all digital advertising exchanges, thousands of times more than the number of daily trades executed by NASDAQ and the NYSE combined. Our Artificial Intelligence, or AI, system autonomously purchases ad spots, or impressions, one at a time, on these exchanges to create portfolios of impressions designed to optimize the goals of our advertisers, such as increased sales, heightened brand awareness and decreased cost per customer acquisition. We believe that our customers value our solution, as our revenue retention rates were 134%, 175% and 178% for the 12 months ended December 31, 2011, 2012 and September 30, 2013, respectively. We define our "revenue retention rate" with respect to a given 12-month period as (i) revenue recognized during such period from customers that contributed to revenue recognized in the prior 12-month period divided by (ii) total revenue recognized in such prior 12-month period.

        Benefiting from our unique combination of technology and industry expertise, we have rapidly grown our business, building a diversified customer base that, as of September 30, 2013, included over 70 of the Advertising Age 100 Leading National Advertisers and over 40 of the Fortune 100 companies.

        Our solution is designed to optimize both direct-response campaigns focused on generating specific consumer purchases or responses, generally defined as cost per action goals, as well as brand campaigns geared towards lifting brand metrics, generally defined as cost-per-click and brand survey goals. For the three and nine months ended September 30, 2012 and 2013, direct response campaigns contributed approximately two-thirds of our revenue, with the remaining one-third of our revenue generated through brand campaigns. We have successfully run advertising campaigns for products and brands ranging from consumer products to luxury automobiles to travel and have served well over 100 billion impressions as of September 30, 2013. We provide a differentiated solution that is simple, powerful, scalable and extensible across geographies, industry verticals and advertising channels. Our computational infrastructure supports over 25,000 CPU cores in eight data centers and houses 15 petabytes of data.

        We generate revenue by delivering digital advertisements to consumers through our solution across display, mobile, social and video channels. Historically, our revenue has predominantly come from display advertising because display advertising inventory was the first to be made available for programmatic buying through real-time advertising exchanges. The digital advertising industry is rapidly adopting programmatic buying for mobile, social and video advertising, accelerating the amount of digital advertising inventory available through real-time advertising exchanges. We offer a single solution for advertisers across all of these channels to compete for a larger share of advertisers' budgets. While a majority of our revenue currently comes from display advertising, we are focused on offering advertisers a comprehensive solution that addresses the display, mobile, social and video channels.

        Our contracts typically have a term of less than one year, and we recognize revenue as we deliver advertising impressions, subject to satisfying all other revenue recognition criteria. Our revenue recognition policies are discussed in more detail under "—Critical Accounting Policies and Estimates."

        We plan to invest for long-term growth. We anticipate that our operating expenses will increase significantly in the foreseeable future as we invest in research and development to enhance our solution and in sales and marketing to acquire new customers and reinforce our relationships with existing customers. We believe that these investments will contribute to our long-term growth, although they will reduce our profitability in the near term.

        Since our incorporation in March 2008, we have achieved significant growth as we have scaled our platform and expanded our offerings. As our customers experience the performance of their campaigns on our platform, we often receive feedback that we are a top performer, and consequently, we often receive increased advertising budget allocations that contribute to our revenue growth. For the years ended December 31, 2010, 2011 and 2012, our revenue was $16.5 million, $44.7 million and $106.6 million, respectively, representing a compound annual growth rate, or CAGR, of 154%. For the nine months ended September 30, 2012 and 2013, our revenue was $66.5 million and $155.0 million, respectively, representing period-over-period growth of 133%. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, our net loss was $(3.2) million, $(4.3) million, $(10.3) million, $(4.5) million and $(18.8) million, respectively. For the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013, our adjusted EBITDA was $(2.9) million, $(3.1) million, $(3.0) million, $(1.7) million and $(4.9) million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Key Operating and Financial Performance Metrics

        We monitor the key operating and financial performance metrics set forth below to help us evaluate growth, establish budgets, measure the effectiveness of our research and development and sales and marketing and other investments, and assess our operational efficiencies. Revenue less media costs, adjusted EBITDA, and number of active customers are discussed immediately following the table below. Revenue is discussed under the headings "—Components of Our Results of Operations" and "—Results of Operations."

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except number of active customers)
Revenue	$44,652	$106,589	$66,494	$155,039
Revenue less media costs (non-GAAP)	$22,003	$55,920	$35,874	$87,327
Adjusted EBITDA (non-GAAP)	$(3,125)	$(2,981)	$(1,656)	$(4,941)
Number of active customers	266	536	406	938

Revenue Less Media Costs

        Revenue less media costs is a non-GAAP financial measure defined by us as generally accepted accounting principles, or GAAP, revenue less media costs. Media costs consist of costs for advertising impressions we purchase from real-time advertising exchanges or through other third parties. We believe that revenue less media costs is a meaningful measure of operating performance because it is frequently used for internal management purposes, indicates the performance of our solution in balancing the goals of delivering exceptional results to advertisers while meeting our margin objectives and facilitates a more complete period-to-period understanding of factors and trends affecting our underlying revenue performance. Please see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for more information as to the limitations of using non-GAAP measures and for a reconciliation of revenue less media costs to revenue, the most directly comparable financial measure calculated in accordance with GAAP.

Adjusted EBITDA

        Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before income tax (expense) benefit, interest expense, net, depreciation and amortization (excluding amortization of internal use software), stock-based compensation expense and change in fair value of convertible preferred stock warrant liability. We have presented adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, to develop short and long-term operating plans and to determine bonus payouts. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers. Accordingly, we believe that adjusted EBITDA provides useful information in understanding and evaluating our operating results. Please see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for information regarding the limitations of using adjusted EBITDA as a financial measure and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Number of Active Customers

        We define an active customer as a customer from whom we recognized revenue in the last three months. Each customer can be either an advertiser who purchases our solution from us directly or an advertiser who purchases our solution through an advertising agency or other third party. We count all advertisers within a single corporate structure as one customer even in cases where multiple brands, branches or divisions of an organization enter into separate contracts with us. We believe that our ability to increase the number of active customers using our solution is an important indicator of our ability to grow our business, although we expect this number to fluctuate based on the seasonality in our business.

Other Financial Performance Measures

Adjusted Net Loss

        Adjusted net loss and adjusted diluted net loss per share are non-GAAP financial measures that are useful to us and investors because they present an additional measurement of our financial performance, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the impact of certain non-cash expenses (e.g. stock-based compensation). We believe that analysts and investors use adjusted net income and adjusted diluted net income per share as supplemental measures to evaluate the overall operating performance of companies in our industry.

        Our use of adjusted net loss has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. A limitation of adjusted net income (loss) is that it is a measure that may be unique to us and may not enhance the comparability of our results to other companies in the same industry that define adjusted net income (loss) differently. This measure may also exclude expenses that may have a material impact on our reported financial results. Our management compensates for these limitations by also considering the comparable GAAP financial measure of net income (loss).

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Net loss	$(4,325)	$(10,343)	$(4,472)	$(18,771)
Adjustments:
Stock-based compensation expense	164	3,321	527	6,253
Change in fair value of convertible preferred stock warrant liability	295	2,308	1,093	4,740
Tax impact of the above items	—	—	—	—

Adjusted net loss	$(3,866)	$(4,714)	$(2,852)	$(7,778)

Adjusted diluted net loss per share	$(0.51)	$(0.59)	$(0.36)	$(0.83)

Weighted average shares used in computing adjusted diluted net loss per share	7,600	8,024	7,971	9,346

Factors Affecting Our Performance

        We believe that the growth of our business and our future success depend on various opportunities, challenges and other factors, including the following:

Investment in Growth

        We plan to invest for long-term growth. We anticipate that our operating expenses will increase significantly in the foreseeable future as we invest in research and development to enhance our solution, in sales and marketing to acquire new customers and reinforce our relationships with existing customers and in our infrastructure, including our IT, financial and administrative systems and controls. We are also investing to further automate our business processes with the goal of enhancing our profitability. We believe that these investments will contribute to our long-term growth, although they will reduce our profitability in the near term. We also believe that as our sales team becomes more seasoned, we will experience an increase in sales productivity.

Technology Enhancements and Customer Satisfaction

        We will continue to make improvements to our technology platform that may have an impact on our gross profit margin, operating margin and our performance against advertiser objectives. While our technological improvements in the third quarter of 2013 enabled us to achieve significant improvement in our gross profit margin, we do not currently expect that gross profit margin will continue to improve or be maintained at this level. We expect that our margin will be impacted not only by technology improvements, but also by our commitment to satisfying advertiser objectives, the impact of seasonality in the advertising business, the supply and demand dynamics of real-time advertising exchange-traded media, and the number and types of campaigns that we run and customers that we serve as we scale our business.

Ability to Increase Penetration in All Channels

        Historically, our revenue has predominantly come from display advertising. Our future performance is dependent on our continued ability to penetrate and grow our revenue in display, as well as mobile, social and video channels.

Customer Growth and Retention

        While we have a significant customer base, we must continue to attract new customers, and gain a larger amount of our current customers' advertising budgets, to continue our growth. We believe our ability to attract new customers and retain and increase revenue from our existing customers is an important element of our business. Our number of active customers increased from 266 as of December 31, 2011 to 536 as of December 31, 2012, and our revenue retention rate was 175% for the year ended December 31, 2012. Our number of active customers increased from 536 as of December 31, 2012 to 938 as of September 30, 2013, and our revenue retention rate was 178% for the 12 months ended September 30, 2013. Of the $106.6 million of revenue for the year ended December 31, 2012, $78.2 million, or 73%, was from customers that contributed to revenue recognized in the prior year.

Growth of the Real-time Advertising Exchange Market and Digital Advertising

        Our performance is significantly affected by growth rates in both real-time advertising exchanges and the digital advertising channels that we address. These markets have grown rapidly in the past several years, and any acceleration, or slowing, of this growth would affect our overall performance.

Seasonality

        In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many advertisers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Historically, the fourth quarter of the year reflects our highest level of advertising activity, and the first quarter reflects the lowest level of such activity. We expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Components of Our Results of Operations

Revenue

        We generate revenue by delivering digital advertisements to consumers through the display channel and other channels. The display channel excludes advertising delivered to mobile devices and advertising delivered through social and video channels. For the year ended December 31, 2012 and the nine months ended September 30, 2013, direct-response campaigns, which are focused on generating specific consumer purchases or responses, contributed approximately two-thirds of our revenue, while brand campaigns, which are focused on lifting brand metrics, contributed the remaining one-third of our revenue. We predominantly contract with advertising agencies who purchase our solution on behalf of advertisers. When we contract with an agency, it acts as an agent for a disclosed principal, which is the advertiser. Our contracts usually also provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser. Our contracts with advertisers, including advertising agencies representing advertisers, are generally in the form of an insertion order. An insertion order is a contract that outlines the terms and conditions of an advertising campaign and its objectives. Our contracts typically have a term of less than a year, and we recognize revenue as we deliver advertising impressions, subject to satisfying all other revenue recognition criteria. Our revenue recognition policies are discussed in more detail under "—Critical Accounting Policies and Estimates."

Cost of Revenue

        Cost of revenue consists primarily of media costs, and to a lesser extent, data center costs, personnel costs, depreciation expense, amortization of internal use software development costs on revenue-producing technologies and allocated costs. Media costs consist primarily of costs for advertising impressions we purchase from real-time advertising exchanges and other third parties, which are expensed when incurred. We typically pay these advertising exchanges on a per impression basis. Personnel costs include salaries, bonuses, stock-based compensation expense and employee benefit costs. These personnel costs are primarily attributable to individuals maintaining our servers and members of our network operations group, which initiates, sets up and launches advertising campaigns. We capitalize costs associated with software that is developed or obtained for internal use and amortize these costs in cost of revenue over the internal use software's useful life. Cost of revenue also includes purchased data, third-party data center costs and depreciation of data center equipment. We anticipate that our cost of revenue will increase in absolute dollars as our revenue increases.

Operating Expenses

        We classify our operating expenses into three categories: research and development, sales and marketing and general and administrative. Our operating expenses consist primarily of personnel costs, and, to a lesser extent, professional fees and allocated costs. Personnel costs for each category of operating expense generally include salaries, bonuses and commissions for sales personnel, stock-based compensation expense and employee benefit costs.

  •
  Research and development. Our research and development expenses consist primarily of personnel costs and professional services associated with the ongoing development and maintenance of our technology. We believe that continued investment in technology is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase in absolute dollars in future periods.

  •
  Sales and marketing. Our sales and marketing expenses consist primarily of personnel costs (including commissions) and, to a lesser extent, allocated costs, professional services, brand marketing, travel, trade shows and marketing materials. Our sales organization focuses on (i) marketing our solution to generate awareness; (ii) increasing the adoption of our solution by existing and new advertisers; and (iii) expanding our international business, primarily by growing our sales team in certain countries in which we currently operate and establishing a presence in additional countries. As a result, we expect sales and marketing expenses to increase in absolute dollars in future periods.

  •
  General and administrative. Our general and administrative expenses consist primarily of personnel costs associated with our executive, finance, legal, human resources, compliance and other administrative personnel, as well as accounting and legal professional services fees, allocated costs and other corporate expenses. We expect to continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs associated with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, we expect general and administrative expenses to increase in absolute dollars in future periods.

Other Expense, Net

        Interest expense. Interest expense is related to our credit facilities and, in previous periods, our term debt.

        Other income (expense)—net. Other income (expense)—net consists primarily of interest income, gains and losses on the sale and disposal of property, equipment and software, as well as gains and losses on foreign currency translation. We have foreign currency exposure related to our accounts receivable that are denominated currencies other than the U.S. dollar, principally the British pound sterling and euro.

        Change in fair value of convertible preferred stock warrant liability. As of December 31, 2012, we had two outstanding warrants to purchase shares of our capital stock. The convertible preferred stock warrants were subject to re-measurement at each balance sheet date, and any change in fair value was recognized as a component of other expense, net. In connection with the closing of our initial public offering, one of the warrants was automatically converted into shares of common stock and the other warrant was converted into a warrant to purchase shares of common stock, which was exercised by the holder following the completion of such offering. As such, we no longer are required to remeasure the value of the warrants, and therefore, no further charges or credits related to such warrants will be made to other income and expense.

Provision for Income Taxes

        Provision for income taxes consists primarily of federal and state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. Due to uncertainty as to the realization of benefits from our deferred tax assets, including net operating loss carry-forwards, research and development and other tax credits, we have a full valuation allowance reserved against such assets. We expect to maintain this full valuation allowance in the near term.

Results of Operations

        The following tables set forth our consolidated results of operations and our consolidated results of operations as a percentage of revenue for the periods presented.

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$44,652	$106,589	$66,494	$155,039
Cost of revenue(1)	27,300	60,011	36,988	81,529

Gross profit	17,352	46,578	29,506	73,510

Operating expenses:
Research and development(1)	1,545	4,876	2,604	10,587
Sales and marketing(1)	17,256	41,069	25,893	56,293
General and administrative(1)	2,336	8,403	4,245	19,671

Total operating expenses	21,137	54,348	32,742	86,551

Loss from operations	(3,785)	(7,770)	(3,236)	(13,041)
Other expense, net:
Interest expense	(250)	(316)	(233)	(604)
Other income (expense)—net	33	135	157	(213)
Change in fair value of convertible preferred stock warrant liability	(295)	(2,308)	(1,093)	(4,740)

Other expense, net	(512)	(2,489)	(1,169)	(5,557)

Loss before income taxes	(4,297)	(10,259)	(4,405)	(18,598)
Provision for income taxes	(28)	(84)	(67)	(173)

Net loss	$(4,325)	$(10,343)	$(4,472)	$(18,771)

Loss per share:
Basic and diluted net loss per share attributable to common stockholders	$(0.57)	$(1.29)	$(0.56)	$(2.01)

(1)
Includes stock-based compensation expense as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$7	$37	$20	$211
Research and development	8	734	111	1,266
Sales and marketing	66	1,100	196	2,471
General and administrative	83	1,450	200	2,305

	$164	$3,321	$527	$6,253

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Consolidated Statements of Operations Data:*
Revenue	100%	100%	100%	100%
Cost of revenue	61	56	56	53

Gross profit	39	44	44	47

Operating expenses:
Research and development	3	5	4	7
Sales and marketing	39	39	39	36
General and administrative	5	8	6	13

Total operating expenses	47	51	49	56

Loss from operations	(8)	(7)	(5)	(8)
Other expense, net:
Interest expense	(1)	—	—	—
Other expense—net	—	—	—	—
Change in fair value of convertible preferred stock warrant liability	(1)	(2)	(2)	(3)

Other expense, net	(1)	(2)	(2)	(4)

Loss before income taxes	(10)	(10)	(7)	(12)
Provision for income taxes	—	—	—	—

Net loss	(10)%	(10)%	(7)%	(12)%

*
Certain figures may not sum due to rounding.

Comparison of the Nine Months Ended September 30, 2012 and 2013

Revenue

	Nine Months Ended September 30,
	2012	2013	Change	% Change
	(in thousands, except percentages)
Revenue	$66,494	$155,039	$88,545	133%

        Revenue increased $88.5 million, or 133%, during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Revenue from the display channel was $124.6 million, or 80%, of revenue and $61.3 million, or 92%, of revenue for the nine months ended September 30, 2013 and 2012, respectively. Revenue from other channels was $30.4 million, or 20%, of revenue and $5.2 million, or 8%, of revenue for the nine months ended September 30, 2013 and 2012, respectively. Revenue from the display channel increased by $63.3 million, or 103%, and revenue from other channels increased by $25.2 million, or 485%, during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The $25.2 million increase in other channel revenue was primarily from the mobile channel, followed by the social channel and then the video channel. The increase in revenue was due to increased spending by existing customers and an increase in the number of active customers adopting our solution. The number of active customers increased to 938 as of September 30, 2013 from 406 as of September 30, 2012, resulting in an increased number of campaigns during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Due to the higher number of campaigns, the volume of impressions delivered increased by 183% during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The average CPM decreased by 18%, and revenue less media costs as a percentage of revenue increased slightly, in each case, during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Revenue from outside of North America increased by 191% for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase in international revenue was primarily due to expanding operations in European countries and entering into a partnership agreement with a Japanese agency. We delivered our self-serve platform to the Japanese agency early in the third quarter of 2013, resulting in accelerated use of our platform and contributing 100 active customers as of September 30, 2013. Revenue from outside of North America, as a percentage of revenue, increased to 11% from 9% during the nine months ended September 30, 2013 and 2012, respectively.

Cost of Revenue, Gross Profit and Gross Margin

	Nine Months Ended September 30,
	2012	2013	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$36,988	$81,529	$44,541	120%
Gross profit	$29,506	$73,510	$44,004	149%
Gross margin	44%	47%

        Cost of revenue increased by $44.5 million, or 120%, during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. This increase was primarily due to an increase in media costs from $30.6 million to $67.7 million and, to a lesser extent, to an increase in data and hosting costs of $2.4 million, an increase in personnel costs of $2.2 million due to increased headcount and an increase in depreciation and amortization of capitalized internal use software and other fixed assets of $1.8 million. The $37.1 million increase in media costs was due to our increased sales volume. Media costs represented approximately 44% and 46% of revenue in the nine months ended September 30, 2013 and 2012, respectively. The decrease in media costs as a percentage of revenue was due to improvements in our AI-driven platform, which allowed us to more efficiently deliver our solution. The increase in personnel costs was primarily driven by increased headcount. The increase in data and hosting costs represents increases in costs to support our rapid growth. The amortization of capitalized internal use software was $2.5 million and $1.6 million for the nine months ended September 30, 2013 and 2012, respectively. Gross profit increased by 149% primarily due to the increase in revenue less media costs to $87.3 million from $35.9 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. This increase was due to technology and scale driven efficiencies. Gross margin increased to 47% for the nine months ended September 30, 2013 from 44% for the nine months ended September 30, 2012. The increase in gross margin was primarily due to a 2% decrease in media costs and a 1% decrease in other fixed costs, in each case as a percentage of revenue, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

Research and Development

	Nine Months Ended September 30,
	2012	2013	Change	% Change
	(in thousands, except percentages)
Research and development	$2,604	$10,587	$7,983	307%
Percent of revenue	4%	7%

        Research and development expense increased by $8.0 million, or 307%, during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. This increase was primarily due to an increase in personnel expense of $6.4 million and, to a lesser extent, to an increase in allocated costs of $1.1 million and an increase in professional services costs of $0.4 million. The increase in personnel expense and allocated costs was primarily due to an increase in headcount, which reflects our continued hiring of engineers to maintain our technologies and support our research and development efforts.

        We capitalized internal use software development costs of $3.3 million and $4.9 million for the nine months ended September 30, 2012 and 2013, respectively. The increase was due to additional headcount devoted to internal use software development.

Sales and Marketing

	Nine Months Ended September 30,
	2012	2013	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$25,893	$56,293	$30,400	117%
Percent of revenue	39%	36%

        Sales and marketing expense increased by $30.4 million, or 117%, during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. This increase was primarily due to an increase in personnel expense of $21.5 million and, to a lesser extent, to an increase in travel and related expenses of $2.5 million, an increase in allocated costs of $2.4 million, an increase in marketing expenses of $1.3 million and an increase in professional services costs of $1.1 million. The increase in personnel expense was primarily due to an increase in headcount and, to a lesser extent, to an increase in commission expense related to the increase in revenue. Our headcount increased by 106% and our commission expense increased by 107% during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, primarily due to our focus on (i) marketing our solution to generate awareness, (ii) increasing the adoption of our solution by existing and new advertisers and (iii) establishing a presence in international markets.

General and Administrative

	Nine Months Ended September 30,
	2012	2013	Change	% Change
	(in thousands, except percentages)
General and administrative	$4,245	$19,671	$15,426	363%
Percent of revenue	6%	13%

        General and administrative expense increased by $15.4 million, or 363%, during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. This increase was primarily due to an increase in personnel expense of $8.3 million and, to a lesser extent, to an increase in professional services of $3.8 million, an increase in allocated costs of $1.5 million, an increase in other miscellaneous expenses of $0.7 million, which primarily included local taxes, fees and charitable contributions, and an increase in bad debt expense of $0.5 million. The increase in personnel costs was driven primarily by increased stock-based compensation expense and increased headcount. The increase in third-party professional services was related to accounting, recruiting and legal services as we continued to invest in our infrastructure and in growing our headcount in preparation for being a public company. The increase in bad debt expense was partially related to the bankruptcy of one of the agencies with which we conducted business. We do not believe this bankruptcy will have an ongoing material impact on our finances or operations.

Other Expense, Net

	Nine Months Ended September 30,
	2012	2013	Change
	(in thousands)
Interest expense	$(233)	$(604)	$(371)
Gain (loss) on foreign currency translation	31	(352)	(383)
Other income (expense)—net	126	139	13
Change in fair value of convertible preferred stock warrant liability	(1,093)	(4,740)	(3,647)

Total other expense, net	$(1,169)	$(5,557)	$(4,388)

        The increase in other expense, net, primarily relates to revaluations of outstanding convertible preferred stock warrants prior to our initial public offering and, to a lesser extent, to foreign currency translations and interest related to our additional borrowings under our revolving line of credit and term debt. The increase in the value of our convertible preferred stock warrant liability was due to the significant increase in the value of our common stock. The increase in unrealized loss on foreign currency translation was due to a higher outstanding balance in foreign currency accounts receivable for the nine months ended September 30, 2013.

Provision for Income Taxes

        Our provision for income taxes of $0.2 million and $0.1 million for the nine months ended September 30, 2013 and 2012, respectively, primarily relates to taxes due in foreign jurisdictions.

Comparison of the Years Ended December 31, 2011 and 2012

Revenue

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Revenue	$44,652	$106,589	$61,937	139%

        Revenue increased $61.9 million, or 139%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. Revenue from the display channel was $98.1 million, or 92%, of revenue and $42.8 million, or 96%, of revenue for the years ended December 31, 2012 and 2011, respectively. Revenue from other channels was $8.5 million, or 8%, of revenue and $1.8 million, or 4%, of revenue for the years ended December 31, 2012 and 2011, respectively. Revenue from the display channel increased by $55.2 million, or 129%, and revenue from other channels increased by $6.7 million, or 371%, for the year ended December 31, 2012 compared to the year ended December 31, 2011. Revenue from each of our other channels was less than 10% of our revenue for each of those same periods. The number of active customers increased to 536 as of December 31, 2012from 266 as of December 31, 2011, resulting in an increased number of campaigns during the year ended December 31, 2012 compared to the year ended December 31, 2011. Due to the higher number of campaigns, the volume of impressions delivered increased by 180% during the year ended December 31, 2012 compared to the year ended December 31, 2011. The average CPM decreased by 15%, and revenue less media costs as a percentage of revenue increased by 3%, in each case, during the year ended December 31, 2012 compared to the year ended December 31, 2011. Revenue from outside of North America increased to 10% from 3% during the years ended December 31, 2012 and 2011, respectively.

Cost of Revenue, Gross Profit and Gross Margin

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$27,300	$60,011	$32,711	120%
Gross profit	$17,352	$46,578	$29,226	168%
Gross margin	39%	44%

        Cost of revenue increased by $32.7 million, or 120%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily due to an increase in media costs of $28.0 million and, to a lesser extent, to an increase in data and hosting costs of $1.4 million, an increase in depreciation and amortization of capitalized internal use software and other fixed assets of $1.4 million and an increase in personnel costs of $1.2 million. The increase in media costs to $50.7 million from $22.6 million for the years ended December 31, 2012 and 2011, respectively, was driven by the increase in revenue. The increase in data, hosting, depreciation and amortization expense reflects costs incurred in support of our rapid growth. The increase in personnel costs was due to increased headcount. Media costs represented approximately 48% and 51% of revenue for the years ended December 31, 2012 and 2011, respectively. Gross margin increased to 44% for the year ended December 31, 2012 from 39% for the year ended December 31, 2011. The increase in gross margin was primarily due to a decrease in media costs as a percentage of revenue and, to a lesser extent, to a decrease in other fixed costs. The decrease in media costs as a percentage of revenue was driven by improvements in our AI-driven platform, which allowed us to more efficiently deliver our solution.

Research and Development

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Research and development	$1,545	$4,876	$3,331	216%
Percent of revenue	4%	5%

        Research and development expense increased by $3.3 million, or 216%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily due to an increase in personnel costs of $2.3 million and, to a lesser extent, to an increase in professional services costs of $0.2 million and an increase in allocated costs of $0.4 million. The increase in personnel costs and allocated costs was due to increased headcount as we continued to hire engineers to maintain our technologies and support our development efforts.

        We capitalized internal use software development costs of $4.7 million and $2.6 million for the years ended December 31, 2012 and 2011, respectively. The increase was due to additional headcount devoted to internal use software development.

Sales and Marketing

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$17,256	$41,069	$23,813	138%
Percent of revenue	39%	39%

        Sales and marketing expense increased by $23.8 million, or 138%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily due to an increase in personnel costs of $16.2 million and, to a lesser extent, to allocated costs of $2.2 million, travel and related costs of $2.6 million and costs associated with marketing activities of $2.2 million. The increase in personnel expense was primarily due to an increase in headcount and, to a lesser extent, to an increase in commission expense related to the increase in revenue. Our headcount increased by 117% for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to our focus on (i) marketing our solution to generate awareness; (ii) increase the adoption of our solution by existing and new advertisers; and (iii) establishing a presence in international markets. The increase in facilities and other allocated costs was also due to increased headcount. The increase in travel and marketing activities reflects our efforts to increase awareness of our solution and support and build customer relationships.

General and Administrative

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
General and administrative	$2,336	$8,403	$6,067	260%
Percent of revenue	5%	8%

        General and administrative expense increased by $6.1 million, or 260%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was primarily due to an increase in personnel costs of $3.5 million, an increase in professional services costs of $1.4 million, an increase in allocated costs of $0.4 million and an increase in travel-related costs of $0.3 million. The increase in personnel costs was due to an increase in headcount and stock-based compensation expense. The increase in third-party professional services for accounting, recruiting and legal services was due to our investment in infrastructure and growing our headcount in preparation for being a public company. The increase in allocated costs was also driven by headcount growth.

Other Expense, Net

	Years Ended December 31,
	2011	2012	Change
	(in thousands)
Interest expense	$(250)	$(316)	$(66)
Gain (loss) on foreign currency translation	—	43	43
Other income (expense)—net	33	92	59
Change in fair value of convertible preferred stock warrant liability	(295)	(2,308)	(2,013)

Total other expense, net	$(512)	$(2,489)	$(1,977)

        The increase in other expense, net, was primarily due to the revaluation of outstanding convertible preferred stock warrants and, to a lesser extent, to increased interest related to our additional borrowings under our revolving line of credit and term debt. The increase in the value of our convertible preferred stock warrant liability was directly attributable to the significant increase in the value of our common stock.

Provision for Income Taxes

        Our provision for income taxes of $84,000 and $28,000 for the years ended December 31, 2012 and 2011, respectively, primarily relates to taxes due in foreign jurisdictions.

Quarterly Results of Operations and Key Metrics

Quarterly Results of Operations Data

        The following tables set forth our quarterly consolidated statements of operations data in dollars and as a percentage of revenue for each of the 11 quarters in the period ended September 30, 2013. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information in these tables reflects all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Revenue	$7,792	$8,802	$11,616	$16,442	$16,623	$22,969	$26,902	$40,095	$38,212	$54,369	$62,458
Cost of revenue(1)	4,576	6,220	7,498	9,006	9,449	12,584	14,955	23,023	20,671	28,981	31,877

Gross profit	3,216	2,582	4,118	7,436	7,174	10,385	11,947	17,072	17,541	25,388	30,581

Operating expenses:
Research and development(1)	349	309	454	433	727	811	1,066	2,272	2,412	3,711	4,464
Sales and marketing(1)	3,226	3,978	4,448	5,604	6,844	8,698	10,351	15,176	16,230	18,419	21,644
General and administrative(1)	460	478	541	857	1,087	1,483	1,675	4,158	5,177	5,775	8,719

Total operating expenses	4,035	4,765	5,443	6,894	8,658	10,992	13,092	21,606	23,819	27,905	34,827

Income (loss) from operations	(819)	(2,183)	(1,325)	542	(1,484)	(607)	(1,145)	(4,534)	(6,278)	(2,517)	(4,246)

Other expense, net	(50)	(176)	(153)	(133)	(112)	(228)	(829)	(1,320)	(1,740)	(1,336)	(2,481)

Net income (loss) before income and taxes	(869)	(2,359)	(1,478)	409	(1,596)	(835)	(1,974)	(5,854)	(8,018)	(3,853)	(6,727)

Income tax expense	(2)	(7)	(8)	(11)	(14)	(25)	(28)	(17)	(54)	14	(133)

Net income (loss)	$(871)	$(2,366)	$(1,486)	$398	$(1,610)	$(860)	$(2,002)	$(5,871)	$(8,072)	$(3,839)	$(6,860)

Loss per share:
Net loss per share, basic	$(0.12)	$(0.31)	$(0.19)	$(0.00)	$(0.20)	$(0.11)	$(0.25)	$(0.72)	$(0.97)	$(0.46)	$(0.61)

Net loss per share, diluted	$(0.12)	$(0.31)	$(0.19)	$(0.00)	$(0.20)	$(0.11)	$(0.25)	$(0.72)	$(0.97)	$(0.46)	$(0.61)

(1)
Includes stock-based compensation expense as follows:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(in thousands)
Cost of revenue	$—	$1	$3	$3	$7	$8	$5	$17	$27	$91	$93
Research and development	—	1	4	4	26	39	46	623	391	368	506
Sales and marketing	8	17	20	21	45	51	100	904	512	808	1,152
General and administrative	9	26	14	33	76	63	61	1,250	635	768	902

	$17	$45	$41	$61	$154	$161	$212	$2,794	$1,565	$2,035	$2,653

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(as a percentage of revenue)
Consolidated Statements of Operations Data*:
Revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	59	71	65	55	57	55	56	57	54	53	51

Gross profit	41	29	35	45	43	45	44	43	46	47	49

Operating expenses:
Research and development	4	4	4	3	4	4	4	6	6	7	7
Sale and marketing	41	45	38	34	41	38	38	38	42	34	35
General and administrative	7	5	5	6	7	6	7	10	14	11	14

Total operating expenses	52	55	48	43	52	48	49	54	62	51	56

Income (loss) from operations	(11)	(24)	(12)	3	(9)	(3)	(5)	(11)	(16)	(5)	(7)

Other expense, net	(1)	(3)	(2)	(1)	(1)	(2)	(3)	(3)	(5)	(2)	(4)

Net income (loss) before income and taxes	(12)	(27)	(14)	2	(10)	(5)	(8)	(14)	(21)	(7)	(11)

Income tax expense	—	—	—	—	—	—	—	—	—	—	—

Net income (loss)	(11)%	(27)%	(13)%	2%	(10)%	(4)%	(7)%	(15)%	(21)%	(7)%	(11)%

Key Metrics(1)

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(in thousands except for customer number data)
Revenue	$7,792	$8,802	$11,616	$16,442	$16,623	$22,969	$26,902	$40,095	$38,212	$54,369	$62,458
Revenue less media costs (non-GAAP)	$4,046	$3,670	$5,389	$8,899	$8,935	$12,491	$14,448	$20,045	$21,566	$29,726	$36,035
Adjusted EBITDA (non-GAAP)	$(729)	$(2,025)	$(1,162)	$791	$(1,040)	$(139)	$(477)	$(1,325)	$(4,625)	$343	$(657)
Number of active customers	150	174	217	266	265	341	406	536	560	784	938

*
Certain figures may not sum due to rounding.
(1)
For information on how we define these operational and other metrics see "—Key Operating and Financial Performance Metrics." For more information as to the limitations of using non-GAAP measurements, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

        The following table presents a reconciliation of revenue less media costs to revenue, the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(in thousands)
Revenue	$7,792	$8,802	$11,616	$16,442	$16,623	$22,969	$26,902	$40,095	$38,212	$54,369	$62,458
Less: Media costs	3,746	5,132	6,227	7,543	7,688	10,478	12,454	20,050	16,646	24,643	26,423

Revenue less media costs	$4,046	$3,670	$5,389	$8,899	$8,935	$12,491	$14,448	$20,045	$21,566	$29,726	$36,035

        The following table presents a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(in thousands)
Net income (loss)	$(871)	$(2,365)	$(1,487)	$398	$(1,610)	$(860)	$(2,002)	$(5,871)	$(8,072)	$(3,838)	$(6,860)
Interest expense	60	59	67	64	66	104	63	83	124	229	251
Income tax expense	2	7	8	11	14	25	28	17	54	(14)	133
Change in fair value of preferred stock warrants	(1)	124	93	79	115	147	831	1,215	1,097	1,258	2,385
Stock-based compensation	17	45	41	61	154	161	212	2,794	1,565	2,035	2,653
Depreciation and amortization (excludes amortization of internal use software)	64	105	116	178	221	284	391	437	607	673	781

Adjusted EBITDA	$(729)	$(2,025)	$(1,162)	$791	$(1,040)	$(139)	$(477)	$(1,325)	$(4,625)	$343	$(657)

Quarterly Trends and Seasonality

        Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside our control. We have experienced rapid growth since our incorporation in March 2008, which has resulted in a substantial increase in our revenue and a corresponding increase in our operating expenses to support our growth. Our rapid growth in customer-related activities has impacted our ability to deliver on campaigns and has thereby impacted gross margin. We are continuously working on enhancing our technology and our operational abilities to maximize our margins. This rapid growth has also led to uneven overall operating results due to changes in our investment in sales and marketing and research and development from quarter to quarter and increases in employee headcount. Our historical results should not be considered a reliable indicator of our future results of operations.

        Our quarterly revenue increased quarter-over-quarter for each period presented, except from the three months ended December 31, 2012 to the three months ended March 31, 2013. The increases in quarterly revenue are mainly due to an increased number of advertisers as well as increased spending from our existing advertisers. Our revenue also tends to be seasonal in nature, with the fourth quarter of each calendar year historically representing the largest percentage of our revenue for the year, and the first quarter of each year representing the smallest percentage. Many advertisers spend the largest portion of their advertising budgets during the fourth quarter, to coincide with the holiday shopping season.

        Operating expenses increased during every quarter presented, primarily due to increased expenses related to the continued expansion of our technical infrastructure, and expenses related to increases in employee headcount, including allocated costs and stock-based compensation expense.

        We had adjusted EBITDA income during the three months ended June 30, 2013 compared to adjusted EBITDA loss during the three months ended December 31, 2012, March 31, 2013 and September 30, 2013, primarily due to the seasonality of our business and the impact of our decisions to invest in our business during those periods.

Liquidity and Capital Resources

        Since our incorporation in March 2008, we have financed our operations and capital expenditures through private sales of convertible preferred stock, lines of credit and term debt. We received net proceeds of $60.6 million from the issuance of convertible preferred stock between 2008 and 2012. In September 2013, we completed our initial public offering whereby we sold 4,000,000 shares of common stock and certain of our stockholders sold 600,000 shares of common stock. The public offering price of the shares sold in the initial public offering was $29.00 per share. We did not receive any proceeds from the sales of shares by the selling stockholders. The total gross proceeds to us from the initial public offering were $116.0 million. After deducting underwriters' discounts and commissions, the aggregate net proceeds received by us totaled approximately $107.9 million.

        On December 20, 2013, we entered into an Amended and Restated Revolving Credit and Term Loan Agreement, or the Loan Facility, with certain lenders, including Comerica Bank, or Comerica, as administrative agent for the lenders. The Loan Facility amended and restated our then-existing Loan and Security Agreement, dated as of April 7, 2010, or the Existing Loan Facility, by and between us and Comerica.

        The Loan Facility provides for an $80.0 million secured accounts receivable formula based revolving credit facility, with a $5.0 million letter of credit subfacility and a $1.5 million swingline subfacility and a $20.0 million secured term loan facility. The Loan Facility permits us, subject to certain requirements, to request an increase in the maximum revolving commitments under the Loan Facility by up to $25.0 million. We used proceeds of the initial extension of credit under the Loan Facility to refinance $26.9 million of revolving loans and term loans under the Existing Loan Facility.

        As of September 30, 2013, we had cash and cash equivalents of $125.3 million and $26.9 million in debt obligations relating to the Existing Loan Facility from Comerica. As of September 30, 2013, we had the ability to borrow up to an additional $20.2 million under the Existing Loan Facility based on our accounts receivable balance. Cash and cash equivalents consist of cash and money market funds. We did not have any short-term or long-term investments as of September 30, 2013.

        We believe that our existing cash and cash equivalents balance, together with the undrawn balance under the Loan Facility and the proceeds from this offering, will be sufficient to meet our working capital requirements for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect, particularly if we decide to pursue a material acquisition or other strategic investment. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the sections of this prospectus entitled "Risk Factors" and "Use of Proceeds."

        We may attempt to raise additional capital through private equity, equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain additional funds, we would also take other measures to reduce expenses to offset any shortfall.

        Our current debt obligations under the Loan Facility require us to maintain compliance with certain financial covenants, with the most significant covenant being a requirement to maintain a specified minimum quarterly adjusted EBITDA (defined as earnings before interest expense, income tax expense, depreciation, amortization and other specified cash and noncash charges). Based on our projections, we believe we will maintain compliance with the debt covenants through 2014. However, if future operating results are less favorable than currently anticipated, we may need to seek waivers or further amendments to modify our debt covenants.

        There can be no assurances that we will be able to raise additional capital or obtain such waivers or amendments on acceptable terms or at all, which would adversely affect our ability to achieve our business objectives. In addition, if our operating performance during the next 12 months is below our expectations, our liquidity and ability to operate our business could be adversely affected.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows used in operating activities	$(7,131)	$(18,803)	$(10,319)	$(7,160)
Cash flows used in investing activities	(4,593)	(8,763)	(5,807)	(10,050)
Cash flows provided by financing activities	8,282	37,484	35,505	127,584
Effects of exchange rates on cash	(10)	(93)	(51)	12

Increase (decrease) in cash and cash equivalents	$(3,452)	$9,825	$19,328	$110,386

Operating Activities

        Cash used in operating activities is primarily influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business and the increase in sales to advertisers and advertising agencies representing advertisers. Cash used in operating activities has typically been generated from net losses and further increased by changes in our operating assets and liabilities, particularly in the areas of accounts receivable and accrued liabilities, adjusted for non-cash expense items such as depreciation, amortization and stock-based compensation expense.

        Our collection cycles can vary from period to period based on common payment practices employed by advertising agencies. Our contracts with advertising exchanges typically are based on the standard payment terms of the advertising exchanges. As a result, the timing of cash receipts and vendor payments can significantly impact our cash provided by (used in) operations for any period presented. During the fourth quarter, our working capital needs may increase due to the seasonality of our business. This increase is driven by the fact that we have to make timely payments to publishers and exchanges, but customer payments may be delayed beyond the contractual terms of the customers' invoices. Due to these factors, our day's sales outstanding were 98, 106 and 90 days as of September 30, 2013, December 31, 2012 and December 31, 2011, respectively.

        Nine months ended September 30, 2012 and 2013. For the nine months ended September 30, 2013, cash used in operating activities was $7.2 million, resulting from a net loss of $18.8 million, offset by non-cash expenses of $16.1 million, which included depreciation, amortization, stock-based compensation expense, provision for doubtful accounts and change in fair value of warrant liability. These non-cash expenses increased due to capital expenditures and headcount growth, primarily related to continued investment in our business. The remaining use of cash of $4.5 million was from the net change in working capital items, most notably an increase in accounts payable and accrued and other liabilities of $12.5 million and $5.5 million, respectively, related to the timing of payments, compensation and other general expenses, as well as an increase in deferred revenue of $0.3 million. These amounts were offset by an increase in accounts receivable of $21.2 million due to an increase in billings for advertising campaigns as well as the timing of payments from domestic and international customers and agencies, and an increase in prepaid and other assets of $1.6 million due to the timing of payments for items, including, but not limited to, software licenses and maintenance, deposits, and other operational expenses, including increased other operational expenses due to our growth. However, our days sales outstanding decreased to 98 on September 30, 2013 from 107 on September 30, 2012 due to improved operational processes.

        For the nine months ended September 30, 2012, cash used in operating activities was $10.3 million, resulting from a net loss of $4.5 million, offset by non-cash expenses of $4.1 million, which included depreciation, amortization, the change in fair value of preferred stock warrant liability, stock-based compensation expense, provision for doubtful accounts and bad debt expense. The remaining use of cash of $9.9 million was from the net change in working capital items, most notably an increase in accounts receivable of $15.6 million resulting from our revenue growth and an increase in prepaid expenses and other current assets of $1.0 million primarily related to the timing of payments for rent, insurance premiums and other operating costs. This was partially offset by an increase in accounts payable and accrued and other liabilities of $4.0 million and $2.2 million, respectively, related to the timing of payments, compensation and other general expenses.

        Years ended December 31, 2011 and 2012. During the year ended December 31, 2012, cash used in operating activities of $18.8 million was the result of a net loss of $10.3 million, offset by non-cash expenses of $9.2 million, which included depreciation, amortization, the change in the valuation of the preferred stock warrant liability and stock-based compensation expense. These non-cash expenses increased due to capital expenses and headcount growth, primarily related to continued investment in our business. The remaining use of funds of $17.7 million was from the net change in working capital items, most notably an increase in accounts receivable of $31.1 million resulting from our revenue growth, and in prepaids and other assets of $1.1 million primarily related to rent, insurance and other operating expenses. These changes in working capital were partially offset by an increase in accounts payable and accrued and other liabilities of $9.6 million and $4.4 million respectively, related to the growth of our operations and the timing of compensation and other general expenses.

        Cash used in operating activities in 2011 of $7.1 million was the result of a net loss of $4.3 million, offset by non-cash expenses of $2.3 million which included depreciation, amortization, a change in the valuation of the preferred stock warrant liability, bad debt and stock-based compensation expense. These non-cash expenses increased due to capital expenses and headcount growth, primarily related to continued investment in our business. The remaining use of funds of $5.2 million was from the net change in working capital items, most notably an increase in accounts receivable of $10.0 million resulting from our revenue growth. These items were partially offset by an increase in accounts payable and accrued and other liabilities of $3.6 million and $1.1 million, respectively, related to the growth of our operations and the timing of compensation and other general expenses.

Investing Activities

        During 2011, 2012 and the nine months ended September 30, 2012 and 2013, investing activities consisted of purchases of property and equipment, including technology hardware and software to support our growth as well as capitalized internal-use software development costs. Purchases of property and equipment may vary from period-to-period due to the timing of the expansion of our operations, the addition of headcount and the development cycles of our internal-use hosted software platform. We expect to continue to invest in property and equipment and in the further development and enhancement of our software platform for the foreseeable future.

Financing Activities

        Our financing activities have consisted primarily of net proceeds from the issuance of convertible preferred stock prior to our initial public offering, the issuance of common stock in our initial public offering, net borrowings under our loan facilities, and the issuance of shares of common stock upon the exercise of stock options.

        Nine months ended September 30, 2012 and 2013. During the nine months ended September 30, 2013, cash provided by financing activities was $127.6 million, consisting of $107.9 million from the proceeds from our initial public offering completed on September 25, 2013, $10.0 million in borrowings under our Comerica line of credit, $10.0 million in borrowings under long-term debt and $1.3 million in proceeds from the exercise of stock options. This was partially offset by $1.5 million in cash used to pay costs related to our initial public offering and $0.1 million in cash used to repay debt.

        During the nine months ended September 30, 2012, cash provided by financing activities amounted to $35.5 million, consisting of $34.4 million in net proceeds from the issuance of our Series C-1 convertible preferred stock, $4.0 million in borrowings under our Comerica line of credit, $3.0 million in borrowings from issuance of long-term debt and $0.4 million in proceeds from the exercise of stock options. This was partially offset by $6.3 million in cash used to repay debt.

        Years ended December 31, 2011 and 2012. During the year ended December 31, 2012, cash provided by financing activities was $37.5 million, consisting of $34.4 million in net proceeds from the issuance of 2,932,675 shares of our Series C-1 convertible preferred stock, $5.0 million in borrowings under our Comerica growth capital loan and $0.5 million in proceeds from the exercise of stock options. This was partially offset by $2.4 million in cash used to repay debt.

        During the year ended December 31, 2011, cash provided by financing activities amounted to $8.3 million, consisting of $6.5 million in net proceeds from the issuance of 1,116,030 shares of our Series C convertible preferred stock, $2.0 million in borrowings under our Comerica line of credit and $0.2 million in proceeds from the exercise of stock options. This was partially offset by $0.4 million in cash used to repay debt.

Off Balance Sheet Arrangements

        We did not have any off balance sheet arrangements as of December 31, 2011, 2012 or September 30, 2013 other than the operating leases and indemnification agreements described below.

Contractual Obligations and Known Future Cash Requirements

Indemnification Agreements

        In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheet, consolidated statement of operations, consolidated statements of comprehensive loss or consolidated statements of cash flows.

Comerica Loan Agreement

        The Loan Facility provides for an $80.0 million revolving credit facility, with a $5.0 million letter of credit subfacility and a $1.5 million swing line subfacility, and a $20.0 million secured term loan facility. The Loan Facility permits us, subject to certain requirements, to request an increase in the maximum revolving commitments under the Loan Facility by up to $25.0 million in additional revolving commitments. Revolving loans may be advanced under the Loan Facility in amounts up to the lesser of the $80.0 million maximum and a borrowing base equal to 85% of the value of our eligible accounts receivable. The borrowing base is subject to certain reserves and eligibility criteria. Comerica may also issue letters of credit under the subfacility up to $5.0 million, provided that the aggregate amount of advances outstanding under the revolving facility, the subfacility and the swing line facility do not exceed the lesser of the $80.0 million maximum and the borrowing base amount. If at any time the aggregate amounts outstanding under the revolving facility, the letter of credit subfacility and the swing line facility exceed the lesser of the $80.0 million maximum and the borrowing base then in effect, then we must make a prepayment in an amount sufficient to eliminate such excess. Term loans equal to $20.0 million were advanced to us under the term loan facility. Loan proceeds may be used for general corporate purposes. We may prepay revolving loans and term loans under the Loan Facility in whole or in part at any time without premium or penalty, subject to certain conditions.

        Revolving loans bear interest, at our option, at (i) a base rate determined pursuant to the terms of the Loan Facility, plus a spread of 1.75% to 2.50%, or (ii) a LIBOR rate determined pursuant to the terms of the Loan Facility, plus a spread of 2.75% to 3.50%. Term loans bear interest, at our option, at (i) a base rate determined pursuant to the terms of the Loan Facility, plus a spread of 2.75% to 3.50%, or (ii) a LIBOR rate determined pursuant to the terms of the Loan Facility, plus a spread of 3.75% to 4.50%. In each case, the spread is based on the cash reflected on our balance sheet for the preceding fiscal quarter. The base rate is determined by taking the greatest of (i) the prime rate announced by Comerica, (ii) the federal funds rate plus 1.0% and (iii) the daily adjusting LIBOR rate plus 1.0%. Interest is due and payable quarterly in arrears for base rate loans. Interest is due and payable at the end of an interest period (or at each three month interval in the case of loans with interest periods greater than three months) for LIBOR rate loans. Term loans will be repaid in quarterly principal installments of approximately $1.3 million commencing in January 2015, with any remaining principal, together with all accrued and unpaid interest, due and payable on December 20, 2018. Principal, together with all accrued and unpaid interest, on the revolving loans are due and payable on December 20, 2016.

        We are required to maintain certain financial covenants under the Loan Facility, including the following:

  •
  EBITDA. We are required to maintain specified quarterly EBITDA, which is defined with respect to any fiscal period as an amount equal to the sum of (i) consolidated net income (loss) in accordance with GAAP, after eliminating all extraordinary nonrecurring items of income, plus (ii) depreciation and amortization, income tax expense, total interest expense paid or accrued, non-cash stock-based compensation expense, costs and expenses from permitted acquisitions up to certain limits, costs and expenses in connection with the Loan Facility and any other expenses agreed with Comerica and the lenders less (iii) all extraordinary and non-recurring revenue and gains (including income tax benefits).

  •
  Liquidity ratio. Under the Loan Facility, the ratio of (i) the sum of all cash on deposit with Comerica and certain other domestic financial institutions and the aggregate amount of all eligible accounts receivable to (ii) all indebtedness owing to the lender the Loan Facility must be at least 1.10 to 1.00.

        The terms of the Loan Facility also require us to comply with certain non-financial covenants. As of September 30, 2013, we were in compliance with each of the financial and non-financial covenants, except for a covenant related to permitted indebtedness for a corporate credit card account balance, for which we obtained a waiver.

Venture Lending & Leasing Loan and Security Agreement

        In April 2010, we entered into a loan and security agreement, or the VLL Agreement, with VLL to provide for a growth capital loan of up to $1.0 million, which we drew in full concurrently upon entering into the VLL Agreement. The borrowed funds were used for general corporate purposes. The loan was payable in monthly installments of interest only for the first six months, and thereafter interest and principal were payable in 30 equal monthly installments. Interest accrued at a fixed rate of 13%. This facility was paid in full and terminated in March 2013.

Operating Leases

        We lease various office facilities, including our corporate headquarters in Redwood City, California and various sales offices, under operating lease agreements that expire through September 2024. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.

Commitments

        As of December 31, 2012, our principal commitments consisted of obligations under the Existing Loan Facility and the VLL Agreement that were scheduled to mature at various dates through February 2016 and operating leases for our offices. The following table summarizes our future minimum payments under these arrangements as of December 31, 2012:

	Payments Due by Period
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$11,097	$2,419	$6,912	$1,766	$—
Term debt(1)	5,113	1,988	3,125	—	—
Line of credit(2)	1,853	—	1,853	—	—

Total minimum payments	$18,063	$4,407	$11,890	$1,766	$—

(1)
$5.0 million of the total term debt is attributable to the Comerica growth capital loan under the Existing Loan Facility, which accrued interest at LIBOR, plus a 4.75% applicable margin, which was equal to 4.99% as of December 31, 2012 and as of December 31, 2012 was scheduled to mature in February 2016. The remaining $0.1 million of the total term debt was attributable to the VLL growth capital loan, which accrued interest at a fixed rate of 13%. The VLL growth capital loan was paid in full per the terms of the VLL Agreement as of September 30, 2013.
(2)
Accrued interest at LIBOR, plus a 2.75% applicable margin, which was equal to 2.99%, as of December 31, 2012 and had a final maturity date in July 2014 under the Existing Loan Facility.

        The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

        Subsequent to December 31, 2012, we entered into three new operating lease agreements. The first lease expanded our leased space at our current headquarters. This lease expires in July 2017 and increased our total future operating lease obligations by $0.8 million. The second lease is for a new sales office in New York, New York which, as amended in December 2013, expires in March 2025 and increased our total future operating lease obligations by $46.2 million. The third lease is for a new headquarters facility in Redwood City, California which expires in December 2019 and increased our total future operating lease obligations by $25.6 million. For further information on our commitments, see note 11 to our consolidated financial statements.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

        We believe that the assumptions and estimates associated with revenue recognition, internal-use software development costs, income taxes and stock-based compensation expense have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see the notes to our consolidated financial statements.

Revenue Recognition

        We recognize revenue when all four of the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or a service has been provided;

  •
  customer fees are fixed or determinable; and

  •
  collection is reasonably assured.

        Revenue arrangements are evidenced by a fully executed insertion order, or IO, with an advertiser or an advertising agency representing an advertiser. All IOs have a fixed period of time for delivery, an agreed-upon rate and state the number of advertising impressions (cost-per-thousand) to be delivered.

        We determine collectability by performing ongoing credit evaluations and monitoring our advertisers' accounts receivable balances. For new advertisers, we perform a credit check with an independent credit agency and may check credit references to determine creditworthiness. We may also perform a credit check of the advertising agency if we have not done business with it before, or if past checks have revealed a marginal credit situation. We only recognize revenue when collection is reasonably assured from both the end advertiser and advertising agency intermediary, if any.

        In the normal course of business, we contract with advertising agencies on behalf of their advertiser clients. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in the transaction. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because we are the primary obligor and are responsible for (i) fulfilling the advertisement delivery, (ii) establishing the selling prices for delivery of the advertisements, and (iii) performing all billing and collection activities including retaining credit risk, we act as the principal in these arrangements and therefore report revenue earned and costs incurred on a gross basis.

        On occasion, we have offered customer incentive programs under which we provide rebates after a customer achieves a specified level of advertising spending. We record reductions to revenue for estimated commitments related to these customer incentive programs. For transactions involving incentives, we recognize revenue net of the estimated amount to be paid by rebate, provided that the rebate amount can be reasonably and reliably estimated and the other conditions for revenue recognition have been met. Our policy requires that, if rebates cannot be reliably estimated, revenue is not recognized until reliable estimates can be made or the program lapses.

        Multiple-element arrangements. We enter into arrangements with advertisers to sell advertising that includes different media placements or ad services that are delivered at the same time, or within close proximity of one another. We have determined that a majority of our arrangements with customers should be classified as multiple element arrangements. Beginning on January 1, 2011, we adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy. The hierarchy dictates use of vendor-specific objective evidence of the selling price, or

VSOE, if available, then third-party evidence, or TPE, if VSOE is not available and best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

        VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific offering when sold separately. In determining VSOE, we require that a substantial majority of the stand-alone selling prices for these services fall within a reasonably narrow pricing range. We were not able to establish VSOE for any of our advertising offerings.

        TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers, and our offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services' selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

        BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. BESP is generally used to allocate the selling price to deliverables in our multiple element arrangements. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, market conditions, competitive landscape and pricing practices. In particular, we review multiple data points in order to determine BESP, including price lists used by our sales team in pricing negotiations, historical average and median pricing achieved in prior contractual customer arrangements and input from our sales operations department regarding what it believes the deliverables could be sold for on a stand-alone basis. BESP is determined at an advertising unit level that is consistent with the underlying market strategy and stratified based on specific consideration of geography, industry and size as deemed necessary.

        We limit the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. We will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

        We recognize the relative fair value of the advertising services as they are delivered, assuming all other revenue recognition criteria are met.

Allowances for Doubtful Accounts and Returns

        We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables for which collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at differing rates, based upon the age of the receivable. In determining these percentages, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

        We also record a provision for estimated sales returns and allowances in the same period the related revenue is recorded. These estimates are based on an analysis of credits issued for billing corrections and any other known factors. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowances would be made in the period in which such a determination is made, and revenue in that period could be materially and adversely affected.

Internal Use Software Development Costs

        We capitalize certain costs related to software developed for internal use, primarily associated with the ongoing development and enhancement of our advertising platform. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in research and development expense on our consolidated statements of operations. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally three years.

Income Taxes

        We account for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. We have established a full valuation allowance to offset domestic net deferred tax assets due to the uncertainty of realizing future tax benefits from our net operating loss carry-forwards and other deferred tax assets. Our valuation allowance is attributable to the uncertainty of realizing future tax benefits from U.S. net operating losses, foreign timing differences and other deferred tax assets.

        As of December 31, 2012, we had U.S. federal net operating loss carry-forwards, or NOLs, of approximately $22.4 million, which expire beginning in 2029. As of December 31, 2012, we had NOLs of approximately $17.2 million, expiring beginning in 2029. As of December 31, 2012, we had federal research and development tax credits of approximately $0.5 million, which expire beginning in 2029. As of December 31, 2012, we had state research and development tax credits of approximately $0.9 million, which carry forward indefinitely. We believe that we experienced an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, in prior years that may limit our ability to utilize a portion of our NOLs. As a result of the ownership change, we estimate that the utilization of U.S. federal NOLs of $11.7 million and state NOLs of $10.5 million are subject to annual limitations under Section 382.

Stock-based Compensation

        We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

        Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

        Fair value of our common stock. For stock options granted subsequent to our initial public offering, we determined the fair value based on the closing price of our common stock as reported on the NASDAQ Global Select Market on the date of grant. When our stock was not publicly traded, we were required to estimate the fair value of common stock, as discussed in "Common Stock Valuations" below.

        Expected term. The expected term was estimated using the simplified method allowed under the guidance of the Securities and Exchange Commission.

        Volatility. As we do not have significant trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the digital advertising industry similar in size, stage of life cycle and financial leverage and were the same as the comparable companies used in the common stock valuation analysis. We did not rely on implied volatilities of traded stock options in our industry peers' common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

        Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities appropriate for the term of employee stock option awards.

        Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

        Determining the value of stock-based compensation requires significant judgment and assumptions. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the stock compensation awards granted previously.

        The following table presents the assumptions used to estimate the fair value of options granted to employees during the periods presented:

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
(unaudited)
Expected term (years)	5.4–6.1	5.3–7.3	5.9–6.1	5.3–6.6
Volatility	56.1%–66.7%	61.2%–63.4%	62.3%–62.9%	58.2%–64.9%
Risk-free interest rate	1.13%–3.06%	0.73%–1.21%	0.85%–1.21%	1.04%–1.88%
Dividend yield	—	—	—	—

Common Stock Valuation for Pre-IPO Grants

        Prior to our initial public offering, we were required to estimate the fair value of the common stock underlying our stock option awards when performing the fair value calculations with the Black-Scholes option-pricing model. During this time, the fair value of the common stock underlying our stock option awards was determined by our board of directors, with the input from management and contemporaneous valuations. We believe that our board of directors had the relevant experience and expertise to determine the fair value of our common stock during this time. As described below, the exercise price of our stock option awards was determined by our board of directors based on the most recent valuation as of the grant date. If stock option awards were granted a short period of time preceding the date of a valuation report, we assessed the fair value of such stock option awards used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value of such stock option awards that we used for financial reporting purposes generally exceeded the exercise price for those awards. As shown below, the valuations of common stock were determined in accordance with the guidelines outlined in the AICPA guidelines. The assumptions that we used in these valuation models were based on future expectations combined with management judgment. In the absence of a public trading market of our common stock, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock for financial reporting purposes as of the grant date of each stock option award, including the following factors:

  •
  valuations of our common stock performed as of March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and, June 30, 2013 by unrelated third-party valuation specialists;

  •
  the prices, rights, preferences and privileges of our preferred stock relative to our common stock;

  •
  the prices of our preferred stock and common stock sold to outside investors in arms-length transactions;

  •
  our operating and financial performance;

  •
  current business conditions and projections;

  •
  the hiring of key personnel;

  •
  our history and the introduction of new products or services;

  •
  the likelihood of achieving a liquidity event for the shares of common stock underlying these stock option awards, such as an initial public offering or sale of our company, given prevailing market conditions;

  •
  any adjustment necessary to recognize a lack of marketability for our common stock;

  •
  the market performance of comparable publicly-traded companies; and

  •
  the U.S. and global capital market conditions.

        The dates of our valuations were not contemporaneous with the grant dates of our stock option awards. Therefore, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation for the purposes of determining the fair value of our common stock for financial reporting purposes. If stock option awards were granted a short period of time preceding the date of the most recent valuation report, we assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value that we used for financial reporting purposes generally exceeded the exercise price for those awards. In reaching this conclusion, we also evaluated whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date. The additional factors considered when determining any changes in fair value between the most recent valuation and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance, current industry conditions, and the market performance of comparable publicly-traded companies. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event, and the determinations of the appropriate valuation methods to be applied. If we had made different estimates or assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different from those reported in this prospectus.

        For the valuations of our common stock, our management estimated, as of each valuation date, our business enterprise value, or BEV, on a continuing operations basis, using the market approach described in the Guideline Publicly Traded Company Analysis.

        The market approach estimates the fair value of a company by applying market multiples of comparable publicly-traded companies. When considering which companies to include in our comparable analysis, we first focused on U.S.-based companies in the digital advertising/services industry. Next, we looked at several financial characteristics, focusing on companies with revenue growth rates of greater than 10% and companies with market capitalization of less than $1 billion, as we determined that companies with those characteristics were most similar to us. Other characteristics such as profitability and risk were addressed in the valuation itself in the selection of inputs such as market multiples, discount rates and volatility, as determined to be appropriate at each valuation date.

        From time to time, we updated the set of comparable companies as new or more relevant information became available. The December 30, 2011, March 31, 2012 and June 30, 2012 valuations used the same comparable companies, and we added one company at September 30, 2012 and one company at December 31, 2012. In each case, the newly added company was in the digital advertising/services industry and had recently completed its initial public offering, providing publicly available financial data from which valuation multiples could be derived. For the March 31, 2013 valuation, we expanded our list of comparable companies to reflect several additional high-growth companies, many of which had recently completed initial public offerings, and were similar to us in terms of industry, risk, diversification, growth and/or profitability. For the June 30, 2013 valuation, we expanded our list of comparable companies to reflect one additional high-growth company which had recently completed an initial public offering, and was similar in terms of industry, risk, diversification, growth and/or profitability. The set of comparable companies was consistent with the set used in the calculation of the non-marketability discount, as well as for the inputs for stock options and common stock valuation at each valuation date. The market multiples were based on key metrics of comparable publicly-traded companies, and, for our valuations in 2012, we primarily used the median forward 12-month revenue multiples from our comparable publicly-traded peers, except where noted otherwise below. We applied these multiples to our current and next fiscal year estimated revenue projections as of the valuation date to arrive at an indication of fair value. We deemed multiples of revenue to be the most relevant metric in our industry as we were still in a growth phase. Since we have not reached normalized profitability or generated positive historical profit, applying profit-based multiples may be more difficult or less reliable.

        Our indicated BEV at each valuation date was allocated to the shares of convertible preferred stock, common stock, warrants and options using either an option pricing method, or OPM, and/or a probability-weighted expected return method, or PWERM. An OPM treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger, sale or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. Under a PWERM approach, the value ascribed to each share is based upon the probability-weighted present value of expected future returns, considering each of the possible future scenarios available to the business enterprise, as well as the rights of each class of stock. Finally, because the market approach generally results in marketable value indications, and we were a privately-held company, we also applied a non-marketability discount in determining the fair value of our common stock for financial reporting purposes.

        The following table summarizes, by grant date, the number of shares of common stock subject to stock option awards granted from January 1, 2012 through the date of our initial public offering, as well as the associated per share exercise price, the estimated fair value per share of our common stock on the grant date and the estimated aggregate fair value on the grant date:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date	Aggregate Fair Value at Grant Date
				(in thousands)
February 21, 2012	627,905	$1.07	$2.50	$1,570
June 15, 2012	352,500	2.97	2.97	1,047
August 13, 2012	241,500	3.55	5.68	1,372
December 4, 2012	2,740,150	6.58	9.67	26,497
March 7, 2013	1,081,548	11.21	14.30	15,466
March 10, 2013	142,500	11.21	14.30	2,038
May 13, 2013	797,300	15.33	17.69	14,104
August 5, 2013	155,000	20.05	22.18	3,438
September 19, 2013	22,500	29.00	29.00	653

        In addition to the stock options granted, we also granted 13,571 shares of restricted stock in 2012, 40,150 restricted stock units on August 5, 2013 and 11,232 restricted stock units on September 19, 2013.

        The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating stock-based compensation expense since January 2012. No single event caused the valuation of our common stock to increase or decrease through December 2012. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock. Notwithstanding the fair value reassessments described below, we believe reliance on the valuation reports and the underlying methodology in such reports was a reasonable method to determine the stock option awards exercise prices on the respective stock option awards' grant dates.

February 2012

        We granted options to purchase 627,905 shares of our common stock in February 2012. Our board of directors set an exercise price of $1.07 per share for these options based in part on a valuation report prepared as of March 15, 2011. In order to assess the fair value of the underlying common stock for financial reporting purposes, we performed a retrospective valuation as of December 31, 2011.

        During the quarter ended December 31, 2011, we generated $16.4 million in revenue compared to $11.6 million during the quarter ended September 30, 2011, and we had 128 employees as of December 31, 2011. The valuation as of December 31, 2011 used the market approach to determine an estimated BEV and fair value for our common stock. In this valuation, the financial performance of several publicly traded companies in the online advertising optimization industry was examined. The valuation used a multiple of enterprise value to projected revenue as the valuation metric, and applied the comparable companies' respective multiples to our forward revenue estimate to calculate a BEV of $99.2 million. The OPM was used to allocate the equity value to the common stock using the following assumptions: a time to a liquidity event of 2.0 years, risk-free rate of 0.3%, dividend yield of 0% and volatility of 57% over the time to a liquidity event. We then applied a non-marketability discount of 25% based on our expectation that a liquidity event would occur within approximately two years. The result of this valuation was a fair value of $2.50 per share as of December 31, 2011.

        For financial reporting purposes for the awards granted in February 2012, we utilized the fair value of $2.50 per share determined in the retrospective valuation as of December 31, 2011 for the grant date fair value of these awards.

June 2012

        We granted options to purchase 352,500 shares of our common stock in June 2012. Our board of directors set an exercise price of $2.97 per share for these options based in part on a valuation report prepared as of March 31, 2012.

        As of March 31, 2012, we had 265 active customers and 162 employees. In addition, during the quarter ended March 31, 2012, we achieved modest sequential revenue growth, generating $16.6 million of revenue for the quarter. The March 31, 2012 valuation was influenced by the issuance of our Series C-1 Preferred Stock at $11.76 per share and was based on the market transaction approach, which is also known as the "back-solve method," for transactions in stock. Although the transaction involved a different class of stock and included other considerations in the investment decision, such as financing considerations, the transaction involved a new investor and, therefore, was relevant for consideration. Using the market transaction approach, we calculated a BEV of $151.8 million. The OPM was used to allocate the equity value to the common stock using the following assumptions: a time to a liquidity event of 2.0 years, risk-free rate of 0.3%, dividend yield of 0% and volatility of 54% over the time to a liquidity event. We then applied a non-marketability discount of 25% based on our expectation that a liquidity event would occur within approximately two years. The result of this valuation was a fair value of $2.97 per share as of March 31, 2012.

        For financial reporting purposes for the awards granted in June 2012, we utilized the fair value of $2.97 per share determined in the valuation as of March 31, 2012 for the grant date fair value of these awards.

August 2012

        We granted options to purchase 241,500 shares of our common stock in August 2012. Our board of directors set an exercise price of $3.55 per share for these options based in part on a valuation prepared as of June 30, 2012. When assessing the appropriate fair value for purposes of calculating the related stock-based compensation expense for these awards, we evaluated the two valuations prepared as of March 31, 2012 and September 30, 2012.

        As of September 30, 2012, we had 229 employees and 406 active customers. In addition, for the quarter ended September 30, 2012, we achieved sequential revenue growth, generating revenue of $26.9 million, which was significantly higher than our prior two quarters. The September 30, 2012 valuation used the market approach to determine an estimated BEV and fair value for our common stock. The valuation used a multiple of enterprise value to projected revenue as the valuation metric, and applied the comparable companies' respective multiples to our forward revenue estimate to calculate a BEV of $241.5 million. The OPM was used to allocate the equity value to our common stock using the following assumptions: a time to a liquidity event of 1.0 years, risk-free rate of 0.2%, dividend yield of 0% and volatility of 52% over the time to a liquidity event. We then applied a non-marketability discount of 20% based on our expectation that a liquidity event would occur within approximately one year. The decrease in the non-marketability discount was due to our acceleration towards an initial public offering as well as indications from a quantitative model that specified a lower discount as the assumed time horizon and volatility decreased. Further, we expanded our list of comparable companies as of September 30, 2012 by adding one recently public company. In addition, we considered the purchase of common stock from certain stockholders by an outside investor in an arm's-length transaction that occurred in December 2012 in our valuation as of September 30, 2012. The result of this valuation was a fair value of $6.58 per share as of September 30, 2012.

        During the six months ended September 30, 2012, our common stock value increased $3.61 or 122%, primarily due to a change in our selected market multiple. We selected the median forward multiple of our comparable companies based on a relative comparison of size, growth and profitability, and our strong performance for the nine months ended September 30, 2012. This change in multiple selections increased the share valuation by $3.17 or 107%. Further, the decrease in the non-marketability discount increased our fair value by $0.44 or 15%. During this period, we did not change our forward revenue forecast.

        For financial reporting purposes for the awards granted in August 2012, we applied a straight-line calculation between the fair value of $2.97 per share determined in the valuation as of March 31, 2012 and the fair value of $6.58 per share determined in the valuation as of September 30, 2012 to determine the fair value of our common stock on the grant date. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most appropriate conclusion for the valuation of our common stock on the interim date between valuations because we did not identify any single event or series of events that occurred between the months of August 2012 and September 2012 that would have caused a material change in fair value. Based on this calculation, we assessed the fair value of our common stock to be $5.68 per share for awards granted in August 2012.

December 2012

        We granted options to purchase 2,740,150 shares of our common stock in December 2012. Our board of directors set an exercise price of $6.58 per share for these options based in part on a valuation report prepared as of September 30, 2012. When assessing the appropriate fair value for purposes of calculating the related stock-based compensation expense for these awards, we evaluated the two surrounding valuations prepared as of September 30, 2012 and December 31, 2012.

        As discussed in the preceding section, the September 30, 2012 valuation determined that the fair value of our common stock was $6.58 per share as of that date. As of December 31, 2012, we had 289 employees and 536 active customers. In addition, for the quarter ended December 31, 2012, we achieved sequential revenue growth, generating revenue of $40.1 million, which was significantly higher than our prior quarterly growth rates and also reflected our seasonally strong fourth quarter. For the December 31, 2012 valuation, we used a Hybrid Method, which weighted the results of our OPM at 60% and our PWERM at 40% to calculate a BEV of $462.2 million. The PWERM reflected one scenario, an initial public offering in nine months, and the OPM contemplated a sale in 12 months. The OPM was used to allocate the equity value to the common stock using the following assumptions: a time to a liquidity event of 1.0 years, risk-free rate of 0.2%, dividend yield of 0% and volatility of 50% over the time to a liquidity event. In addition, we decreased the applied non-marketability discount from 20% as of September 30, 2012 to 15% as of December 31, 2012. The result of this valuation was a fair value of $11.21 per share as of December 31, 2012.

        For the three month period ended December 31, 2012, our common stock valuation increased by $4.63 per share, or 70%. Of the increase, $2.85, or 43%, was due to the increased probability of an initial public offering and $0.94, or 14%, was due to our selected market multiple increasing by 13% in the OPM scenario compared to the selected market multiple in the September 30, 2012 valuation. The decrease in the non-marketability discount increased the fair value of our common stock by $0.66, or 10%. During this period, our revenue of $40.1 million exceeded our plan and, as a result, we revised our 2013 forecast. We increased our forward revenue forecasts by 5%, which resulted in an increase in fair value of $0.18, or 3%.

        For financial reporting purposes for the awards granted in December 2012, we applied a straight-line calculation between the fair value of $6.58 per share determined in the valuation as of September 30, 2012 and the fair value of $11.21 per share determined in the valuation as of December 31, 2012 to determine the fair value of our common stock on the grant date. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most appropriate conclusion for the valuation of our common stock on the interim date between valuations because we did not identify any single event or series of events that occurred during the month of December 2012 that would have caused a material change in fair value. The two main factors that contributed to the increase in the fair value of the shares were (i) our consistent and ongoing preparations for our initial public offering throughout the quarter and (ii) our continued revenue growth, which was spread evenly throughout the same period. Based on this calculation, we assessed the fair value of our common stock to be $9.67 per share for awards granted in December 2012.

March 2013

        We granted options to purchase 1,224,048 shares of our common stock in March 2013. Our board of directors set an exercise price of $11.21 per share for these options based in part on a valuation prepared as of December 31, 2012. When assessing the appropriate fair value for purposes of calculating the related stock-based compensation expense for these awards, we evaluated the two surrounding valuations prepared as of December 31, 2012 and March 31, 2013.

        As discussed in the preceding section, the December 31, 2012 valuation determined that the fair value of our common stock was $11.21 per share as of that date. As of March 31 2013, we had 560 active customers and 382 employees. In addition, during the quarter ended March 31, 2013, we generated $38.2 million of revenue, which nearly equaled our seasonally strong performance in the fourth quarter. For the March 31, 2013 valuation, we used the PWERM to calculate the BEV and common stock value. Following discussions with investment bankers, our board of directors evaluated the probability of an initial public offering in approximately six months, an initial public offering in approximately 12 months and a merger or sale in approximately 12 months. We weighted the early initial public offering scenario at 60%, the late initial public offering scenario at 30% and the merger or sale scenario at 10%, to calculate a BEV of $590.5 million. In addition, we lowered the non-marketability discount from 15% as of December 31, 2012 to 13% as of March 31, 2013 to reflect our continued progress towards an initial public offering and the reduction in the expected time horizon to a liquidity event. The result of this valuation was a fair value of $15.33 per share as of March 31, 2013.

        From the December 31, 2012 valuation to the March 31, 2013 valuation, our common stock value increased by $4.12 per share, or 37%. Of the increase $1.45, or 13%, was due to an increase in our forward revenue forecast by 18% based on our continued positive financial performance relative to our operating plan. In addition, our selected market multiple increased 50%, resulting in an increase of $1.11, or 10%, in our common stock valuation compared to prior quarter. Also, the probability weighting of an initial public offering increased from 40% to 90% because we selected underwriters and held an organizational meeting during this period. The increase in probability of an initial public offering increased the fair value of our common stock by $1.04, or 9%. Other factors, including a decrease in the non-marketability discount, resulted in an increased fair value of the common stock by $0.53, or 5%.

        For financial reporting purposes for the awards granted in March 2013, we applied a straight-line calculation between the fair value of $11.21 per share determined in the valuation as of December 31, 2012 and the fair value of $15.33 per share determined in the valuation as of March 31, 2013 to determine the fair value of our common stock on the grant date. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most appropriate conclusion for the valuation of our common stock on the interim date between valuations because we did not identify any single event or series of events that occurred during the month of March 2013 that would have caused a material change in fair value. Based on this calculation, we assessed the fair value of our common stock to be $14.30 per share for the awards granted in March 2013.

May 2013

        We granted options to purchase 797,300 shares of our common stock in May 2013. Our board of directors set an exercise price of $15.33 per share for these options based in part on a valuation prepared as of March 31, 2013. When assessing the appropriate fair value for purposes of calculating the related stock-based compensation expense for these awards, we evaluated the two surrounding valuations prepared as of March 31, 2013 and June 30, 2013.

        As discussed in the preceding section, the March 31, 2013 valuation determined a fair value of $15.33 per share as of that date. As of June 30, 2013, we had 784 active customers and 466 employees. In addition, during the quarter ended June 30, 2013, we generated $54.4 million of revenue. In the June 30, 2013 valuation, we used a PWERM, in which we weighted the early initial public offering scenario at 75%, the late initial public offering scenario at 20%, and the merger or sale scenario at 5%, to calculate a BEV of $767.5 million. In addition, we lowered the non-marketability discount from 13% as of March 31, 2013 to 9% as of June 30, 2013 to reflect our continued progress towards an initial public offering and the reduction in the expected time horizon to a liquidity event. The result of this valuation was a fair value of $20.05 per share as of June 30, 2013.

        From the March 31, 2013 valuation to the June 30, 2013 valuation, our common stock value increased by $4.72 per share, or 31%. This increase was primarily due to an increase of 10% in the market multiple of comparable companies when comparing the March 31, 2013 valuation to the June 30, 2013 valuation, resulting in an increase of $3.17, or 21%, in our common stock valuation compared to prior quarter. Further, the decrease in the non-marketability discount increased the fair value of our common stock by $0.77, or 5%, per share. Increasing the initial public offering probability from 90% to 95%, and within the initial public offering scenarios, increasing the early initial public scenario from 60% to 75%, resulted in an increase of $0.77, or 5%. There was no change in our forward revenue forecast and hence no impact to our fair value from this factor.

        For financial reporting purposes for the awards granted in May 2013, we applied a straight-line calculation between the fair value of $15.33 per share determined in the valuation as of March 31, 2013 and the fair value of $20.05 per share determined in the valuation as of June 30, 2013 to determine the fair value of our common stock on the grant date. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most appropriate conclusion for the valuation of our common stock on the interim date between valuations because we did not identify any single event or series of events that occurred between the months of May 2013 and June 2013 that would have caused a material change in fair value. Based on this calculation, we assessed the fair value of our common stock to be $17.69 per share for awards granted in May 2013.

August 2013

        We granted options to purchase 155,000 shares of our common stock and 40,150 restricted stock units in August 2013. The board of directors set an exercise price of $20.05 per share for these options based in part on a valuation as of June 30, 2013. When retrospectively assessing the appropriate fair value for purposes of calculating the related stock-based compensation expense for the August 2013 awards, we applied a straight-line calculation between the valuation as of June 30, 2013 and the midpoint of the initial price range for our initial public offering, as described below. We account for stock-based employee compensation in accordance with applicable accounting standards for fair value recognition and measurement, which require all stock-based payments to employees, including grants of stock options and restricted stock units, to be measured based on the grant-date fair value of the awards.

        The valuation as of June 30, 2013 determined that the fair value of our common stock was $20.05 per share as of that date. We determined, after consultation with the underwriters, that the midpoint of the initial price range for our initial public offering would be $25.50 per share, as reflected on the cover page of our preliminary prospectus dated September 9, 2013. We believe the increase of $5.45, or 27%, between the fair value of our common stock based on the valuation as of June 30, 2013 and the midpoint of the initial price range for our initial public offering was primarily attributable to the following factors:

  •
  There were continued improvements in our financial and operating performance, evidenced, in part, by realized revenue, consistent with the trends experienced in previous periods. Based on our performance subsequent to June 30, 2013, our forecasted revenue used in determining the midpoint of the initial price range for our initial public offering was 14% higher than our forecasted revenue used in the valuation as of June 30, 2013. The midpoint of the initial price range for our initial public offering reflected an increase of $2.74, or 14%, in the value of our common stock that occurred subsequent to June 30, 2013 due to the increase in our forward revenue forecast.

  •
  The midpoint of the initial price range for our initial public offering did not include any marketability or liquidity discount for our common stock because the consummation of a successful initial public offering would create a public market for our common stock in September 2013. We had previously applied a 9% non-marketability discount for the valuation as of June 30, 2013. The elimination of the non-marketability discount increased the fair value of our common stock by $2.04, or 10%, in the midpoint of the initial price range for our initial public offering as compared to the valuation as of June 30, 2013.

        For financial reporting purposes for the awards granted on August 5, 2013, we applied a straight-line calculation between the fair value of $20.05 per share based on the valuation as of June 30, 2013 and the midpoint of the initial price range for our initial public offering of $25.50 per share as reflected on the cover page of our preliminary prospectus dated September 9, 2013. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most appropriate basis for the valuation of our common stock for financial reporting purposes on the interim date between these valuations because we did not identify any single event or series of events that occurred during the period that would have caused a material change in the fair value of our common stock. As part of our determination of fair value for financial reporting purposes, we also tested our straight-line calculations by performing an interim valuation as of July 31, 2013, using the same methodology employed to determine the fair value as of June 30, 2013. We determined that there was no material variance between the interim valuation result as of July 31, 2013 and the straight-line calculation we used to determine the fair value as of August 5, 2013. Based on this calculation, we assessed the fair value of our common stock for financial reporting purposes to be $22.18 per share for the awards granted on August 5, 2013.

September 2013

        We granted options to purchase 22,500 shares of common stock and 11,232 restricted stock units in each case effective as of September 19, 2013. The exercise price of the options is $29.00 per share, which is equal to the price to the public for our initial public offering. As discussed above, in late August 2013, in consultation with the underwriters, we determined our anticipated initial public offering price range to be $24.00 to $27.00 per share. Subsequently, in mid-September 2013, after a series of meetings with potential investors, the pricing committee of our board of directors met with the underwriters and members of senior management and determined that, as a result of the level of interest in our initial public offering from potential investors, we should increase the price range for our initial public offering to $27.00 to $29.00 per share.

Recently Issued and Adopted Accounting Pronouncements

        Under the Jumpstart Our Business Startups Act, or JOBS Act, we qualify as an "emerging growth company." We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

        In June 2011, the Financial Accounting Standards Board, or FASB, issued authoritative guidance that addresses the presentation of comprehensive income for annual reporting of financial statements was issued. The guidance is intended to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Such changes in the stockholders' equity will be required to be disclosed in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for fiscal years beginning after December 15, 2011, and should be applied retrospectively for all periods presented. Early adoption is permitted. This new guidance impacts how we report comprehensive income, and did not have any effect on our results of operations, financial position or liquidity upon its required adoption on January 1, 2012.

        In February 2013, the FASB issued guidance that addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements. Instead, an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. Adoption of this standard is required for periods beginning after December 15, 2012 for public companies. This new guidance impacts how we report comprehensive income and will have no effect on our results of operations, financial position or liquidity upon its required adoption on January 1, 2013.

        Additionally, in May 2011, updated authoritative guidance to amend existing requirements for fair value measurements and disclosures was issued. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders' equity. The guidance was effective for the year ended December 31, 2012 and was applied prospectively. This new guidance impacts how we report on fair value measurements only, and had no effect on our results of operations, financial position or liquidity upon our adoption on January 1, 2012.

        In July 2013, the FASB issued Accounting Standards Update, or ASU, No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11). The guidance requires an entity to present its unrecognized tax benefits net of its deferred tax assets when settlement in this manner is available under the tax law, which would be based on facts and circumstances as of the balance sheet reporting date and would not consider future events. Gross presentation in the notes to the financial statements will still be required. ASU 2013-11 will apply on a prospective basis to all unrecognized tax benefits that exist at the effective date. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on our consolidated condensed financial statements.

Quantitative and Qualitative Disclosure about Market Risk

        We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign exchange and inflation risks.

Interest Rate Fluctuation Risk

        Our cash and cash equivalents consist of cash and money market funds. Our borrowings under notes payable and capital lease obligations are generally at fixed interest rates.

        The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio's fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

        We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally British pounds sterling and the euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to translating certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change will not have a material impact on our results of operations. As our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

        Rocket Fuel is a technology company that has developed an Artificial Intelligence and Big Data-driven predictive modeling and automated decision-making platform. Our technology is designed to address the needs of markets in which the volume and speed of information render real-time human analysis infeasible. We are focused on the large and growing digital advertising market that faces these challenges.

        There are tens of billions of daily trades across all digital advertising exchanges, thousands of times more than the number of daily trades executed by NASDAQ and the NYSE combined. Our Artificial Intelligence, or AI, system autonomously purchases ad spots, or impressions, one at a time, on these exchanges to create portfolios of impressions designed to optimize the goals of our advertisers, such as increased sales, heightened brand awareness and decreased cost per customer acquisition. We believe that our customers value our solution, as our revenue retention rates were 134%, 175% and 178% for the 12 months ended December 31, 2011, 2012 and September 30, 2013, respectively. We define our "revenue retention rate" with respect to a given 12-month period as (i) revenue recognized during such period from customers that contributed to revenue recognized in the prior 12-month period divided by (ii) total revenue recognized in such prior 12-month period.

        Our solution is designed to optimize both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics, generally defined as cost-per-click and brand survey goals. For the three and nine months ended September 30, 2012 and 2013, direct response campaigns contributed approximately two-thirds of our revenue, with the remaining one-third of our revenue generated through brand campaigns. We have successfully run advertising campaigns for products and brands ranging from consumer products to luxury automobiles to travel and had served well over 100 billion impressions as of September 30, 2013. We provide a differentiated solution that is simple, powerful, scalable and extensible across geographies, industry verticals and the display, mobile, social and video digital advertising channels. According to MAGNA GLOBAL, display, mobile, social and video channels for digital advertising are forecast to grow from $45 billion in 2013 to $82 billion in 2017 globally. Our computational infrastructure supports over 25,000 CPU cores in eight data centers and houses 15 petabytes of data.

        Increasingly, companies are attempting to leverage Big Data and data scientists to make strategic and tactical decisions. At Rocket Fuel, rather than focusing on data analysis by humans, we have built tools to perform analysis and make decisions autonomously. The benefit of a general platform that autonomously adapts and learns while solving multiple problems instead of solving one specific problem at a time is that, with very little manual configuration, our platform simultaneously runs over 1,000 campaigns for advertisers with highly diverse goals.

        Our team of award-winning computer scientists developed and continues to enhance our disruptive technology. Our scientists have backgrounds in AI, Big Data, machine learning, and high-availability and distributed systems, from institutions including Massachusetts Institute of Technology, Stanford University, Indian Institute of Technology and Carnegie Mellon University. Benefiting from our unique combination of technology and industry expertise, we have rapidly grown our business, building a diversified customer base that, as of September 30, 2013, included over 70 of the Advertising Age 100 Leading National Advertisers and over 40 of the Fortune 100 companies.

        As our customers realize the performance of their campaigns on our platform, we often receive feedback that we are a top performer, and consequently, we often receive increased advertising budget allocations that contribute to our revenue growth. For the years ended December 31, 2010, 2011 and 2012, our revenue was $16.5 million, $44.7 million and $106.6 million, respectively, representing a compound annual growth rate, or CAGR, of 154%. For the nine months ended September 30, 2012 and 2013, our revenue was $66.5 million and $155.0 million, respectively, representing period-over-period growth of 133%. For the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, our net loss was $(3.2) million, $(4.3) million, $(10.3) million, $(4.5) million and $(18.8) million, respectively. For the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013, our adjusted EBITDA was $(2.9) million, $(3.1) million, $(3.0) million, $(1.7) million and $(4.9) million, respectively. Adjusted EBITDA is a financial measure not presented in accordance with generally accepted accounting principles, or GAAP. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Our Industry

        The convergence of several trends is generating demand for technology-driven solutions:

AI is increasingly becoming an accepted and important technology used to solve complex problems.

        Over the last decade, AI has gained prominence in several fields, including aeronautics, securities trading, logistics, space exploration and medical diagnosis, as well as through seminal technology events, such as IBM's Watson winning Jeopardy, NASA's Curiosity landing itself on the surface of Mars, and Google's self-driving cars operating on highways. AI-driven systems can rapidly process enormous amounts of data and execute transactions on a large scale, enabling decision-making capabilities that generally are not otherwise feasible or economical. One of the historical limitations of AI was its need for substantial and costly amounts of computational power. However, the cost of computational power is rapidly decreasing, making AI solutions more practical for mainstream business applications. Just as there is a trend toward using machine-based algorithmic trading on electronic exchanges for high frequency trading in investment securities, an increasing volume of digital advertising is executed using programmatic buying technologies on real-time advertising exchanges. We believe this trend has created a significant opportunity to harness the power of AI to make complex business decisions autonomously.

The proliferation of data is creating new opportunities to optimize business processes.

        The continuing increase in global online activity generates massive amounts of data that can be collected and analyzed to provide valuable insights for business processes, especially given the dramatic drop in computation and storage costs. According to the IDC Digital Universe Study, sponsored by EMC, the global volume of digital information created, replicated and consumed is expected to grow from 2.8 zettabytes in 2012 to 40 zettabytes in 2020, which implies a doubling of data every two years, with 68% of all digital data created and consumed by consumers in 2012.

The Internet is transforming consumer habits, media consumption and advertising spending allocations.

        The Internet has become a primary channel for content creation, consumption, social engagement and commerce. Adults in the United States spend more time online and on mobile devices for non-voice activities than ever before. According to eMarketer, in 2013, they spent on average 280 minutes per day on such activities, up almost 70% from 2010. Historically, advertisers have relied heavily on offline media, such as television, newspapers, magazines and radio, to promote their brands and to sell products and services. With the rapid growth of online activity and the proliferation of Internet-connected devices, advertisers are increasingly using the Internet to reach, influence and creatively engage consumers. As a result, digital advertising spending as a percentage of overall advertising spending has increased substantially in recent years. According to eMarketer, worldwide digital advertising spending is expected to grow from $118 billion in 2013 to $173 billion in 2017, or from 22.7% to 28.0% of total worldwide advertising spending, respectively.

Digital advertising is shifting to market-driven real-time bidding systems.

        In the past, the market for buying and selling digital advertising was relatively simple, with advertisers and publishers transacting directly with one another. As Internet usage increased, the number of publishers with significant advertising inventory increased. However, the vast majority of publishers lacked the scale and capabilities to effectively monetize their inventory. As a result, advertising networks were built to purchase unsold advertising inventory from multiple publishers and then package and sell the inventory to advertisers. In recent years, this trend has resulted in the emergence and rapid growth of real-time advertising exchanges, which have reduced the transactional friction that historically was associated with the buying and selling of digital advertising inventory. Like stock exchanges for buyers and sellers of investment securities, real-time advertising exchanges enable increased liquidity, transparency and efficiency in transactions between advertisers and publishers.

        Real-time bidding, or RTB, is the real-time purchase and sale of advertising inventory on an impression-by-impression basis on real-time advertising exchanges. According to IDC, RTB is expanding faster than any other segment of the digital advertising industry, with worldwide RTB sales increasing from approximately $4 billion in 2013 to approximately $21 billion in 2017, representing a 47% CAGR. We believe the following key factors are driving the growth of RTB:

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  Programmatic buying. Programmatic buying enables the automated buying of advertising inventory, typically using predefined and data-driven algorithms. The widespread industry adoption of programmatic buying, which was initially available only for display advertising inventory, has expanded to mobile, social and video inventory, and has accelerated the growth of RTB.

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  Abundance of inventory. Digital advertising inventory has substantially grown in recent years, as consumers continue to migrate online using a multitude of devices to consume an increasing amount of digital content across display, mobile, social and video channels, and as the number of websites and mobile applications continues to increase exponentially.

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  Publisher adoption. For publishers, digital advertising opportunities can be short lived, as users move frequently among different websites and applications. To efficiently monetize these perishable digital advertising opportunities, publishers are seeking solutions that expose their inventory to large pools of potential advertisers who purchase inventory through real-time advertising exchanges. Publishers are making an increasing amount of their digital advertising inventory available through real-time advertising exchanges because doing so enables them to derive higher prices for their inventory due to competitive bidding dynamics. As a result of this trend, digital advertising inventory is becoming increasingly abundant, liquid and purchasable programmatically.

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  Precision for advertisers. Real-time advertising exchanges provide advertisers with access to large pools of inventory on an impression-by-impression basis through competitive market-driven pricing, providing the opportunity to efficiently and effectively achieve their advertising campaign goals.

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  Virtuous cycle. The shift of advertising budgets toward real-time advertising exchanges is creating a virtuous growth cycle. As demand for digital advertising inventory grows, publishers increase the supply of digital advertising inventory, thereby enabling better advertising results. As results improve, demand for additional inventory increases, which then leads to increased incentives for publishers to make additional inventory available through real-time advertising exchanges.

Our Market Opportunity

        According to MAGNA GLOBAL, display, mobile, social and video channels for digital advertising are forecast to grow from $45 billion in 2013 to $82 billion in 2017 globally, a 16% CAGR, broken into the following segments:

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  Display. According to MAGNA GLOBAL, display advertising, excluding mobile, social and video, was a $24 billion market in 2013 and is forecast to decline to $18 billion in 2017. The market for display advertising, excluding mobile, social and video is projected to decline as overall display advertising growth has been driven by mobile, social and video advertising. However, MAGNA GLOBAL forecasts that the growth in mobile, social and video advertising will more than offset the decline in display.

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  Mobile. According to MAGNA GLOBAL, mobile advertising, including social and display, but excluding search, was a $7 billion market in 2013 and is forecast to grow to $32 billion in 2017, a 45% CAGR.

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  Social. According to MAGNA GLOBAL, social advertising, excluding mobile, was a $6 billion market in 2013 and is forecast to grow to $15 billion in 2017, a 24% CAGR.

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  Video. According to MAGNA GLOBAL, online video advertising was a $7 billion market in 2013 and is forecast to grow to $17 billion in 2017, a 23% CAGR.

        Digital advertising across these channels is bought and sold using various methods, including RTB exchanges, which, according to IDC, is expanding faster than any other segment of the digital advertising industry.

        According to MAGNA GLOBAL, advertising revenue reached $490 billion in 2013 globally. We believe that advertisers will continue to shift advertising spending from traditional media to programmatic buying.

Challenges Faced by Digital Advertisers

        Advertisers that want to conduct digital advertising campaigns face several challenges, including:

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  Achieving measurable results. Increasingly, advertisers seek to measure the results of their campaigns and expect tangible and quantifiable business results, such as increased sales and heightened brand awareness.

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  Addressing the rapidly changing and highly-fragmented consumer environment. Consumers' digital-media habits are evolving, with consumers accessing and consuming content across many different Internet-connected devices, resulting in highly-fragmented audiences, particularly due to the adoption of new digital media platforms, such as mobile applications and social networks. This fragmentation makes it difficult for advertisers to deliver impactful and measureable campaigns to wide audiences. As a result, advertisers are demanding the ability to adjust their advertising spending in real time to reach and influence their prospective consumers.

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  Navigating industry complexity. The rapid growth of the digital advertising industry has created a highly complex environment for advertisers, with multiple channels, technologies and solutions offered by industry participants.

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  Leveraging complex data. Many large advertisers have already made significant investments in data and are struggling with the challenge of how to effectively make use of it. In order to gain valuable and timely insights and harness multiple data sources to effectively manage advertising campaigns, advertisers need sophisticated data-integration tools and a highly complex computing infrastructure, neither of which is typically within their core competencies. Moreover, the sheer volume of data in today's digital world has surpassed the ability of most advertisers to manually test and derive value from that data.

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  Operating in real time. The massive volume and real-time creation of data generally precludes effective human review, analysis, optimization and implementation of advertising campaigns. For example, advertising impressions available on real-time advertising exchanges must be valued and bid upon in approximately 100 milliseconds. In contrast, key decisions relating to the allocation of advertising spending are typically based on human know-how and experience gained from prior advertising campaigns. As a result, conventional providers of solutions for digital advertising are typically slow to make strategic adjustments in their campaigns and are often unable to take full advantage of the abundance of available data.

Our Solution

        Our proprietary AI-driven solution is built on our real-time optimization engine, which leverages Big Data and our computational infrastructure to deliver highly-automated, measurable digital advertising campaigns. We offer an extensible solution that optimizes digital advertising campaigns across geographies, industry verticals, advertiser goals and display, mobile, social and video digital channels.

        We believe our solution is disrupting traditional approaches to digital advertising. The digital advertising campaigns we deliver are designed to be effective and efficient, are easy for us to set up and manage and do not require advertisers to know or guess who their target audiences are, nor the best digital channels through which to reach them. Instead, our AI-driven technology reaches desired consumers globally by programmatically buying advertising inventory available through real-time advertising exchanges. The key benefits of our solution for advertisers include:

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  Better results faster. Our technology considers millions of attributes to determine how to respond to the tens of billions of bid requests for advertising impressions that we receive each day. We bid on billions of these impressions per day, in approximately 100 milliseconds per bid request. As our engine learns which attributes best contribute to meeting campaign goals, it adapts as campaigns run to improve performance measured against these goals. This enables us to deliver more rapid optimization and better campaign results than the periodic manual adjustments of traditional solutions.

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  Business goal oriented. Our solution transforms the way campaigns are optimized, learning and adapting in real time, which we refer to as "Advertising that Learns," to achieve advertisers' measurable business goals, such as reduced cost per customer acquisition, increased sales and heightened brand awareness.

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  Comprehensive solution. Our solution delivers and optimizes both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics. Our solution delivers campaigns across the display, mobile, social and video digital advertising channels and is extensible across a wide range of industry verticals on a global basis.

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  Simple and powerful. We simplify digital advertising campaign management by requiring only a limited number of initial inputs from our advertisers. Our solution then automates advertising campaigns by analyzing petabytes of data to optimize performance in real time and generates insights, analysis and, in many cases, superior results for advertisers.

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  Scalable. Leveraging the massive amounts of inventory available through real-time advertising exchanges, our solution enables advertisers to efficiently connect with large audiences while it maintains a focus on results-driven optimization.

Our Platform

        The key components of our platform include:

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  AI-driven predictive modeling and automated decision-making technologies. Our predictive modeling technology estimates the probability of a consumer performing an advertiser's desired action. Predictions are derived from campaign-specific modeling across millions of simultaneous attributes, including third-party data, website and content-category information, time-of-day and day-of-week components and geography. Our automated decision-making system translates these predicted consumer response probabilities into a precise monetary value for each advertising impression. Our platform adapts in real time to fluctuations in market prices, advertisement performance, consumer behavior and other market dynamics to bid on inventory and achieve advertisers' campaign goals. As consumers interact with advertisements during an advertising campaign, and as we gather more data during the course of all of our campaigns, our predictive modeling and automated decision-making technologies continually update and refine our algorithms to increase the accuracy of our AI-driven predictions, without requiring human intervention.

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  Big Data. Our real-time optimization engine processes tens of billions of events per day, from which we record and consider data about online activity, including market events, consumer responses to advertisements, bids won and lost, advertising impressions served, consumer interaction with brands and sometimes first-party data supplied by advertisers about their customers. Globally, we maintain several petabytes of data to support our real-time optimization engine, including our AI-driven predictive modeling and automated decision-making technologies, and are able to use data in real time to support bidding decisions on real-time advertising exchanges for over 1,000 campaigns at a time.

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  Computational infrastructure. Our proprietary computational infrastructure, the backbone of our real-time optimization engine, processes and logs tens of billions of events daily, accesses anonymized Internet user data nearly instantaneously and, based in part on such data, uses our AI technology to respond to bid requests from real-time advertising exchanges in approximately 100 milliseconds.

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  Bidding adapters. Bidding adapters enable us to receive bid requests from real-time advertising exchanges, evaluate each request and respond with a bid. The adapters then present our proposed bid and advertisement to the advertising exchange in the format required by the exchange. Bidding adapters allow us to easily expand and adapt our platform across multiple inventory sources, including across different channels, such as display, mobile, social and video.

Our Offerings

        Our offerings serve brand and direct-response advertisers across major digital advertising channels, including display, mobile, social and video, and are designed to solve the key challenges that advertisers face. Given the extensibility and flexibility of our solution, our offerings are able to address the needs of advertisers across industry verticals and geographies.

Brand Booster

        Our Brand Booster offering is focused on the following brand objectives:

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  Reach, frequency and engagement. Traditionally, advertisers have focused on reach, frequency and engagement goals to assess the effectiveness of their advertising campaigns. Our platform can track, measure and optimize these goals through specific consumer actions, such as clicks, advertisement interactions and video completions. Our real-time optimization engine values and bids on billions of individual advertising impressions per day to maximize campaign performance measured against the goals defined by the advertiser.

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  Brand equity lift. One of the more novel capabilities of our Brand Booster offering is our ability to track, measure and optimize brand equity lift objectives. We use online surveys to measure these objectives, such as consumer awareness, recall, message association, purchase consideration, favorability and recommendation intent. Our technology automatically incorporates survey responses to improve campaign performance.

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  Offline sales. In general, the majority of interactions consumers have with a brand occur offline. We are able to connect online activity to offline sales or responses by integrating a variety of industry-specific offline data sources, such as retail purchase activity, coupon usage and grocery store purchase activity. Our technology can measure and optimize campaigns, while they run, to maximize offline impact.

Direct Response Booster

        Our Direct Response Booster offering is focused on the following direct-response objectives:

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  Prospecting. Advertisers have various prospecting objectives, such as number of leads, sign-ups, registrations or sales. As with all of our offerings, our prospecting offering tracks every impression and continuously learns from campaign results to refine our delivery of impressions to the appropriate consumers and achieve each advertiser's direct-response objectives. As our platform optimizes over the course of campaigns, we believe that advertisers experience steady improvement against the prospecting goals defined by the advertiser.

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  Retargeting. As advertisers succeed in bringing consumers to their websites, our retargeting offering uses our real-time optimization engine to help return those same or similar consumers to the advertisers' websites, focusing specifically on the consumers most likely to perform a desired action. Unlike other retargeting solutions that merely display advertisements, regardless of the value of such advertisements, to every consumer that has visited an advertiser's website, this offering focuses on consumers who represent high-value opportunities for re-engagement, aiming to reach them at the best time and in the best context, to achieve the advertiser's goals.

Other Offerings

        Brand Assurance. Advertiser brand protection is a high priority for us. We have adopted a proactive approach designed to prevent us from serving advertisements on unsafe or inappropriate websites. We have a brand-assurance team that monitors our brand safety efforts, makes policy decisions, offers guidance to advertisers and continuously analyzes and improves our Brand Assurance offering.

        Insights. We identify the key drivers of an advertising campaign's success and help advertisers improve and optimize future marketing strategies and creative development. Our Insights offering helps advertisers understand what strategies are effective and why, and allows them to better understand the quality, composition and characteristics of the consumers their campaigns reach, including which consumers are most responsive to their messages.

Our Competitive Strengths

        We believe that the following strengths differentiate us from our competitors:

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  Disruptive AI-driven technology that delivers exceptional results for advertisers. Our AI-driven advertising solution learns and adapts in real time with minimal human inputs, which we believe differentiates us from other available solutions. As we deliver more campaigns and gather more data, and as new advertising inventory sources become available, our AI-driven technology continuously refines its predictive modeling and automated decision-making capabilities and rapidly integrates and leverages new information and advertising inventory to continually enhance advertiser results.

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  Proprietary computational infrastructure. We process and analyze massive amounts of data through our real-time optimization engine. Our proprietary computational infrastructure is capable of processing tens of billions of events per day, which allows us to automatically execute and optimize highly complex advertising campaigns and deliver compelling results for our advertisers.

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  Scalable, comprehensive solution. Our solution enables us to run direct responses or brand campaigns for advertisers across and within display, mobile, social and video digital advertising channels. We provide offerings that are extensible across industry verticals and geographies, and, by leveraging the massive amounts of inventory available through real-time advertising exchanges, we can provide such offerings on a very large scale. We believe our solution contrasts with the offerings of our competitors, which are primarily focused on singular objectives, channels or industry verticals.

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  Premier and diversified customer base. As of September 30, 2013, we had 938 active customers, including many of the world's leading advertisers across a broad range of industry verticals, who have relied on us to manage their display, mobile, social and video advertising across both brand and direct-response objectives. Our diversified customer base includes over 70 of the Advertising Age 100 Leading National Advertisers and over 40 Fortune 100 companies. As of December 31, 2010, 2011 and 2012 and September 30, 2013, our active customers increased from 151 to 266 to 536 to 938, respectively, representing year-over-year increases of 76%, 102% and 131%, respectively.

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  Attractive and scalable financial model. We believe that we benefit from a scalable financial model that has demonstrated high revenue growth. We have reached significant scale since our incorporation in March 2008. Our revenue was $106.6 million in 2012, representing year-over-year growth of 139%. Our net loss was $(10.3) million in 2012 and $(18.8) million in the nine months ended September 30, 2013. We recorded cumulative adjusted EBITDA of $(13.9) million from 2010 through September 30, 2013. In order to grow rapidly, we have made significant investments in technology and sales and marketing. We believe that these investments will provide us with long-term benefits, as we attract new customers, and driven by the performance of our AI-driven technology, retain and grow spending from existing customers. Our revenue retention rate was 134%, 175% and 178% for the 12 months ended December 31, 2011, 2012 and September 30, 2013, respectively. Our technology investments are also intended to improve the automation of our business processes. We believe that these investments will provide strong long-term operating leverage. Adjusted EBITDA is a non-GAAP financial measure. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see in "Selected Consolidated Financial Data—Adjusted EBITDA."

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  Experienced team. We believe that the extensive experience and depth of our management team provide us with a distinct competitive advantage. In addition, we benefit from our corporate culture, which we believe has allowed us to attract a highly qualified employee base with substantial experience in the digital advertising and technology industries, including an engineering team that includes employees with PhD and Master's degrees from many top-tier institutions, as well as two winners of the Special Interest Group of Management and Data, or SIGMOD, best paper award and one author of a machine learning top 10 most cited academic publication.

Our Customers

        As of September 30, 2013, we had 938 active customers, including many of the world's leading advertisers. We interact with customers primarily through advertising agencies acting on their behalf. We also work with some customers directly.

        During 2012, our customers included over 65 of the Advertising Age 100 Leading National Advertisers and over 40 Fortune 100 companies. We benefit from a diverse advertiser base across industry verticals, such as automotive, cable, computer manufacturing, education, finance and insurance, health care, hospitality and food services, retail and telecommunications. Of the Fortune 500 companies, during 2012, our customers included 4 of the top 5 airlines, 7 of the top 10 commercial banks, 5 of the top 10 food consumer product manufacturers, 7 of the top 10 general merchandisers and 7 of the top 10 telecommunications providers.

        For the year ended December 31, 2012 and nine months ended September 30, 2013, no single customer represented more than 10% of our revenue.

Our Growth Strategies

        We plan to continue improving our AI-driven platform to deliver a highly differentiated and disruptive solution. We believe that we benefit from rapidly growing awareness of our company and our solution, and a large shift in the broader global advertising industry towards digital advertising and real-time advertising exchanges. In order to continue to capitalize on these trends and further grow our business, we plan to pursue the following initiatives:

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  Extend our technology leadership. We expect to continue enhancing our solution through investments in our AI technology, new functionalities and offerings including a self-service platform, our computational infrastructure and Big Data management and analytics.

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  Grow awareness and increase advertiser adoption of our solution. We intend to continue to grow our sales and marketing organization to generate awareness and increase the adoption of our solution among existing and new advertisers.

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  Increase our mobile, social and video market share. We intend to continue investing in our engineering, sales and marketing organizations to expand our capabilities in mobile, social and video advertising. Our technology solution is already extensible across all channels. We believe that these additional investments will allow us to efficiently expand our advertiser base, gain market share and grow revenue from these channels.

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  Continue our global expansion. We currently operate in seven countries, including the United States and Canada in North America; France, Germany, the Netherlands and the United Kingdom in Europe; and in Japan, through a strategic alliance with a subsidiary of one of the largest digital advertising agencies in the world. We intend to continue to expand our international business primarily by growing our sales team in certain countries in which we operate and by establishing a presence in additional countries.

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  Pursue strategic acquisitions and investments. We plan to continue to evaluate opportunities to acquire complementary businesses and technologies that are consistent with our overall growth strategy.

Our Technology

        Since our incorporation, we have made significant investments and will continue to invest in developing our differentiated and proprietary solution, aimed at solving the problems of advertisers in ways that traditional, manual solutions cannot. We are focused on offering a solution that provides measurable results, driven by our real-time optimization engine. We have assembled a team of highly skilled engineers and computer scientists with deep expertise across a broad range of relevant disciplines. Key focus areas of our engineering team include:

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  Artificial Intelligence. We employ AI technology, including predictive modeling and automated decision-making. Our platform has analyzed millions of attributes from our data warehouse, as evidenced by the tens of billions of impressions and bid requests processed daily, to determine the most effective attributes, monitored in real time, to determine expected consumer response and precise impression value.

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  Computational infrastructure. We use a combination of proprietary and open source software to achieve a horizontally scalable, global, distributed and fault-tolerant architecture, with the goal of enabling us to ensure the continuity of our business, regardless of local disruptions. Our computational infrastructure currently processes tens of billions of events per day and is designed in a way that enables us to add significant capacity to our platform as we scale our business without requiring any material design or architecture modifications. Our technology infrastructure is hosted across five data centers in co-location facilities in California, Georgia, Virginia, Hong Kong and the Netherlands. Our servers are custom designed by our engineering team.

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  Big Data. We have built a multi-tier Big Data management system based on proprietary and open source software to help us maintain a variety of data in many different formats. Our data includes anonymized Internet user profile data that is accessible at very low latencies and used to execute our campaigns. In addition, we maintain a large data warehouse with multi-petabytes of data that we use for algorithm training and reporting.

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  User interface. Based on the latest HTML5 technologies, our user interface provides flexible reporting and interactive visualization of the key drivers of success for each advertising campaign. We use these reporting and visualization products internally to manage campaigns and provide advertisers with campaign insights.

        Our research and development expenses were $1.0 million, $1.5 million, $4.9 million, and $10.6 million for the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2013, respectively. Our capitalized internal use software development costs were $1.5 million, $2.6 million, $4.7 million and $4.9 million for the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2013, respectively.

Sales, Customer Experience and Marketing

        In North America and Europe, we sell our solution through our global direct sales team, which focuses on advertising agencies and advertisers, as well as on other third parties. Our direct sales team is organized by geography in 16 locations, with regional offices in the United States and offices in Canada and Europe, including France, Germany, the Netherlands and the United Kingdom. Our direct sales teams are further divided into market segments, including agencies, advertisers and other third parties. We assign each advertiser to representatives who manage the advertiser's relationship with us.

        In Japan, we make our solution available through a strategic alliance with a third-party licensee. When the licensee sells advertising campaigns using our solution, we earn a share of the revenue from such sales.

        We are focused on managing our brand, increasing market awareness and generating new advertiser leads. To do so, we often present at industry conferences, create custom events and invest in public relations. In addition, our marketing team advertises online, in print and in other forms of media, creates case studies, sponsors research, authors whitepapers, publishes marketing collateral, generates blog posts and undertakes customer research studies.

Employees and Culture

        We are proud of our "nerdy, but lovable" company culture, and believe it is one of our fundamental strengths as well as a strategic priority. We are focused on constant technological innovation to improve our solution for advertisers. We encourage creativity and open dialogue to improve on ideas through iteration. Our culture rewards both team and individual creativity and success. We believe we have assembled a talented global team, and, in 2012, we received the Bay Area News Group's 2012 Top Work Places in the Bay Area award.

        As of September 30, 2013, we had approximately 552 full-time employees, consisting of approximately 477 employees in the United States and approximately 75 employees internationally.

Our Competition

        Our industry is highly competitive and fragmented. We compete with large, well-established companies such as Google, Facebook and Yahoo!, digital advertising networks, companies that offer demand-side platforms that allow advertisers to purchase inventory directly and manage their own customer data, divisions of certain advertising agencies, including agency trading desks, that place digital advertising on behalf of the agencies' clients, and other companies, many of which claim to use advanced technologies to optimize advertising campaigns. As we introduce new offerings, as our existing offerings evolve, or as other companies introduce new products and services, we may become subject to additional competition.

        We compete for advertising revenue based on our ability to meet advertiser goals, the effectiveness and relevance of our offerings, pricing structure, ease-of-use, scalability, cross-channel capabilities, customer service, breadth and depth of customer relationships and awareness of our brand. While our industry is evolving rapidly and is becoming increasingly competitive, we believe that our effective, scalable and reliable platform enables us to compete favorably on the factors described above.

Intellectual Property

        The protection of our technology and intellectual property is an important component of our success. We rely on intellectual property laws, including trade secret, copyright, trademark and patent laws in the United States and abroad, and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect our intellectual property.

        As of September 30, 2013, we had filed nine non-provisional patent applications in the United States and three Patent Cooperation Treaty applications. In addition, we maintain a trademark portfolio in the United States and abroad, including trademarks or trademark applications in the European Union, Japan, China, Hong Kong and Singapore.

        Circumstances outside of our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available in the United States or other countries in which we provide our solution. In addition, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Any impairment of our intellectual property rights could harm our business, our ability to compete and our results of operations.

Privacy and Interest-based Advertising

        Much of the acceptance and widespread use of the Internet across the globe is attributable to the ability of Internet users to access valuable content quickly, without friction, and free of charge. The digital media content providers, or publishers, who support the creation and distribution of this content do so largely by selling advertisements on their properties, similar to the business model of television and radio broadcasters. Internet users' online activity generates a vast amount of data, such as advertising viewed and responded to, and advertisers' websites visited, and is valuable to advertisers seeking to reach an optimal audience. Online it is possible to serve advertisements to potential consumers based upon inferred interests. These interests may be inferred in part based on web-browsing history. The use of web browsing history to inform advertising purchase decisions is commonly referred to as "interest-based" or "online behavioral" advertising. Advertisers are willing to make a greater investment in, and pay a higher rate for, digital advertising when this interest-based data can be used to inform decisions about purchasing advertising impressions to reach desired consumers.

        The use of interest-based advertising on the Internet has come under scrutiny by consumer advocacy organizations and regulatory agencies in the U.S. and abroad that focus on online privacy. More specifically, these groups have voiced concern about the use of cookies and other online tools to record an Internet user's browsing history, and the use of that information to deliver advertisements online based on inferred interests of the Internet user. Because we rely upon access to large volumes of data, including web browsing history, primarily through cookies, it is essential that we monitor developments in this area in the U.S. and globally, and that we engage in responsible privacy practices.

        We recognize that privacy is important to consumers and advertisers. We have a Chief Privacy Officer and have dedicated resources to design and oversee our privacy and data protection policies. Our privacy practices are described in our privacy policy, which explains the type of data we collect and use to provide services to advertisers. Our privacy policy can be found on our website at http://rocketfuel.com/privacy-policy. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

        We rely on anonymous data about Internet users. We do not attempt to associate this anonymous data with data that can be used to identify real people, and we take steps to avoid collecting and storing personally identifiable information from any source. The definition of personally identifiable information, or personal data, however, varies by country and is still evolving, and, as a result, our policy not to collect and store personally identifiable information must be assessed in each country in which we do business. Therefore, we have to continually assess our technology platform against an evolving legal landscape. Some European countries, for example, may consider IP addresses to be personal data subject to the same data protection requirements as information traditionally understood to be personal data, such as name, phone number and postal or email address. Our technology platform and data privacy practices have recently been evaluated by an independent third-party certification provider who has certified our platform and practices as compliant with legal data protection quality standards designed to comply with both the German Federal Data Protection Law and the EU directives related to data protection and privacy in force as of March 2013.

        Our solution can deliver interest-based or online behavioral advertising which is advertising that may be delivered based in part on the websites an Internet user has visited through a particular browser, if the publishers of those websites have allowed us to place a cookie associated with their particular website, or webpage. We are members of industry self-regulatory organizations, including the Network Advertising Initiative, or NAI, and the Digital Advertising Alliance, or DAA, and participate in the Self-Regulatory Program for Online Behavioral Advertising coordinated by the DAA and enforced by both the Direct Marketing Association and the Council of Better Business Bureaus. Similarly, in Europe we are signatories to the IAB Europe EU Framework for Online Behavioural Advertising and are members of the European Digital Advertising Alliance, or EDAA. Both the European framework and the U.S. self-regulatory principles for Online Behavioral Advertising require us to provide consumers with notice and choice, including the ability to opt out of interest-based advertising. Our privacy policy offers consumers an easy, one-click opt-out mechanism. In addition to industry self-regulation, our compliance with our privacy policy is also subject to regulation by the United States Federal Trade Commission which may bring enforcement actions under Section 5 of the Federal Trade Commission Act against unfair and deceptive trade practices, including the violation of privacy policies. Outside of the United States, our privacy practices are subject to regulation by data protection authorities in the countries in which we do business.

Legal Proceedings

        We are not currently a party to any legal proceedings, litigation, or claims that could materially affect our business, results of operations, cash flows, or financial position. We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of any future matters could materially affect our future financial condition and results of operations.

Facilities

        We maintain our principal office, totaling approximately 30,000 square feet, in Redwood City, California, under a lease that expires in 2017, and we have an option to extend this lease for 60 months upon expiration. We maintain additional leased spaces in several locations, including Chicago, El Segundo (Los Angeles), New York and San Francisco, domestically, as well as Hamburg and London, in Europe. We maintain sales offices in other locations globally. We intend to add additional facilities as we grow in order to accommodate the expansion of our operations in North America, Europe and elsewhere. Due to our rapidly expanding headcount, in August 2013, we entered into an operating lease agreement for new office facilities in Northern California for our corporate headquarters, and in New York City. Otherwise, we believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, we will be able to secure additional space to accommodate any such expansion of our operations.

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors as of December 31, 2013:

Name	Age	Position(s)
George H. John	43	Co-Founder, Chief Executive Officer and Chairman of the Board of Directors
Richard Frankel	50	Co-Founder, President and Director
J. Peter Bardwick	55	Chief Financial Officer
Abhinav Gupta	39	Co-Founder, VP, Engineering
Dominic Trigg	45	VP and Managing Director, Europe
Susan L. Bostrom(1)	53	Director
Ronald E. F. Codd(2)(3)	58	Director
William Ericson(1)(3)	55	Director
John Gardner(2)	52	Director
Clark Kokich(2)(3)*	62	Director
Monte Zweben(1)	50	Director

*
Lead independent director.
(1)
Member of our compensation committee.
(2)
Member of our audit committee.
(3)
Member of our nominating and governance committee.

Executive Officers

George H. John

        Mr. John is a founder, and has served as a member of our board of directors since March 2008, as our Chief Executive Officer since May 2008, and as the Chairman of our board of directors since February 2013. Prior to co-founding Rocket Fuel, Mr. John was a senior director for targeting and personalization at Yahoo! Inc., a digital media company, from 2005 to 2008; a director, product management at salesforce.com, Inc., an enterprise cloud computing company, from 2003 to 2005; and held roles in engineering and sales at E.piphany, Inc., a customer relationship management software company, from 1997 to 2002. Prior to E.piphany, Mr. John was a senior data-mining analyst in the Global Business Intelligence Solutions division of IBM Corporation, an information technology solutions company, from 1995 to 1997. Mr. John has also served on advisory boards of privately held companies and served as a reviewer for the National Science Foundation. He earned his B.S., M.S., and Ph.D. with Distinction from the Computer Science Department of Stanford University. Mr. John's Ph.D. studies were concentrated in Artificial Intelligence and Machine Learning and partially supported by a National Science Foundation fellowship. While earning his Ph.D. he worked at NASA on cognitive architectures for autonomous spacecraft. Our board of directors believes that Mr. John possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our Chief Executive Officer, his expertise in computer science generally and Artificial Intelligence in particular, and his leadership roles in high-growth technology and digital media organizations. Mr. John brings historical knowledge, operational expertise and continuity to our board of directors.

Richard Frankel

        Mr. Frankel is a founder and has served as our President since May 2008, as our Chief Financial Officer from March 2008 to February 2009 and as a member of our board of directors since March

2008. Prior to co-founding Rocket Fuel, Mr. Frankel served as Senior Director, Product Marketing at Yahoo! from November 2002 to January 2008, and as a general manager at DoubleClick Inc., an Internet advertising solutions company, from July 1999 to October 2002. From March 1996 to July 1999, Mr. Frankel served as Director, Customer Service at NetGravity Inc., an online marketing management company. Mr. Frankel holds a B.S.E. in Mechanical & Aerospace Engineering from Princeton University and an M.A. in Classics from San Francisco State University. Our board of directors believes that Mr. Frankel possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our President and his work with digital media companies. In addition, Mr. Frankel brings historical knowledge, operational expertise and continuity to our board of directors.

J. Peter Bardwick

        Mr. Bardwick has served as our Chief Financial Officer since September 2011. Prior to joining us, Mr. Bardwick was Chief Financial Officer at Zecco Holdings, an online stock brokerage, from May 2008 to January 2011. From April 2006 to November 2007, he served as Chief Financial Officer at Reactrix Systems, Inc., a technology-driven out-of-home media company. Mr. Bardwick has previously served as Chief Financial Officer and then Chief Executive Officer and board member of Digital Path, Inc., Chief Operating Officer and Chief Financial Officer and board member of infoUSA.com, Chief Financial Officer of MarketWatch.com, Inc., a financial information website, Chief Financial Officer at the Beasley Broadcast Group, VP Finance at Westwood One, Inc., Executive Vice President at Salomon Brothers and Manager Corporate Finance with Citicorp Investment Bank. Mr. Bardwick is also a member of the board of directors and the compensation committee of Healthcare Data Solutions, a healthcare direct-marketing company, a member of the board of directors of Sokanu, which provides proprietary psychometric assessment applications to enable employers to evaluate candidates based on psychometric testing, and occasionally serves on advisory boards for private companies. Mr. Bardwick holds a B.A. in Political Science, cum laude, and an M.B.A. from the University of Michigan.

Abhinav Gupta

        Mr. Gupta is a founder and has served as our VP, Engineering since April 2008. Prior to co-founding Rocket Fuel, Mr. Gupta was a Technical Director and subsequently an Engineering Director at Yahoo! from October 2004 to April 2008. Prior to Yahoo!, Mr. Gupta held various positions with Oracle Corporation, a computer technology corporation, from March 1998 to August 2004, including as a Member, Senior Member and Principal Member of Technical Staff. Mr. Gupta holds a B. Tech in Computer Science from the Indian Institute of Technology Delhi and an M.S. in Computer Science from the University of Wisconsin.

Dominic Trigg

        Mr. Trigg has served as our VP and Managing Director, Europe since January 2011. Prior to joining Rocket Fuel, Mr. Trigg was the Vice President of International at TradeDoubler AB, a European advertising affiliate network, from December 2008 to December 2011. Prior to TradeDoubler, Mr. Trigg was Managing Director for Infospace Europe Limited, a metasearch and private label search company, from April 2005 to December 2008, Director of Yahoo Europe Ltd.'s ad operations from September 2003 to April 2005, and Advertising Director for MSN (UK) Limited and Hotmail Corporation from September 1998 to April 2001. He also served as an Advertising Director at Expedia, Inc. from September 1998 to September 2000 and managed an online advertising team at BT Group plc, a telecommunications company, from June 1997 to September 1998. In addition, from 2003 to 2008, Mr. Trigg served as a member of the board of directors of Asia Digital Holdings PLC, which subsequently changed its name to Deal Group Media Pty Limited. Mr. Trigg holds an HND in Business and Finance from the College of Distributive Trades, London.

Non-Employee Directors

Susan L. Bostrom

        Ms. Bostrom has served as a member of our board of directors since February 2013. In addition to serving on our board, since February 2001, Ms. Bostrom has served as an independent director to various public and private companies, including (i) Varian Medical Systems, Inc., a manufacturer of medical devices and software, since February 2005; (ii) Cadence Design Systems, Inc., an electronic design software company, first from February 2001 to March 2005 and then since February 2011; (iii) Marketo, Inc., a provider of software as a service marketing automation solutions, since May 2012; and (iv) FedBid, Inc., a private company, since October 2012. Ms. Bostrom also serves as a member of the board of directors of Stanford Hospital and Clinics and Georgetown University, the Advisory Board of the Stanford Institute for Economic Policy Research and the Management Board of the Stanford Graduate School of Business. Earlier in her career, from January 2006 to January 2011, Ms. Bostrom served as Executive Vice President, Chief Marketing Officer, Worldwide Government Affairs of Cisco Systems, Inc., a networking equipment provider. Prior to that, from 1997 to January 2006, Ms. Bostrom served in a number of positions at Cisco, including Senior Vice President, Global Government Affairs and the Internet Business Solutions Group and Vice President of Applications and Services Marketing. Ms. Bostrom holds a B.S. in marketing from the University of Illinois and an M.B.A. from the Stanford Graduate School of Business. Our board of directors believes that Ms. Bostrom possesses specific attributes that qualify her to serve as a director, including her extensive experience and leadership roles at a leading technology company, as well as her knowledge of marketing and developing trends in networking and new media such as social media and information exchanges. Ms. Bostrom also brings to our board of directors extensive boardroom experience serving on the board of directors of public and private technology companies, a hospital and a university.

Ronald E. F. Codd

        Mr. Codd has served as a member of our board of directors since February 2012. Mr. Codd has been an independent business consultant since April 2002. From January 1999 to April 2002, Mr. Codd served as President, Chief Executive Officer and a director of Momentum Business Applications, Inc., an enterprise software company. From September 1991 to December 1998, Mr. Codd served as Senior Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft, Inc., a provider of human resource management systems. Mr. Codd has served on the board of directors of ServiceNow, Inc. and Veeva Systems, Inc. since February 2012 and FireEye, Inc. since July 2012. Mr. Codd has also served as a member of the board of directors of numerous other information technology companies, including most recently DemandTec, Inc., from March 2007 to February 2012, Interwoven, Inc. from July 1999 to April 2009, and Data Domain, Inc., from October 2006 to July 2009. Mr. Codd holds a B.S. in Accounting from the University of California, Berkeley and an M.M. in Finance and M.I.S. from the Kellogg Graduate School of Management at Northwestern University. Our board believes that Mr. Codd's management experience and software industry experience, including his experience in finance and corporate governance matters, give him a breadth of knowledge and valuable understanding of our industry that qualifies him to serve as a member of our board of directors.

William Ericson

        Mr. Ericson has served as a member of our board of directors since May 2008. Mr. Ericson has been a General Partner at Mohr Davidow Ventures LP, or MDV, a venture capital firm, since 2000, and has served as Managing Partner since 2008. Prior to joining MDV, Mr. Ericson founded and operated Venture Law Group LLP's Seattle office from 1996 to 2000. Prior to that, Mr. Ericson practiced as a corporate and securities attorney in Palo Alto, California, and New York, New York. Mr. Ericson currently serves as a member of the board of directors of Pacific Biosciences of California, Inc., a publicly traded gene sequencing company, Northwestern University School of Law and a number of MDV's privately held portfolio companies. Mr. Ericson holds a B.S.F.S. from the School of Foreign Service at Georgetown University and a J.D. from Northwestern University School of Law. Our board of directors believes that Mr. Ericson possesses specific attributes that qualify him to serve as a director, including his extensive experience working with leading technology companies as well as the substantial experience he acquired as a legal and investment professional.

John Gardner

        Mr. Gardner has served as a member of our board of directors since July 2011. Mr. Gardner has been a Managing Partner of Nokia Growth Partners L.P., or NGP, a global venture capital investment firm, since April 2007. He currently serves as director of a number of NGP's privately held portfolio companies, and manages the firm's digital advertising, marketing and analytics practice. Before NGP, he co-founded BlueRun Ventures L.P., a Silicon Valley based venture capital firm, in 1999. Prior to that, he held a senior business development role at Nokia, and practiced corporate law with the firm of Keating, Muething and Klekamp in Cincinnati, Ohio, primarily representing entrepreneurial clients and investors. Mr. Gardner has served as a board observer to Pubmatic, Inc. since July 2013. Mr. Gardner holds a B.Sc. from Miami University Oxford, Ohio, a J.D. from the University of Cincinnati College of Law and an M.B.A. from the University of Chicago. Our board of directors believes that Mr. Gardner possesses specific attributes that qualify him to serve as a director, including his experience as a co-founder and general partner of two global venture capital investment firms, as well as fifteen years of operational and investment experience obtained in global markets and the mobile technology industry.

Clark Kokich

        Mr. Kokich has served as a member of our board of directors since April 2011. Mr. Kokich served as Chairman of Razorfish Inc., a digital marketing and technology consulting firm, from 2009 to September 2013. Mr. Kokich was with Razorfish for over ten years, serving in a number of key positions from 1999 to 2009, including Chief Executive Officer and President. Before joining Razorfish, Mr. Kokich was President and Chief Executive Officer of apparel retailer Calla Bay, Inc. from 1996 to 1998, head of sales and marketing for a division of McCaw Cellular Communications, Inc., a telecommunications company, from 1992 to 1996, and Executive Vice President and General Manager of Cole & Weber, Inc., an advertising company, from 1978 to 1987. Mr. Kokich has served on the board of directors of Acxiom Corporation from 2009 to September 2013, and currently chairs its Technology & Innovation Committee. Mr. Kokich holds a B.S. in Finance from the University of Oregon. Our board of directors believes that Mr. Kokich possesses specific attributes that qualify him to serve as a director, including his background in the field of digital marketing and technology, his experience in traditional marketing and his years of management experience.

Monte Zweben

        Mr. Zweben has served as a member of our board of directors since March 2010. Mr. Zweben is a founder of Splice Machine, Inc., a Big Data database software company, and has served as its Chairman and Chief Executive Officer since April 2012. Mr. Zweben has also been the Chairman of Orpheus Media Research, Inc., a music analysis and search engine, since June 2011. From January 2006 to June 2013, he was a co-founder and served as the Chairman of SeeSaw Networks, Inc., a digital media company. Prior to SeeSaw, Mr. Zweben founded and served as the CEO of Blue Martini Software, Inc., an e-commerce and marketing software company, from June 1998 to March 2005. Prior to Blue Martini, from October 1996 to November 1997, Mr. Zweben served as Vice President and

General Manger of PeopleSoft's Manufacturing Business Unit. Earlier in his career, Mr. Zweben was the Deputy Branch Chief of the NASA Ames Research Center's Artificial Intelligence Branch. Mr. Zweben currently serves on the Dean's Advisory Board for the School of Computer Science at Carnegie Mellon University. Mr. Zweben holds a B.S. in Computer Science and Management from Carnegie Mellon University and an M.S. in Computer Science from Stanford University. Our board of directors believes that Mr. Zweben possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings with his expertise in computer science, his work with digital media companies and his years of management experience.

        Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics is available on our website at www.rocketfuel.com. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website.

Board Composition

        Our business affairs are managed under the direction of our board of directors, which is currently composed of eight members. Six of our directors are independent within the meaning of the independent director guidelines of The NASDAQ Stock Market.

        In accordance with the terms of our amended and restated certificate of incorporation and bylaws, our board of directors is divided into three classes with staggered three-year terms. Our directors are divided among the three classes as follows:

  •
  the Class I directors are John Gardner and Monte Zweben, and their terms will expire at the annual meeting of stockholders to be held during 2014;

  •
  the Class II directors will be William Ericson, Richard Frankel and Clark Kokich, and their terms will expire at the annual meeting of stockholders to be held during 2015; and

  •
  the Class III directors will be George H. John, Ronald E. F. Codd and Susan L. Bostrom, and their terms will expire at the annual meeting of stockholders to be held during 2016.

        Each director's term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

        Our common stock is listed on the NASDAQ Global Select Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company's board of directors within a specified period of time after the completion of an initial public offering. In addition, the rules of The NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the rules of The NASDAQ Stock Market, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise such director's ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that Messrs. Codd, Ericson, Gardner, Kokich and Zweben and Ms. Bostrom are "independent directors" as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of The NASDAQ Stock Market.

Lead Independent Director

        Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. Because Mr. John is our Chairman, our board of directors has appointed Mr. Kokich to serve as our lead independent director. As lead independent director, Mr. Kokich presides over periodic meetings of our independent directors, serves as a liaison between our Chairman and the independent directors and performs such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

        Our board of directors currently has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or as otherwise determined by our board of directors.

Audit Committee

        Messrs. Codd, Gardner and Kokich, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Codd is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of The NASDAQ Stock Market and the SEC. Our board of directors has also determined that Mr. Codd qualifies as an "audit committee financial expert," as defined in the SEC rules, and satisfies the financial sophistication requirements of The NASDAQ Stock Market. The audit committee is responsible for, among other things:

  •
  appointing, overseeing, and if need be, terminating any independent auditor;

  •
  assessing the qualification, performance and independence of our independent auditor;

  •
  reviewing the audit plan and pre-approving all audit and non-audit services to be performed by our independent auditor;

  •
  reviewing our financial statements and related disclosures;

  •
  reviewing the adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control and disclosure controls and procedures;

  •
  reviewing our overall risk management framework;

  •
  overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

  •
  reviewing and discussing with management and the independent auditor the results of our annual audit, reviews of our quarterly financial statements and our publicly filed reports;

  •
  reviewing and approving related person transactions; and

  •
  preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

        Ms. Bostrom and Messrs. Ericson and Zweben, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Ms. Bostrom is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of The NASDAQ Stock Market and the SEC and is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The compensation committee is responsible for, among other things:

  •
  reviewing the elements and amount of total compensation for all officers;

  •
  formulating and recommending any proposed changes in the compensation of our Chief Executive Officer for approval by the board;

  •
  reviewing and approving any changes in the compensation for officers, other than our Chief Executive Officer;

  •
  administering our equity compensation plans;

  •
  reviewing annually our overall compensation philosophy and objectives, including compensation program objectives, target pay positioning and equity compensation; and

  •
  preparing the compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Governance Committee

        Messrs. Codd, Ericson and Kokich, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Mr. Ericson is the chair of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the rules of The NASDAQ Stock Market. The nominating and governance committee is responsible for, among other things:

  •
  evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

  •
  identifying, recruiting and nominating director candidates to the board if and when necessary;

  •
  evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

  •
  reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

  •
  reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Non-Employee Director Compensation

        The following table shows certain information with respect to the compensation of all of our non-employee directors in 2013.

Director Compensation Table

Name	Fees earned or paid in cash	Stock Awards(1)	Option Awards ($)(1)	Total ($)
Susan L. Bostrom(2)	$59,891	$54,288	$832,029	$946,208
Ronald E. F. Codd(3)	12,152	54,288	56,515	122,955
William Ericson(4)	10,174	54,288	56,515	120,977
John Gardner(5)	9,185	54,288	56,515	119,988
Clark Kokich(6)	14,272	54,288	56,515	125,075
Monte Zweben(7)	8,478	54,288	56,515	119,281

(1)
This amount represents the aggregate grant date fair value of stock options and stock awards as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock option reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.
(2)
As of December 31, 2013, Ms. Bostrom held (i) an option to purchase 85,000 shares of our common stock at an exercise price of $11.21 per share, which vests in sixteen equal installments over a period of four years with a vesting commencement date of February 6, 2013; (ii) an option to purchase 3,750 shares of our common stock at an exercise price of $29.00 per share, which vests and become exercisable on the day prior to our 2014 annual meeting of stockholders; and (iii) 1,872 restricted stock units, which vest and settle on the day prior to our 2014 annual meeting of stockholders. We entered into an offer letter with Ms. Bostrom pursuant to which we agreed to pay Ms. Bostrom an annual retainer of $50,000. This compensation provision was superseded by the outside director compensation policy when it became effective in August 2013.
(3)
As of December 31, 2013, Mr. Codd held (i) 100,000 shares of our common stock issued upon the early exercise of an option granted by our board of directors in February 2012, at an exercise price of $1.07 per share, which shares are subject to our repurchase right that lapses in sixteen equal installments over a period of four years with a vesting commencement date of February 21, 2012; (ii) an option to purchase 3,750 shares of our common stock at an exercise price of $29.00 per share, which vests and becomes exercisable on the day prior to our 2014 annual meeting of stockholders; and (iii) 1,872 restricted stock units, which vest and settle on the day prior to our 2014 annual meeting of stockholders.
(4)
As of December 31, 2013, Mr. Ericson held (i) an option to purchase 3,750 shares of our common stock at an exercise price of $29.00 per share, which vests and becomes exercisable on the day prior to our 2014 annual meeting of stockholders; and (ii) 1,872 restricted stock units, which vest and settle on the day prior to our 2014 annual meeting of stockholders.
(5)
As of December 31, 2013, Mr. Gardner held (i) an option to purchase 3,750 shares of our common stock at an exercise price of $29.00 per share, which vests and becomes exercisable on the day prior to our 2014 annual meeting of stockholders; and (ii) 1,872 restricted stock units, which vest and settle on the day prior to our 2014 annual meeting of stockholders.
(6)
As of December 31, 2013, Mr. Kokich held (i) 100,000 shares of our common stock issued upon the early exercise of an option granted on April 28, 2011, at an exercise price of $1.07 per share, which shares are subject to our repurchase right that lapses in sixteen equal installments over a period of four years with a vesting commencement date of April 28, 2011; (ii) an option to purchase 3,750 shares of our common stock at an exercise price of $29.00 per share, which vests and becomes exercisable on the day prior to our 2014 annual meeting of stockholders; and (iii) 1,872 restricted stock units, which vest and settle on the day prior to our 2014 annual meeting of stockholders.

(7)
As of December 31, 2013, Mr. Zweben held (i) an early exercisable option to purchase 138,866 shares of our common stock at an exercise price of $0.16 per share; one-fourth (1/4) of the shares subject to the option vested on the first anniversary of the date of grant, which was March 4, 2010, and one forty-eighth (1/48) of the shares subject to the option vest each month thereafter, such that all of the shares subject to the option will have vested on the fourth anniversary of the date of grant; (ii) an option to purchase 3,750 shares of our common stock at an exercise price of $29.00 per share, which vests and becomes exercisable on the day prior to our 2014 annual meeting of stockholders; and (iii) 1,872 restricted stock units, which vest and settle on the day prior to our 2014 annual meeting of stockholders.

Outside Director Compensation Policy

        In August 2013, the board of directors, upon the recommendation of our compensation committee, adopted a policy for the compensation for our non-employee directors, or the Outside Directors, effective as of September 19, 2013. Outside Directors receive compensation in the form of equity granted under the terms of our 2013 Equity Incentive Plan, or the 2013 Plan and cash, as described below:

Equity Compensation

        IPO grant. In September 2013, each Outside Director was granted (i) an option to purchase 3,750 shares, or the IPO Option, and (ii) 1,872 restricted stock units, or the IPO RSU Award. All of the shares underlying the IPO Option and IPO RSU Award will vest and, if applicable, become exercisable on the day prior to our 2014 annual meeting of stockholders, subject to continued service as a director through that date.

        Initial award. Each person who first becomes an Outside Director after September 19, 2013 will be granted (i) an option to purchase shares having a grant date fair value equal to $100,000, or the Initial Option, and (ii) restricted stock units with a grant date fair value equal to $100,000, or the Initial RSU Award. These awards will be granted on the date of the first meeting of our board of directors or compensation committee occurring on or after the date on which the individual first became an Outside Director. The shares underlying the Initial Option and Initial RSU Award will vest and, if applicable, become exercisable, as to one-third of the shares subject to such award on each anniversary of the commencement of the individual's service as an Outside Director, subject to continued service as a director through the applicable vesting date. If a director's status changes from an employee director to an Outside Director, he or she will not receive an Initial Option or Initial RSU Award.

        Annual award. On the date of each annual meeting of our stockholders, each Outside Director who has served on our board of directors for at least the preceding six months will be granted (i) an option to purchase shares having a grant date fair value equal to $75,000, or the Annual Option, and (ii) restricted stock units with a grant date fair value equal to $75,000, or the Annual RSU Award. All of the shares underlying the Annual Option and Annual RSU Award will vest and, if applicable, become exercisable upon the earlier of (i) the day prior to the next year's annual meeting of stockholders or (ii) one year from grant, subject to continued service as a director through the applicable vesting date.

        The exercise price per share of each stock option granted under the outside director compensation policy will be the fair market value of a share of our common stock, as determined in accordance with our 2013 Plan, on the date of the option grant. With respect to the IPO Option, Initial Option, and Annual Option, the grant date fair value is computed in accordance with the Black-Scholes option valuation methodology or such other methodology our board of directors or compensation committee may determine. With respect to the IPO RSU Award, Initial RSU Award and Annual RSU Award, the grant date fair value is computed based on the fair market value, as determined in accordance with our 2013 Plan, of the shares subject to the applicable award on the date of grant.

        Cash compensation. Each Outside Director will receive an annual retainer of $25,000 in cash for serving on our board of directors, or the Annual Fee. In addition to the Annual Fee, the lead independent director will be entitled to an additional annual retainer of $15,000 in cash.

        The chairperson and members of the three standing committees of our board of directors will be entitled to the following annual cash retainers:

Board Committee	Chairperson Fee	Member Fee
Audit Committee	$15,000	$7,500
Compensation Committee	10,000	5,000
Nominating and Governance Committee	6,000	3,000

        All cash retainers are paid in quarterly installments to each Outside Director who has served in the relevant capacity for the immediately preceding fiscal quarter no later than 30 days following the end of such preceding fiscal quarter. An Outside Director who has served in the relevant capacity for only a portion of the immediately preceding fiscal quarter will receive a prorated payment of the quarterly payment of the applicable annual cash fee. The first payment of cash retainers under the policy was pro-rated for the service period between September 19, 2013 and September 30, 2013.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table provides information regarding the compensation of our named executive officers during 2013. As an emerging growth company, we have elected to comply with the executive compensation disclosure rules applicable to "smaller reporting companies," as such term is defined in the rules promulgated under the Securities Act of 1933, as amended, or the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Throughout this prospectus, these three officers are referred to as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Total ($)
George H. John, Chief Executive Officer	2013	310,000	—	1,302,407	—	(5)	1,612,407
	2012	300,000	25,000	3,289,280	150,000	(3)	3,764,280
Richard Frankel, President	2013	300,000	—	898,988	—	(5)	1,198,988
	2012	280,000	27,000	2,393,865	145,000	(3)	2,845,865
Abhinav Gupta, VP, Engineering	2013	254,400	—	617,625	152,407	(6)	1,024,432
	2012	254,400	3,000	1,644,640	19,743	(4)	1,921,783

(1)
Represents amounts paid as a one-time discretionary bonus to our Chief Executive Officer, President and VP, Engineering for exemplary performance during 2012.
(2)
Amounts represent the aggregate grant date fair value of stock options as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. As required by rules of the SEC, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)
Represents the amounts earned and payable under our 2012 Executive Compensation Plan which were paid in January 2013. For a description of the 2012 Executive Compensation Plan, see "Executive Compensation—Non-Equity Incentive Plan Compensation" in the final prospectus for our initial public offering, filed with the SEC on September 20, 2013.
(4)
Represents the amount earned under the 2012 MBO Policy for Mr. Gupta, which amount was paid to Mr. Gupta in January 2013. For a description of the 2012 MBO Policy for Mr. Gupta, see "Executive Compensation—Non-Equity Incentive Plan Compensation" in the final prospectus for our initial public offering, filed with the SEC on September 20, 2013.
(5)
The omitted amounts in this column are currently not determinable and are expected to be determined in February 2014.
(6)
The amount included in this column reflects cash bonuses paid under our Bonus Plan to date. The final amount for 2013 is currently not determinable and is expected to be determined in February 2014.

Non-Equity Incentive Plan Compensation

        In August 2013, the Executive Incentive Compensation Plan, or the Bonus Plan, was adopted by our board of directors. The Bonus Plan allows our compensation committee to provide incentive cash awards to selected employees, including our named executive officers. For 2013, we provided our named executive officers an opportunity to receive incentive payments under the Bonus Plan based on achievement of performance goals established by our compensation committee (and, with respect to Mr. John, approved by our board of directors).

Non-Equity Incentive Payments for Messrs. John and Frankel

        For 2013, the target incentive amounts for Messrs. John and Frankel under the Bonus Plan were as follows:

Named Executive Officer	Target Award ($)	Actual Award Amount ($)(1)
George H. John	155,000	—
Richard Frankel	150,000	—

(1)
The omitted amounts in this column are currently not determinable and are expected to be determined in February 2014.

        For 2013, the Bonus Plan provided for non-equity incentive compensation opportunities to Messrs. John and Frankel based upon our achievement of performance goals for 2013 including, with respect to Mr. John, subjective goals specific to Mr. John that were established by our compensation committee. For 2013, each of Messrs. John and Frankel were eligible to receive an annual bonus under the Bonus Plan, and each had an annual target bonus under the Bonus Plan of 50% of his annual base salary as in effect on the last day of the year.

        For Mr. John, the applicable performance goals were weighted between an annual revenue goal (45%), an EBITDA goal (45%) and subjective goals (10%). For Mr. Frankel, the performance goals were equally weighted between annual revenue and EBITDA goals. The threshold level of achievement of the annual revenue goals was greater than 84%. If we achieved 84% or less of our revenue goal, Messrs. John and Frankel would receive no portion of the target incentive allocated to that goal. If we achieved 116% or more performance with respect to a revenue goal, then Messrs. John and Frankel would receive 200% of the target incentive allocated to that goal. For achievement of a revenue goal between the threshold and 116% of our target, the incentive payment allocated to that goal was pro-rated between 0% and 200% of the target incentive based on a formula. For 2013, Messrs. John and Frankel would receive a portion of the target incentive allocated to the annual EBITDA goal if we achieved annual EBITDA higher than the threshold, which threshold was achieving EBITDA of 3.63% of the achieved revenue for 2013. Messrs. John and Frankel would receive no portion of the target incentive allocated to the EBITDA goal if EBITDA for 2013 was not higher than the threshold. Messrs. John and Frankel would receive 200% of the target incentive allocated to the EBITDA goal if we achieved annual EBITDA at least as high as the maximum EBITDA goal for 2013, which maximum goal was achieving EBITDA OF 1.93% of the achieved revenue for 2013. For achievement of an EBITDA goal between the threshold and maximum, the incentive payment allocated to that goal was pro-rated between 0% and 200% of the target incentive based on a formula. Mr. John's subjective goals were related to employee engagement and leadership development.

        In February 2014, the level of achievement of the performance goals and actual amounts awarded to Messrs. John and Frankel are expected to be determined, with respect to Mr. John, by our board after recommendation by our compensation committee, and, with respect to Mr. Frankel, by our compensation committee. Notwithstanding the above, under the terms of the Bonus Plan, our compensation committee (or our board of directors with respect to Mr. John) has the authority, in its sole discretion, to increase, reduce or eliminate any participant's actual award, including that of Messrs John and Frankel.

        Messrs. John and Frankel need to remain our employee on the date that an incentive payment under the applicable 2013 bonus policy was actually paid in order to receive such incentive payment.

Non-Equity Incentive Payments for Mr. Gupta

        For 2013, the annual target incentive amount and total payments for Mr. Gupta under the Bonus Plan were as follows:

Named Executive Officer	Target Award ($)	Actual Award Amount ($)
Abhinav Gupta	125,000	152,407	(1)

(1)
The amount included in this column reflects cash bonuses paid under our Bonus Plan through the date hereof. The final amount for fiscal year 2013 is currently not determinable and is expected to be determined in February 2014.

        For 2013, the Bonus Plan provided for non-equity incentive compensation opportunities to Mr. Gupta based upon our achievement of performance goals for 2013, including subjective goals specific to Mr. Gupta that were established by our compensation committee. For 2013, Mr. Gupta was eligible to receive quarterly bonuses under the Bonus Plan, with a quarterly target bonus of one-fourth (1/4) of his annual target bonus of 50% of his annual base salary as in effect on the last day of the applicable quarter.

        Mr. Gupta's 2013 performance goals were weighted between quarterly revenue goals (35%), quarterly EBITDA goals (35%) and quarterly subjective goals (30%). The threshold level of achievement of each quarterly revenue goal was greater than 84%. If we achieved 84% or less of the applicable quarterly revenue goal, Mr. Gupta would receive no portion of the target incentive allocated to that goal. If we achieved 116% or more performance with respect to a quarterly revenue goal, then Mr. Gupta would receive 200% of the target incentive allocated to that goal. For achievement of a revenue goal between the threshold and 116% of our target, the incentive payment was pro-rated between 0% and 200% of the target incentive based on a formula. For 2013, Mr. Gupta would receive a portion of the target incentive allocated to the applicable quarter's EBITDA goal if we achieved quarterly EBITDA higher than the threshold for the applicable quarter, which thresholds were: achieving EBITDA of 25.6%, 3.5%,5.3% and +6.9%, of the applicable quarter's achieved revenue. Mr. Gupta would receive no portion of the target incentive allocated to the applicable quarter's EBITDA goal if EBITDA for that quarter was not higher than the applicable threshold. Mr. Gupta would receive 200% of the target incentive allocated to the applicable quarter's EBITDA goal if we achieved quarterly EBITDA at least as high as the maximum EBITDA goal for that quarter, which maximum goals were: achieving EBITDA of 23.9%, 1.8%, 3.6% and +8.6 of the applicable quarter's achieved revenue. For achievement of an EBITDA goal between the threshold and maximum, the incentive payment allocated to that goal was pro-rated between 0% and 200% of the target incentive based on a formula. Mr. Gupta's subjective goals included developing the engineering organization, acquiring engineering talent and developing technology to differentiate the company's technology from its competitors.

        The level of achievement of the performance goals and actual amounts awarded to Mr. Gupta were determined by our compensation committee for each of the quarters in the nine months ended September 30, 2013 and in February, 2014 will be determined by our compensation committee for the fourth quarter of fiscal year 2013. Notwithstanding the above, under the terms of the Bonus Plan, our compensation committee has the authority, in its sole discretion, to increase, reduce or eliminate any participant's actual award, including that of Mr. Gupta. The compensation committee did not choose to exercise this discretion with respect to Mr. Gupta's incentive payments under the Bonus Plan for quarters one through three of fiscal year 2013.

        Payments under Bonus Plan for 2013 to Mr. Gupta are made quarterly, generally on the month-end payroll following the last month of the quarter. Mr. Gupta needed to remain our employee on the date that an incentive payment under his 2013 bonus policy was actually paid in order to receive such incentive payment.

Executive Employment Agreements

        We have not entered into employment agreements with any of our named executive officers. Each of our named executive officers is a party to an option agreement under the 2008 Equity Incentive Plan which provides for certain accelerated vesting in connection with a change in control described in greater detail below under the heading "—Employee Benefit and Stock Plans."

Outstanding Equity Awards at Fiscal Year-End

        The following table presents certain information concerning equity awards held by our named executive officers as of December 31, 2013.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Option Exercise Price ($)	Option Expiration Date
George H. John	12/4/2012	900,000	(2)	6.58	12/04/2022
	3/10/2013	142,500	(3)	11.21	3/10/2023
Richard Frankel	12/4/2012	655,000	(2)	6.58	12/04/2022
	3/10/2013	98,250	(3)	11.21	3/10/2023
Abhinav Gupta	12/4/2012	450,000	(2)	6.58	12/04/2022
	3/10/2013	67,500	(3)	11.21	3/10/2023

(1)
All of the options listed in this column are immediately exercisable for shares of restricted stock prior to vesting, subject to our repurchase right that lapses in accordance with the same vesting schedule applicable to the option.
(2)
The option vests over four years in equal monthly installments with a vesting commencement date of March 25, 2012.
(3)
One-fourth ( 1/4) of the shares subject to each option vest on the first anniversary of the vesting commencement date, which is March 1, 2013, and one forty-eighth ( 1/48) of the shares subject to each option vest each month thereafter, such that all of the shares subject to each option will have vested on the fourth anniversary of the vesting commencement date.

Employee Benefit and Stock Plans

2013 Equity Incentive Plan

        In August 2013, our board of directors adopted and our stockholders approved a 2013 Equity Incentive Plan, or the 2013 Plan. The 2013 Plan became effective on September 18, 2013. Our 2013 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

        Authorized shares. A total of 5,000,000 shares of our common stock have been reserved for issuance pursuant to the 2013 Plan. In addition, the shares reserved for issuance under our 2013 Plan also include shares subject to stock options or similar awards granted under the 2008 Equity Incentive Plan, or the 2008 Plan, that, after September 18, 2013, expire or terminate without having been exercised in full and shares issued pursuant to awards granted under the 2008 Plan that after September 18, 2013 are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2013 Plan pursuant to this sentence is 7,900,000 shares). In addition, shares may become available under the 2013 Plan under the following two paragraphs.

        The number of shares available for issuance under the 2013 Plan will also include an annual increase on the first day of each fiscal year beginning in 2014, equal to the lesser of:

  •
  4,000,000 shares;

  •
  5% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

  •
  such other amount as our board of directors may determine.

        On January 1, 2014, 1,641,299 shares of common stock automatically were added to the share reserve under the 2013 Plan pursuant to this automatic annual increase provision.

        If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2013 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2013 Plan and all remaining shares will remain available for future grant or sale under the 2013 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2013 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2013 Plan.

        Plan administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2013 Plan. Our board of directors has appointed the compensation committee of our board of directors to administer our 2013 Plan. In the case of awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2013 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2013 Plan, the administrator has the power to administer the plan, including but not limited to, the power to interpret the terms of our 2013 Plan and awards granted under it, to create, amend and revoke rules relating to our 2013 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

        Stock options. Stock options may be granted under our 2013 Plan. The exercise price of options granted under our 2013 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of options.

        Stock appreciation rights. Stock appreciation rights may be granted under our 2013 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

        Restricted stock. Restricted stock may be granted under our 2013 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2013 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        Restricted stock units. Restricted stock units may be granted under our 2013 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2013 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

        Performance units and performance shares. Performance units and performance shares may be granted under our 2013 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

        Outside directors. Our 2013 Plan provides that all non-employee directors are eligible to receive all types of awards (except for incentive stock options) under the 2013 Plan. Our 2013 Plan provides that in any given fiscal year, a non-employee director may not receive under the 2013 Plan (i) cash-settled awards having a grant date fair value greater than $500,000, increased to $1,000,000 in connection with her or her initial service; and (ii) stock-settled awards having a grant date fair value greater than $500,000, increased to $1,000,000 in connection with his or her initial service, in each case, as grant fair value is determined under generally accepted accounting principles.

        Non-transferability of awards. Unless the administrator provides otherwise, our 2013 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2013 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2013 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2013 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

        Merger or change in control. Our 2013 Plan provides that in the event of a merger or change in control, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will vest as to an additional 25% of the shares subject to such award, all restrictions on an additional 25% of the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to an additional 25% of the shares subject to such award will be deemed achieved at 100% of target levels and an additional 25% of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. In no event will the vesting of an award accelerate as to more than 100% of the award. The award will then terminate upon the expiration of the specified period of time.

        Amendment, termination. The administrator will have the authority to amend, suspend or terminate the 2013 Plan provided such action will not impair the existing rights of any participant. Our 2013 Plan will automatically terminate in 2023, unless we terminate it sooner.

2008 Equity Incentive Plan, as Amended

        Our board adopted and our stockholders approved our 2008 Plan, in September 2008, which was most recently amended in May 2013.

        Authorized shares. Our 2008 Plan terminated in connection with our initial public offering, and, accordingly, no further shares are available for issuance under this plan. Our 2008 Plan continues to govern outstanding awards granted thereunder. As of December 31, 2013, options to purchase 7,375,238 shares of our common stock remained outstanding under the 2008 Plan.

        Plan administration. Our board or a committee thereof appointed by our board has the authority to administer our 2008 Plan. Currently, our compensation committee administers the 2008 Plan. Subject to the provisions of the 2008 Plan, the administrator has the power to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration and the terms of the award agreement for use under the 2008 Plan. As noted, no future awards may be granted under our 2008 Plan. The administrator also has the authority, subject to the terms of our 2008 Plan, to institute an exchange program under which (i) outstanding awards may be surrendered or canceled in exchange for awards of the same type (which may have lower or higher exercise prices and different terms), awards of a different type and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator and/or (iii) the exercise price of an outstanding award is increased or reduced, to prescribe rules and regulations pertaining to the 2008 Plan, including establishing sub-plans for the purposes of satisfying applicable foreign laws, and to construe and interpret the 2008 Plan and awards granted thereunder.

        Stock options. Stock options were permitted to be granted under our 2008 Plan prior to the plan's termination. The exercise price per share of all options granted under our 2008 Plan was required to equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option could not exceed ten years. An incentive stock option held by an employee who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, could not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator determines the methods of payment of the exercise price of an option, which may include cash, shares, promissory notes, to the extent permitted by applicable law, or certain other property or other consideration acceptable to the administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within thirty days of termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable, to the extent vested as of such date of termination, for six months or such longer period of time as stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term.

        Restricted stock. Restricted stock was permitted to be granted under our 2008 Plan prior to its termination. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Recipients of restricted stock awards will generally have rights equivalent to those of a stockholder with respect to such shares upon grant without regard to vesting.

        Restricted stock units. Restricted stock units were permitted to be granted under our 2008 Plan prior to its termination. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

        Transferability of awards. Unless the administrator provides otherwise, our 2008 Plan generally does not allow for the transfer of awards and only the recipient of an option may exercise such an award during his or her lifetime.

        Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2008 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2008 Plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all unexercised awards will terminate immediately prior to the consummation of such proposed transaction.

        Merger or change in control. Our 2008 Plan provides that in the event of a merger or change in control, as defined therein, each outstanding award will be treated as the administrator determines, without a participant's consent, including, without limitation, that each award be assumed or substituted for an equivalent award. For awards granted pursuant to our 2008 Plan prior to April 1, 2013, in the event that awards are not assumed or substituted for, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will fully vest and become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. For awards granted pursuant to the 2008 Plan on or after April 1, 2013, in the event that awards are not assumed or substituted for, all restrictions on an additional 25% of the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to an additional 25% of the shares subject to such award will be deemed achieved at 100% of target levels and an additional 25% of the shares subject to such award will fully vest and become fully exercisable, if applicable, for a specified period prior to the transaction. In no event will the vesting of an award accelerate as to more than 100% of the award. The award will then terminate upon the expiration of the specified period of time.

        Each option issued under our 2008 Plan is also subject to an option agreement that provides for the following accelerated vesting in connection with a change in control, as defined in the 2008 Plan: (i) if the optionee has continuously been our employee for one year or more as of the date of the change in control, the shares subject to the option that would normally vest in the final 12 months of the option's vesting term will immediately vest upon the change in control and the remaining unvested portion of the option will continue to vest in accordance with the original vesting schedule; (ii) if the optionee has continuously been our employee for less than one year as of the change of control, then the shares subject to the option that would normally vest in the final 12 months of the option's vesting term will vest on the one year anniversary of the optionee's commencement as our employee; and (iii) if, within 12 months following the change in control, the optionee's status as a service provider is terminated by us or a successor corporation without cause, as defined in the option agreement, or the optionee voluntarily resigns for good reason, as defined in the option agreement, then an additional number of shares subject to the option that would normally vest (without taking into account any accelerated vesting under clause (ii), above) over the 12 month period following such termination will immediately vest.

        Each restricted stock unit award issued under our 2008 Plan is also subject to a restricted stock unit award agreement that provides for the following accelerated vesting in connection with a change in control, as defined in the 2008 Plan: (i) if the restricted stock unit holder has continuously been our employee for one year or more as of the date of the change in control, the restricted stock units that would normally vest in the final 12 months of the restricted stock unit award's vesting term will immediately vest upon the change in control and the remaining unvested portion of the restricted stock unit award will continue to vest in accordance with the original vesting schedule; (ii) if the restricted stock unit award holder has continuously been our employee for less than one year as of the change in control, then the shares subject to the restricted stock unit award that would normally vest in the final 12 months of the restricted stock unit award's vesting term will vest on the one year anniversary of the restricted stock unit award holder's commencement as our employee; and (iii) if, within 12 months following the change in control, the restricted stock unit award holder's status as a service provider is terminated by us or a successor corporation without cause, as defined in the restricted stock unit award agreement, or the restricted stock unit award holder voluntarily resigns for good reason, as defined in the restricted stock unit award agreement, then an additional number of restricted stock units subject to the restricted stock unit award agreement that would normally vest (without taking into account any accelerated vesting under clause (ii), above) over the 12 month period following such termination will immediately vest.

        Amendment, termination. Our board of directors may amend our 2008 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the award holder's written consent. As noted above, upon the completion of this offering, the 2008 Plan was terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2013 Employee Stock Purchase Plan

        In August 2013, our board of directors adopted and our stockholders approved a 2013 Employee Stock Purchase Plan, or ESPP. The ESPP became effective upon its adoption by our board of directors.

        The ESPP includes a component that is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, or the 423 Component, and a component that does not comply with Section 423, or the Non-423 Component. For purposes of this disclosure, a reference to the "ESPP" will mean the 423 Component. Unless determined otherwise by the administrator, each of our non-U.S. subsidiaries will participate in a separate offering under the Non-423 Component.

        Authorized shares. A total of 1,000,000 shares of our common stock are available for sale under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning in fiscal 2014, equal to the lesser of:

  •
  2% of the outstanding shares of our common stock on the first day of such fiscal year;

  •
  1,500,000 shares; or

  •
  such other amount as may be determined by our board of directors.

        On January 1, 2014, 656,519 shares of common stock automatically were added to the share reserve under the ESPP pursuant to pursuant to this automatic annual increase provision under the ESPP.

        Plan administration. Our board of directors or a committee appointed by our board of directors will administer the ESPP. Our board of directors has appointed our compensation committee to administer the ESPP. The administrator has authority to administer the plan, including but not limited to, full and exclusive authority to interpret the terms of the ESPP, determine eligibility to participate subject to the conditions of our ESPP as described below, and to establish procedures for plan administration necessary for the administration of the Plan, including creating sub-plans.

        Eligibility. Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the ESPP if such employee:

  •
  immediately after the grant would own stock constituting 5% or more of the total combined voting power or value of all classes of our capital stock; or

  •
  holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which the option is outstanding.

        Offering periods. Our ESPP is intended to qualify under Section 423 of the Code, and provides for offering periods of approximately six months. The offering periods generally start on the first trading day on or after June 1 and December 1 of each year and end on the first trading day on or before May 31 and November 30 approximately six months later, except that the first offering period commenced on the first trading day following the effective date of our initial public offering and will end on the first trading day on or before May 31, 2014. The administrator may, in its discretion, modify the terms of future offering periods.

        Payroll deductions. Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's base straight time gross earnings, overtime and shift premium, but exclusive of payments for incentive compensation, commissions, equity compensation, bonuses and other similar compensation. A participant may purchase a maximum of 3,000 shares during an offering period.

        Exercise of option. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each offering period of approximately six-months. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Subject to any policies we may adopt, participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

        Non-transferability. A participant may not transfer rights granted under our ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

        Merger or change in control. In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant's option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

        Amendment, termination. Our ESPP will automatically terminate in 2033, unless we terminate it sooner. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Executive Incentive Compensation Plan

        The Bonus Plan was adopted by our board of directors in August 2013. The Bonus Plan allows our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee, provided that our board of directors will make any determinations under the Bonus Plan relating to our Chief Executive Officer's participation in the Bonus Plan.

        Under the Bonus Plan, our compensation committee (or our board of directors with respect to our Chief Executive Officer) determines the performance goals applicable to any award, which goals may include, without limitation: attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, business unit or division, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization, earnings before taxes, earnings before interest, taxes, depreciation, amortization and stock-based compensation, and net earnings), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, inventory turns, inventory levels, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with U.S. generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors the compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit, segment or company-wide basis. Any criteria used may be measured on such basis as the compensation committee determines, including but not limited to, as applicable, (i) in absolute terms, (ii) in combination with another performance goal or goals (for example, but not by way of limitation, as a ratio or matrix), (iii) in relative terms (including, but not limited to, results for other periods, passage of time and/or against another company or companies or an index or indices), (iv) on a per-share basis, (v) against our performance as a whole or a segment and/or (vi) on a pre-tax or after-tax basis. The performance goals may differ from participant to participant and from award to award. The board of directors will determine the performance goals applicable to any award granted to our Chief Executive Officer, which goals may include, without limitation, any goal listed above.

        Our compensation committee (or our board of directors with respect to awards to our Chief Executive Officer) may, in its sole discretion and at any time, increase, reduce or eliminate a participant's actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant's target award, in the compensation committee's or board of director's discretion, as applicable. Our compensation committee, or our board of directors with respect to awards to our Chief Executive Officer, may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

        Actual awards are paid in cash or in cash equivalents only after they are earned, which generally requires continued employment through the date a bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

        Our board of directors and/or (other than with respect to our Chief Executive Officer) our compensation committee has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants' interests in their deferrals vest pursuant to a top-heavy 6 year graded vesting schedule from the time of contribution. In 2013, we made no matching contributions into the 401(k) plan. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

        In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, executive officers and certain key employees. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below transactions, and series of related transactions, since January 1, 2011, to which we were or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or their immediate family members, had or will have a direct or indirect material interest.

        Other than as described below, there has not been, nor is there any currently proposed, transaction or series of related transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the headings "Management—Director Compensation Table" and "Executive Compensation."

Equity Financings

Series C Preferred Stock Transaction

        In March 2011, we sold an aggregate of 1,116,030 shares of our Series C preferred stock at a purchase price per share of $5.869, for an aggregate purchase price of approximately $6.6 million. The following table summarizes purchases of our Series C preferred stock by persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C Preferred Stock	Total Purchase Price ($)
Entities affiliated with Northgate Capital	425,966	2,499,994
MDV IX, L.P., as nominee for MDV IX, L.P. AND MDV ENF IX, L.P.	340,773	1,999,997
Labrador Ventures V-B, L.P.	221,502	1,299,995
Nokia Growth Partners II, L.P.	119,270	699,996

Series C-1 Preferred Stock Transaction

        From April 2012 to June 2012, we sold an aggregate of 2,932,675 shares of our Series C-1 preferred stock at a purchase price per share of $11.7640, for an aggregate purchase price of approximately $34.5 million. The following table summarizes purchases of our Series C-1 preferred stock by persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C-1 Preferred Stock	Total Purchase Price ($)
Entities affiliated with Northgate Capital	1,275,076	14,999,994
MDV IX, L.P., as nominee for MDV IX, L.P. AND MDV ENF IX, L.P.	255,015	2,999,996
Nokia Growth Partners II, L.P.	170,010	1,999,998

Investors' Rights Agreement

        We are party to an investors' rights agreement which provides that certain holders of our common stock and convertible preferred stock, including our CEO, President and each of the holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Indemnification Agreements

        We have entered into indemnification agreements with each of our current directors, executive officers and certain key employees. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Executive Compensation—Limitation on Liability and Indemnification Matters."

Policies and Procedures for Related Party Transactions

        We have adopted a formal written policy providing that our audit committee will be responsible for reviewing "related party transactions," which are transactions (i) in which we are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $120,000, or such lower threshold as the audit committee may determine and (iii) in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, nominee for director, executive officer, or greater than 5% beneficial owner of our common stock and their immediate family members. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee. All of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

        The Audit Committee also considered our transactions with Razorfish Inc., or Razorfish, an advertising agency, because Mr. Kokich, one of our directors, was an employee of Razorfish from 1999 to 2009 and chairman from 2009 to September 2013. We have entered into commercial dealings with Razorfish or its affiliates that we consider arms-length on terms that are consistent with similar transactions with our other similarly situated advertising agencies. We entered into these commercial dealings in the ordinary course of our business. Our relationship with Razorfish commenced prior to the date on which Mr. Kokich became a member of our board of directors. Our board of directors determined that Mr. Kokich did not have a direct or indirect material interest in any such commercial dealings. Mr. Kokich was not in a control relationship with respect to Razorfish, he had no influence or involvement in the negotiations of any transactions and held no ownership interest in Razorfish. His role as chairman for Razorfish was a non-executive role, and did not meet the definition of executive officer for the purpose of considering these transactions under the applicable standards.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2013 for:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our current directors and executive officers as a group;

  •
  each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock; and

  •
  all selling stockholders.

        We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

        Applicable percentage ownership prior to this offering is based on 33,048,740 shares of common stock outstanding as of December 31, 2013. For purposes of the applicable percentage of ownership after this offering, we have assumed that 35,048,740 shares of common stock will be outstanding upon the completion of this offering based on (i) 33,048,740 shares of common stock outstanding as of December 31, 2013 and (ii) the issuance of 2,000,000 shares of common stock to be sold by us in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of December 31, 2013. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

        Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Rocket Fuel Inc., 350 Marine Parkway, Marina Park Center, Redwood City, CA 94065.

				Beneficial Ownership After this Offering (Assuming No Exercise of Option to Purchase Additional Shares)			Beneficial Ownership After this Offering (Assuming Full Exercise of Option to Purchase Additional Shares)
			Shares Being Offered (Assuming No Exercise of Option to Purchase Additional Shares)			Shares Being Offered (Assuming Full Exercise of Option to Purchase Additional Shares)
	Beneficial Ownership Prior to this Offering
Name of Beneficial Owner+	Number	Percent		Number	Percent		Number	Percent
Directors and Executive Officers:
George H. John(1)	3,602,301	10.6%	307,877	3,294,424	9.1%	307,877	3,294,424	9.1%
Richard Frankel(2)	3,009,917	8.9%	254,323	2,755,594	7.7%	254,323	2,755,594	7.7%
Abhinav Gupta(3)	1,289,167	3.9%	186,855	1,102,312	3.1%	186,855	1,102,312	3.1%
Susan L. Bostrom(4)	85,000	*	—	85,000	*	—	85,000	*
Ronald E. F. Codd(5)	100,000	*	—	100,000	*	—	100,000	*
William Ericson(6)	10,952,731	33.1%	1,656,776	9,295,955	26.5%	2,200,000	8,752,731	25.0%
John Gardner(7)	2,695,208	8.2%	407,693	2,287,515	6.5%	614,469	2,080,739	5.9%
Clark Kokich(8)	100,000	*	—	100,000	*	—	100,000	*
Monte Zweben(9)	138,866	*	12,996	125,870	*	12,996	125,870	*
All current directors and executive officers as a group (11 persons)(10)	22,403,190	62.2%	2,853,135	19,550,055	51.4%	3,603,135	18,800,055	49.5%
Other 5% Stockholders:
MDV IX, L.P., as nominee for MDV IX, L.P. and MDV ENF IX, L.P.(11)	10,952,731	33.1%	1,656,776	9,295,955	26.5%	2,200,000	8,752,731	25.0%
Nokia Growth Partners II, L.P.(12)	2,695,208	8.2%	407,693	2,287,515	6.5%	614,469	2,080,739	5.9%
Entities affiliated with Northgate Capital(13)	2,061,931	6.2%	—	2,061,931	5.9%	—	2,061,931	5.9%
Other Selling Stockholders:
Calton V. Chan(14)	345,000	1.0%	24,229	320,771	*	24,229	320,771	*
Peter Bardwick(15)	300,000	*	17,500	282,500	*	17,500	282,500	*
Jarvis C. Mak(16)	158,667	*	9,732	148,935	*	9,732	148,935	*
Nikolai Rochnik(17)	158,000	*	10,300	147,700	*	10,300	147,700	*
Eric L. Porres(18)	157,905	*	6,500	151,405	*	6,500	151,405	*
Eshwar Belani(19)	130,500	*	11,304	119,196	*	11,304	119,196	*
Dominic Trigg(20)	130,000	*	9,115	120,885	*	9,115	120,885	*
Mark Torrance	107,931	*	16,326	91,605	*	16,326	91,605	*
JoAnn Covington(21)	105,000	*	3,541	101,459	*	3,541	101,459	*
Douglas S. Miller(22)	103,000	*	7,449	95,551	*	7,449	95,551	*
Paul F. Wenz(23)	91,000	*	7,500	83,500	*	7,500	83,500	*
Derek Sidebottom(24)	90,000	*	2,625	87,375	*	2,625	87,375	*
Abhijit Pol(25)	86,500	*	6,600	79,900	*	6,600	79,900	*
Chendong Zou(26)	83,500	*	4,700	78,800	*	4,700	78,800	*
Angela More(27)	80,000	*	4,458	75,542	*	4,458	75,542	*
Michael Benisch(28)	65,000	*	2,800	62,200	*	2,800	62,200	*
Sue Yoon(29)	55,000	*	1,604	53,396	*	1,604	53,396	*
All Other Selling Stockholders (8 persons)(30)	316,054	*	27,197	288,857	*	27,197	288,857	*

*
Represents beneficial ownership of less than one percent (1%).
+
Options to purchase shares of our capital stock included in this table are generally early exercisable. To the extent any shares issued upon the early exercise of an option remain unvested as of a given date, such shares will remain subject to a right of repurchase held by us.
(1)
Consists of (i) 2,559,801 shares held of record by Mr. John and (ii) 1,042,500 shares issuable pursuant to outstanding stock options exercisable within 60 days of December 31, 2013, of which 466,875 shares were fully vested as of such date.
(2)
Consists of (i) 1,956,667 shares held of record by Mr. Frankel, (ii) 150,000 shares held of record by Mr. Frankel as Trustee of the Richard A. Frankel Grantor Retained Annuity Trust U/T/A May 20, 2013, (iii) 150,000 shares held of record by Martha Conway, Mr. Frankel's wife, as Trustee of the Martha M. Conway Grantor Retained Annuity Trust U/T/A May 20, 2013, or the Conway Trust and (iv) 753,250 shares issuable pursuant to outstanding stock options exercisable within 60 days of December 31, 2013, of which 338,417 shares were fully vested as of such date. By virtue of the relationships described in this footnote, Mr. Frankel may be deemed to share voting and dispositive power with respect to the shares held by the Conway Trust.

(3)
Consists of (i) 171,667 shares held of record by Mr. Gupta, (ii) 600,000 shares held of record by Mr. Gupta as Trustee of the Gupta Family GRAT 2 June 2013 and (iii) 517,500 shares issuable pursuant to outstanding stock options exercisable within 60 days of December 31, 2013, of which 232,500 shares were fully vested as of such date.
(4)
Consists of 85,000 shares issuable pursuant to an outstanding stock option exercisable by Ms. Bostrom within 60 days of December 31, 2013, of which 21,250 shares were fully vested as of such date.
(5)
These shares were issued upon early exercise of a stock option. As of 60 days following December 31, 2013, 50,000 of these shares remain subject to further vesting. We have a right to repurchase any unvested shares at the original exercise price if Mr. Codd ceases to provide services to us prior to the date on which all such shares have vested.
(6)
Consists of the shares held by MDV (as defined below) as disclosed in footnote (11) below. Mr. Ericson is a Managing Director of Ninth MDV Partners, L.L.C. and, as such, may be deemed to share voting and investment power with respect to all shares held by MDV.
(7)
Consists of the shares held by Nokia (as defined below) as disclosed in footnote (12) below. Mr. Gardner is a Managing Member of N.G. Partners II, L.L.C. and, as such, may be deemed to share voting and investment power with respect to all shares held by Nokia.
(8)
These shares were issued upon early exercise of a stock option. As of 60 days following December 31, 2013, 31,250 of these shares remain subject to further vesting. We have a right to repurchase any unvested shares at the original exercise price if Mr. Kokich ceases to provide services to us prior to the date on which all such shares have vested.
(9)
Consists of 138,866 shares issuable pursuant to an outstanding stock option exercisable by Mr. Zweben within 60 days of December 31, 2013, of which 134,588 shares were fully vested as of such date.
(10)
Consists of (i) 19,436,074 shares beneficially owned by our current directors and officers, 81,250 of which may be repurchased by us at the original exercise price within 60 days of December 31, 2013 and (ii) 2,967,116 shares issuable pursuant to outstanding stock options exercisable within 60 days of December 31, 2013, of which 1,476,056 shares were fully vested as of such date.
(11)
Consists of 10,952,731 shares held of record by MDV IX, L.P. as nominee for MDV IX, L.P. and MDV ENF IX, L.P., or MDV. Ninth MDV Partners, L.L.C. is the General Partner of MDV. William Ericson and Jon Feiber, the Managing Directors of Ninth MDV Partners, L.L.C., may be deemed to share voting and investment power with respect to the shares held of record by MDV. The address for this entity is 3000 Sand Hill Road, Bldg. 3, Suite 290, Menlo Park, CA 94025, Attention: William Ericson.
(12)
Consists of 2,695,208 shares held of record by Nokia Growth Partners II, L.P., or Nokia. N.G. Partners II, LLC is the General Partner of Nokia. John Gardner and Paul Asel, the Managing Members of N.G. Partners II, LLC, may be deemed to share voting and investment power with respect to the shares held of record by Nokia. The address for this entity is 425 Broadway St., Redwood City, CA 94063, Attention: John Gardner.
(13)
Consists of (i) 908,261 shares held of record by NCD Investors, a Delaware Multiple Series LLC, (ii) 850,051 shares held of record by NCD Partners VII, L.P. and (iii) 303,619 shares held of record by NCD SWIB Opportunities, L.P., or the Northgate Entities. Redstone Management, LLC is the Managing Member of NCD Investors, a Delaware Multiple Series LLC, NCD Management VII, L.L.C. is the General Partner of NCD Partners VII, L.P. and NCD SWIB Management, LLC is the General Partner of NCD SWIB Opportunities, L.P. Brent Jones, Mark Harris, Jared Stone, Thomas Vardell and Hosein Khajeh-Hosseiny, the Managing Members of each of Redstone Management, LLC, NCD Management VII, L.L.C. and NCD SWIB Management, LLC, may be deemed to share voting and investment power with respect to the shares held of record by the Northgate Entities. The address for these entities is 649 San Ramon Valley Boulevard, Danville, CA 94526, Attention: Brent Jones.
(14)
Consists of 345,000 shares issuable pursuant to outstanding stock options exercisable by Mr. Chan within 60 days of December 31, 2013, of which 246,250 shares were fully vested as of such date.
(15)
Consists of 300,000 shares issuable pursuant to outstanding stock options exercisable by Mr. Bardwick within 60 days of December 31, 2013, of which 181,250 shares were fully vested as of such date.
(16)
Consists of (i) 98,667 shares held of record by Mr. Mak issued upon early exercise of a stock option, 1,063 of which remain subject to further vesting as of 60 days following December 31, 2013 and (ii) 60,000 shares issuable pursuant to an outstanding stock option exercisable within 60 days of December 31, 2013, of which 15,000 shares were fully vested as of such date. We have a right to repurchase any unvested shares at the original exercise price if Mr. Mak ceases to provide services to us prior to the date on which all such shares have vested.
(17)
Consists of (i) 66,000 shares held of record by Mr. Rochnik and (ii) 92,000 shares issuable pursuant to outstanding stock options exercisable within 60 days of December 31, 2013, of which 38,333 shares were fully vested as of such date.
(18)
Consists of 157,905 shares issuable pursuant to outstanding stock options exercisable by Mr. Porres within 60 days of December 31, 2013, of which 76,826 shares were fully vested as of such date.
(19)
Consists of (i) 50,000 shares held of record by Mr. Belani and (ii) 80,500 shares issuable pursuant to outstanding stock options exercisable within 60 days of December 31, 2013, of which 64,979 shares were fully vested as of such date.
(20)
Consists of 130,000 shares issuable pursuant to outstanding stock options exercisable by Mr. Trigg within 60 days of December 31, 2013, of which 101,354 shares were fully vested as of such date.
(21)
Consists of 105,000 shares issuable pursuant to outstanding stock options exercisable by Ms. Covington within 60 days of December 31, 2013, of which 40,833 shares were fully vested as of such date.
(22)
Consists of 103,000 shares issuable pursuant to outstanding stock options exercisable by Mr. Miller within 60 days of December 31, 2013, of which 81,500 shares were fully vested as of such date.

(23)
Consists of 91,000 shares issuable pursuant to outstanding stock options exercisable by Mr. Wenz within 60 days of December 31, 2013, of which 75,000 shares were fully vested as of such date.
(24)
Consists of 90,000 shares issuable pursuant to outstanding stock options exercisable by Mr. Sidebottom within 60 days of December 31, 2013, of which 28,125 shares were fully vested as of such date.
(25)
Consists of (i) 55,000 shares held of record by Mr. Pol and (ii) 31,500 shares issuable pursuant to outstanding stock options exercisable within 60 days of December 31, 2013, of which 12,605 shares were fully vested as of such date.
(26)
Consists of (i) 65,000 shares held of record by Mr. Zou issued upon early exercise of a stock option, 14,896 of which remain subject to further vesting as of 60 days following December 31, 2013 and (ii) 18,500 shares issuable pursuant to an outstanding stock option exercisable within 60 days of December 31, 2013, of which no shares were fully vested as of such date. We have a right to repurchase any unvested shares at the original exercise price if Mr. Zou ceases to provide services to us prior to the date on which all such shares have vested.
(27)
Consists of 80,000 shares issuable pursuant to outstanding stock options exercisable by Ms. More within 60 days of December 31, 2013, of which 46,042 shares were fully vested as of such date.
(28)
Consists of 65,000 shares issuable pursuant to outstanding stock options exercisable by Mr. Benisch within 60 days of December 31, 2013, of which 33,021 shares were fully vested as of such date.
(29)
Consists of 55,000 shares issuable pursuant to outstanding stock options exercisable by Ms. Yoon within 60 days of December 31, 2013, of which 18,333 shares were fully vested as of such date.
(30)
Consists of shares held by eight selling stockholders not listed above who, as a group, own less than 1% of the outstanding common stock prior to this offering. Of these selling stockholders, six are current employees of our company.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they are currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

        Our authorized capital stock consists of 1,100,000,000 shares, with a par value of $0.001 per share, of which:

  •
  1,000,000,000 shares are designated as common stock; and

  •
  100,000,000 shares are designated as preferred stock.

        As of September 30, 2013, we had outstanding 33,030,532 shares of common stock, held by 185 stockholders of record. In addition, as of September 30, 2013, we had outstanding options to acquire 7,382,317 shares of our common stock and 51,382 shares subject to restricted stock units.

Common Stock

        The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled "Dividend Policy." Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

        No shares of preferred stock are outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time up to 100,000,000 shares of preferred stock in one or more series. Our board of directors may designate the powers, designations, preferences, and relative participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Registration Rights

        Following the completion of this offering, the holders of an aggregate of 22,725,962 shares of our common stock or their permitted transferees are entitled to certain rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors' rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, subject to certain exceptions. In any registration made pursuant to such investors' rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us, and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

        The registration rights terminate three years following the completion of our initial public offering or, with respect to any particular stockholder, at such time that the stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

        Following the completion of this offering, the holders of an aggregate of 22,483,662 shares of our common stock, or their permitted transferees, are entitled to certain demand registration rights. Under the terms of the investors' rights agreement, we will be required, upon the written request at any time more than 180 days after the completion of our initial public offering of holders of at least 50% of the shares that are entitled to registration rights under the investors' rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors' rights agreement. Such request for registration must cover a number of shares with an anticipated aggregate offering price of $10,000,000 (exclusive of underwriters' discounts and commissions). We will not be required to effect a demand registration during the period beginning 90 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of our securities.

Piggyback Registration Rights

        Following the completion of this offering, the holders of an aggregate of 22,725,962 shares of our common stock or their permitted transferees are entitled to certain piggyback registration rights. If we register any of our securities for our own account, after the completion of our initial public offering, the holders of these shares are entitled to include their shares in the registration. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors' rights agreement.

Form S-3 Registration Rights

        Following the completion of this offering, the holders of an aggregate of 22,620,965 shares of our common stock or their permitted transferees are also entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon their written request, to have such shares registered by us if the proposed aggregate offering price of such shares is at least $1,000,000, subject to exceptions set forth in the investors' rights agreement.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Our amended and restated certificate of incorporation and amended and restated bylaws, as currently in effect, contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

        As discussed above under "—Preferred Stock," our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

        Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

        In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president (in the absence of a chief executive officer), or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification

        Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-takeover Statute

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent's address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (877) 373-6374.

Exchange Listing

        Our common stock is listed on the NASDAQ Global Select Market under the symbol "FUEL".

 SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

        Upon the completion of this offering, a total of 35,030,532 shares of common stock will be outstanding assuming the issuance of 222,748 shares of common stock upon the exercise of vested stock options by certain selling stockholders, as of immediately prior to the completion of the offering. All 2,000,000 shares of common stock sold in this offering by us, any shares sold by the selling stockholders, as well as shares sold in our initial public offering will be freely tradable in the public market without restriction or further registration under the Securities Act of 1933, or the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining 25,430,532 shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

        As a result of the lock-up agreements described below and certain transfer restrictions under our insider trading policy, these shares will be available for sale in the public market at various times as follows, subject to the provisions of Rules 144 and 701 under the Securities Act:

  •
  8,767,046 shares will be eligible for sale on March 19, 2014 in the public market upon the expiration of lock-up agreements entered into in connection with our initial public offering; and

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  16,663,486 shares will be eligible for sale upon the expiration of the restrictions described below.

        In addition, the representatives of the underwriters have agreed to release approximately 110,000 shares held by our employees, excluding our officers and directors, for sale in the public market on the third business day after we announce our financial results for the three months ended December 31, 2013.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 350,305 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Lock-Up Agreements

        In connection with our initial public offering, we, the selling stockholders, all of our directors and officers and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to the initial public offering agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., on behalf of the underwriters, we and they will not, during the period ending March 18, 2014:

  •
  offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock, capital stock, or any securities convertible into or exchangeable or exercisable for shares of common stock or other capital stock;

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  make any demand for or exercise any right with respect to the registration of any shares of common stock or other such securities; or

  •
  enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition. This agreement is subject to certain exceptions. See "Underwriting" for additional information. The representatives of the underwriters intend to release the lock-up restrictions with respect to 3,000,000 shares to be sold by the selling stockholders in this offering, which include certain of our employees, officers and directors or their affiliated entities. In addition, the representatives of the underwriters have agreed to release approximately 110,000 shares held by our employees, excluding our officers and directors, for sale in the public market on the third business day after we announce our financial results for the three months ended December 31, 2013.

        In addition, we, our executive officers and directors and the selling stockholders, will not be able to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 90 days from the date of this prospectus, as described in further detail in the section entitled "Underwriters."

Rule 10b5-1 Trading Plans

        Following the completion of this offering, certain of our executive officers and directors may adopt written plans, known as "Rule 10b5-1 trading plans," under which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments.

Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the executive officer or director when entering into the plan, without further direction from such officer or director. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such executive officer or director.

Registration Rights

        Upon the completion of this offering, the holders of 22,725,962 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See "Description of Capital Stock—Registration Rights" for additional information.

Registration Statements on Form S-8

        We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our equity incentive plans as of September 19, 2013. Shares covered by this registration statement are eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares. We plan to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our equity incentive plans pursuant to automatic increases under such plans following this offering.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, or the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

        This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, the potential application of Medicare contribution tax or any tax considerations under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

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  persons subject to the alternative minimum tax;

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  tax-exempt organizations;

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  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

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  dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

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  certain former citizens or long-term residents of the United States;

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  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

  •
  persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships, should consult their tax advisors.

        You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

  •
  a partnership or entity classified as a partnership for U.S. federal-tax purposes;

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  an individual citizen or resident of the United States (for tax purposes);

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  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

        We have not made any distributions on our common stock and do not intend to do so in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. See "—Gain on Disposition of Common Stock."

        Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other applicable version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable version of IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the U.S.) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

        Subject to the discussion below regarding foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

  •
  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

        If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above may also be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

        Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or other applicable version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

        Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund, or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

        A U.S. federal withholding tax of 30% may apply to dividends on, and the gross proceeds of a disposition of, our common stock, paid to a "foreign financial institution" (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% may also generally apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity (or certifying that it does not have any "substantial U.S. owners"). The withholding provisions described above generally will apply to dividends paid on our common stock after June 30, 2014, and to the gross proceeds from the sale or other disposition of our common stock after December 31, 2016. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these foreign account rules on their investment in our common stock.

        Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2014, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Needham & Company, LLC
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
BMO Capital Markets Corp.

Total	5,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        Certain of the selling stockholders have granted to the underwriters a 30-day option to purchase from certain selling stockholders up to 750,000 additional shares at the public offering price less the underwriting discounts and commissions.

        The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $            per share. After the public offering, the representatives may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

        We have agreed to reimburse the underwriters for all expenses and fees related to the review by the Financial Industry Regulatory Authority up to $20,000.

        We have agreed that we will not (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in, or (v) directly or indirectly, or file with the SEC a registration statement under the Securities Act, other than a registration statement on Form S-8, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to take any such action, without the prior written consent of the representatives for a period ending 90 days after the effective date of this public offering, subject to certain customary exceptions.

        Our executive officers and directors and the selling stockholders will not be able to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus, subject to certain customary exceptions.

        In connection with our initial public offering, we, all of our directors and executive officers and substantially all of our stockholders agreed, subject to certain customary exceptions, not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 180 days from the date of our initial public offering. The representatives of the underwriters intend to release the lock-up restrictions with respect to 3,000,000 shares to be sold by the selling stockholders in this offering, which include certain of our employees, officers and directors or their affiliated entities. In addition, the representatives of the underwriters have agreed to release approximately 110,000 shares held by our employees, excluding our officers and directors, for sale in the public market on the third business day after we announce our financial results for the three months ended December 31, 2013.

        We and the selling stockholders have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our common stock is listed on the NASDAQ Global Select Market, under the symbol "FUEL".

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        All of the underwriters in this offering were underwriters in our initial public offering except Goldman, Sachs & Co.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our common stock offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in such Relevant Member State, or the Relevant Implementation Date, shares of our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common stock may be made to the public in that Relevant Member State at any time:

        (a)   to any legal entity that is a qualified investor as defined in the Prospectus Directive;

        (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

        (c)   in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of common stock to the public" in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

        In addition, each underwriter:

        (a)   has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

        (b)   has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. Our common stock shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our common stock shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

Notice to Prospective Investors in Germany

        Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, or the Act) of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Prospective Investors in the Netherlands

        Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, Professional Investors), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

Notice to Prospective Investors in Switzerland

        Our common stock shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, us or our common stock shares have been or will be filed with or approved by any Swiss regulatory authority. In particular this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our common stock shares.

Notice to Prospective Investors in Japan

        The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Hong Kong

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Singapore

        This prospectus or any other offering material relating to the offering of our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and our common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

 LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us and the selling stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Fenwick & West LLP, Mountain View, California, is acting as counsel to the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an equity interest in us representing less than 0.2% of our outstanding common stock as of September 30, 2013.

EXPERTS

        The consolidated financial statements of Rocket Fuel Inc. as of December 31, 2011 and 2012 and for each of the two years in the period ended December 31, 2012, appearing in this prospectus and registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1(800) SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. We also maintain a website at www.rocketfuel.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ROCKET FUEL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rocket Fuel Inc.
Redwood City, California

        We have audited the accompanying consolidated balance sheets of Rocket Fuel Inc. and subsidiary (the "Company") as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
May 23, 2013
(July 2, 2013 as to the effects of the restatement discussed in Note 15)

Rocket Fuel Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
			September 30, 2013
	2011	2012
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$5,071	$14,896	$125,282
Accounts receivable, net	16,489	47,333	67,984
Deferred tax assets	124	334	334
Prepaid expenses and other current assets	465	1,215	2,159

Total current assets	22,149	63,778	195,759

Property, equipment and software, net	4,941	10,939	20,941
Other assets	68	472	1,165

Total assets	$27,158	$75,189	$217,865

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$6,988	$17,482	$34,088
Accrued and other current liabilities	1,787	6,186	15,707
Deferred revenue	—	187	451
Current portion of line of credit	—	—	11,853
Current portion of long-term debt	412	1,988	4,375

Total current liabilities	9,187	25,843	66,474

Line of credit—Less current portion	3,853	1,853	—
Long-term debt—Less current portion	114	3,125	10,625
Deferred rent—Less current portion	59	430	482
Deferred tax liabilities	124	334	334
Convertible preferred stock warrant liability	433	2,741	—

Total liabilities	13,770	34,326	77,915

Commitments and contingencies (Note 11)
Stockholders' Equity
Convertible preferred stock, Series A, $0.001 par value—10,884,902 authorized as of December 31, 2011, and 2012, respectively; 10,618,372 issued and outstanding as of December 31, 2011, and 2012, respectively	9,788	9,788	—
Convertible preferred stock, Series B, $0.001 par value—4,811,855 authorized as of December 31, 2011, and 2012, respectively; 4,811,855 issued and outstanding as of December 31, 2011, and 2012, respectively	9,935	9,935	—
Convertible preferred stock, Series C, $0.001 par value—1,250,000 authorized as of December 31, 2011 and 1,116,030 authorized as of December 31, 2012; 1,116,030 issued and outstanding as of December 31, 2011, and 2012, respectively	6,501	6,501	—
Convertible preferred stock, Series C-1, $0.001 par value—2,975,228 authorized as of December 31, 2011, and 2012, respectively; 2,932,675 issued and outstanding as of December 31, 2011, and 2012, respectively	—	34,393	—
Common stock, $0.001 par value—28,250,000, 35,850,100 and 1,000,000,000 authorized as of December 31, 2011 and 2012 and September 30, 2013, respectively; 7,927,771, 8,680,041 and 32,807,784 issued and outstanding as of December 31, 2011, and 2012 and September 30, 2013, respectively	7	8	33
Additional paid-in capital	364	3,865	182,332
Accumulated other comprehensive loss	(7)	(84)	(101)
Accumulated deficit	(13,200)	(23,543)	(42,314)

Total stockholders' equity	13,388	40,863	139,950

Total liabilities and stockholders' equity	$27,158	$75,189	$217,865

See notes to consolidated financial statements.

Rocket Fuel Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except loss per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Revenue	$44,652	$106,589	$66,494	$155,039
Cost of revenue	27,300	60,011	36,988	81,529

Gross profit	17,352	46,578	29,506	73,510

Operating expenses:
Research and development	1,545	4,876	2,604	10,587
Sales and marketing	17,256	41,069	25,893	56,293
General and administrative	2,336	8,403	4,245	19,671

Total operating expenses	21,137	54,348	32,742	86,551

Loss from operations	(3,785)	(7,770)	(3,236)	(13,041)
Other expense, net:
Interest expense	(250)	(316)	(233)	(604)
Other income (expense)—net	33	135	157	(213)
Change in fair value of convertible preferred stock warrant liability	(295)	(2,308)	(1,093)	(4,740)

Other expense, net	(512)	(2,489)	(1,169)	(5,557)
Loss before income taxes	(4,297)	(10,259)	(4,405)	(18,598)
Provision for income taxes	(28)	(84)	(67)	(173)

Net loss	$(4,325)	$(10,343)	$(4,472)	$(18,771)

Basic and diluted net loss per share attributable to common stockholders	$(0.57)	$(1.29)	$(0.56)	$(2.01)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	7,600	8,024	7,971	9,346

See notes to consolidated financial statements.

Rocket Fuel Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Net loss	$(4,325)	$(10,343)	$(4,472)	$(18,771)
Other comprehensive loss:
Foreign currency translation adjustments	(6)	(77)	(36)	(17)

Comprehensive loss	$(4,331)	$(10,420)	$(4,508)	$(18,788)

See notes to consolidated financial statements.

Rocket Fuel Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012 AND THE NINE MONTHS
ENDED SEPTEMBER 30, 2013 (UNAUDITED)
(In thousands, except share data)

	Convertible Preferred Stock
			Common Stock			Accumulated Other Comprehensive Loss
					Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2011	15,430,227	$19,723	7,525,852	$7	$128	$(1)	$(8,875)	$10,982
Issuance of Series C convertible preferred stock at $5.869 per share, net of issuance costs of $49	1,116,030	6,501	—	—	—	—	—	6,501
Issuance of common stock upon exercises of employee stock options, net of repurchases	—	—	333,104	—	72	—	—	72
Issuance of restricted common stock	—	—	68,815	—	54	—	—	54
Stock-based compensation	—	—	—	—	110	—	—	110
Foreign currency translation adjustment	—	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	—	(4,325)	(4,325)

Balance—December 31, 2011	16,546,257	26,224	7,927,771	7	364	(7)	(13,200)	13,388
Issuance of Series C-1 convertible preferred stock at $11.764 per share, net of issuance costs of $107	2,932,675	34,393	—	—	—	—	—	34,393
Issuance of common stock upon exercises of employee stock options, net of repurchases	—	—	738,699	1	180	—	—	181
Issuance of restricted common stock	—	—	13,571	—	33	—	—	33
Stock-based compensation	—	—	—	—	3,288	—	—	3,288
Foreign currency translation adjustment	—	—	—	—	—	(77)	—	(77)
Net loss	—	—	—	—	—	—	(10,343)	(10,343)

Balance—December 31, 2012	19,478,932	60,617	8,680,041	8	3,865	(84)	(23,543)	40,863
Issuance of common stock upon exercises of employee stock options, net of repurchases(*)	—	—	382,281	1	437	—	—	438
Conversion of convertible preferred stock to common stock(*)	(19,478,932)	(60,617)	19,478,932	19	60,598	—	—	—
Conversion of convertible preferred stock warrants to common stock(*)	—	—	266,530	1	7,579	—	—	7,580
Issuance of common stock from initial public offering, net of issuance costs(*)	—	—	4,000,000	4	103,140	—	—	103,144
Stock-based compensation(*)	—	—	—	—	6,713	—	—	6,713
Foreign currency translation adjustment(*)	—	—	—	—	—	(17)	—	(17)
Net loss(*)	—	—	—	—	—	—	(18,771)	(18,771)

Balance—September 30, 2013(*)	—	—	32,807,784	$33	$182,332	$(101)	$(42,314)	$139,950

(*)
Unaudited

See notes to consolidated financial statements.

Rocket Fuel Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
OPERATING ACTIVITIES:
Net loss	$(4,325)	$(10,343)	$(4,472)	$(18,771)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,922	3,600	2,461	4,583
Provision for doubtful accounts	203	285	63	521
Stock-based compensation	110	3,288	507	6,227
Issuance of restricted stock	54	33	20	—
Amortization of debt discount	13	8	6	1
Loss (gain) on disposal of property, equipment and software	—	63	—	(26)
Change in fair value of preferred stock warrant liability	295	2,308	1,093	4,740
Changes in operating assets and liabilities:
Accounts receivable	(10,005)	(31,129)	(15,586)	(21,236)
Prepaid expenses and other current assets	(153)	(751)	(679)	(941)
Other assets	37	(389)	(251)	(700)
Accounts payable	3,580	9,612	3,951	12,532
Accrued and other liabilities	1,065	4,066	2,235	5,496
Deferred rent	81	359	315	100
Deferred revenue	(8)	187	18	264

Net cash used in operating activities	(7,131)	(18,803)	(10,319)	(7,160)

INVESTING ACTIVITIES:
Purchases of property, equipment and software	(1,964)	(4,089)	(2,513)	(5,564)
Capitalized internal use software development costs	(2,629)	(4,674)	(3,294)	(4,486)

Net cash used in investing activities	(4,593)	(8,763)	(5,807)	(10,050)

FINANCING ACTIVITIES:
Proceeds from the issuance of common stock in initial public offering, net of underwriting discounts and commission	—	—	—	107,880
Issuance costs related to initial public offering	—	—	—	(1,534)
Proceeds from the issuance of convertible preferred stock	6,550	34,500	34,500	—
Proceeds from the exercise of convertible preferred stock warrants	—	—	—	97
Issuance costs related to convertible preferred stock	(49)	(107)	(105)	—
Proceeds from exercise of vested common stock options	28	54	46	208
Proceeds from early exercise of unvested common stock options	124	460	378	1,058
Repurchases of common stock options early exercised	(1)	(2)	(3)	(11)
Borrowings from line of credit	2,000	4,000	4,000	10,000
Repayment of line of credit	—	(6,000)	(6,000)	—
Proceeds from issuance of long-term debt	—	5,000	3,000	10,000
Repayment of long-term debt	(370)	(421)	(311)	(114)

Net cash provided by financing activities	8,282	37,484	35,505	127,584

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10)	(93)	(51)	12
CHANGE IN CASH AND CASH EQUIVALENTS	(3,452)	9,825	19,328	110,386
CASH AND CASH EQUIVALENTS—Beginning of period	8,523	5,071	5,071	14,896

CASH AND CASH EQUIVALENTS—End of period	$5,071	$14,896	$24,399	$125,282

SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—	$—	$348
Cash paid for interest	$202	$286	$233	$543
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property and equipment recorded in accounts payable and accruals	$55	$882	$232	$4,952
Deferred offering costs recorded in accrued liabilities	$—	$15	$—	$3,194
Vesting of early exercised options	$10	$125	$91	$229
Stock-based compensation capitalized in internally developed software costs	$—	$—	$—	$437
Conversion of convertible preferred stock to common stock	$—	$—	$—	$60,617
Conversion of preferred stock warrants to common stock	$—	$—	$—	$7,481

See notes to consolidated financial statements.

ROCKET FUEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2011 AND 2012
AND AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013 (UNAUDITED)

1.     NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Rocket Fuel Inc. (the "Company") was incorporated as a Delaware corporation on March 25, 2008. The Company is a provider of an artificial-intelligence digital advertising solution. The Company is headquartered in Redwood City, California, and has offices in seven cities in the United States. The Company established a wholly-owned subsidiary in the United Kingdom, with an office in the Netherlands, in 2011 and a wholly-owned subsidiary in Germany in 2013.

        In September 2013, the Company completed the initial public offering of its common stock (the "IPO") whereby 4,000,000 shares of common stock were sold by the Company and 600,000 shares of common stock were sold by selling stockholders. The public offering price of the shares sold in the offering was $29.00 per share. The Company did not receive any proceeds from the sale of shares by the selling stockholders. The total gross proceeds from the offering to the Company were $116.0 million. After deducting underwriters' discounts and commissions, the aggregate net proceeds received by the Company totaled approximately $107.9 million.

        Basis of Presentation—The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        Principles of Consolidation—The consolidated financial statements include the Company and its wholly-owned subsidiary, Rocket Fuel, Ltd., an England and Wales corporation, which is engaged in marketing and selling advertising campaigns. All intercompany transactions and balances have been eliminated in consolidation.

        Use of Estimates—The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Certain Significant Risks and Uncertainties—The Company is subject to those risks common in technology-driven markets, including, but not limited to, competitive forces, dependence on key personnel, customer demand for its solution, management of growth, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.

        Unaudited Interim Consolidated Financial Information—The accompanying consolidated balance sheet as of September 30, 2013, the consolidated statements of operations, statements of comprehensive loss and cash flows for the nine months ended September 30, 2012 and 2013 and the consolidated statement of stockholders' equity for the nine months ended September 30, 2013 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of September 30, 2013 and results of operations, comprehensive loss and cash flows for the nine months ended September 30, 2012 and 2013. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these nine month periods are unaudited. The results of the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2013 or for any other interim period or other future year.

        Foreign Currency Translation—The Company's foreign subsidiary records its assets, liabilities and results of operations in its local currency, which is their functional currency. The Company translates its subsidiary consolidated financial statements into U.S. dollars each reporting period for purposes of consolidation.

        Assets and liabilities of the Company's foreign subsidiary are translated at the period-end currency exchange rates, certain equity accounts are translated at historical exchange rates while revenue, expenses, gains and losses are translated at the average currency exchange rates in effect for the period, the effects of these translation adjustments are reported in a separate component of stockholders' equity titled accumulated other comprehensive loss.

        Fair Value of Financial Instruments—The Company's financial instruments consist principally of cash equivalents, accounts receivable, accounts payable, accrued liabilities, term debt and line of credit. The fair value of the Company's cash equivalents is determined based on quoted prices in active markets for identical assets for its money market funds. The recorded values of the Company's accounts receivable, accounts payable, accrued liabilities approximate their current fair values due to the relatively short-term nature of these accounts. The Company believes that the fair value of the term debt and line of credit approximates its recorded amount at September 30, 2013 as the interest rate on the term debt and line of credit is variable and is based on market interest rates after consideration of default and credit risk.

        Cash and Cash Equivalents—Cash consists of cash maintained in checking and savings accounts. All highly liquid investments purchased with an original maturity date of 90 days or less at the date of purchase are considered to be cash equivalents. Cash equivalents consist of money market funds.

        Concentration of Credit Risk—Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and accounts receivable. A significant portion of the Company's cash is held at one major financial institution, which management assesses to be of high credit quality. The Company has not experienced any losses in such accounts.

        The Company mitigates its credit risk with respect to accounts receivable by performing credit evaluations and monitoring its customers' accounts receivable balances. As of December 31, 2011 no single customer represented more than 10% of accounts receivable. As of December 31, 2012, one customer accounted for 10% of accounts receivable.

        During the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, no single customer represented more than 10% of revenue.

        Provision for Doubtful Accounts—The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, the aging of the accounts receivable, historical write-offs and the credit-worthiness of each customer. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations, the Company's estimate of the recoverability of the amounts due could be reduced by a material amount.

        The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Allowance for doubtful accounts:
Balance, beginning of period	$—	$203	$203	$468
Add: bad debt expense	203	285	63	521
Less: write-offs, net of recoveries	—	(20)	224	19

Balance, end of period	$203	$468	$490	$1,008

        Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in operations in the period realized.

        Leasehold improvements are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter. Depreciation and amortization periods for the Company's property and equipment are as follows:

Asset Classification	Estimated Useful Life
Computer hardware and purchased software	2–3 years
Capitalized internal use software costs	2–3 years
Office equipment, furniture and fixtures	5 years

        Internal Use Software Development Costs—The Company incurs costs to develop software for internal use. The Company expenses all costs that relate to the planning and post implementation phases of development as research and development expense. The Company capitalizes costs when preliminary efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be complete and will be used as intended. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized. The Company capitalized $2.6 million and $4.7 million in internal-use software costs during the years ended December 31, 2011 and 2012, respectively, and $3.3 million and $4.9 million for the nine months ended September 30, 2012 and 2013, respectively, which are included in property, equipment and software—net on the consolidated balance sheets.

        Amortization commences when the website or software for internal use is ready for its intended use and the amortization period is the estimated useful life of the related asset, which is generally three years. Amortization expense totaled $1.5 million and $2.3 million for the years ended December 31, 2011 and 2012, respectively, and $1.6 million and $2.5 million for the nine months ended September 30, 2012 and 2013, respectively.

        Impairment of Long-lived Asset—The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired or the estimated useful lives are no longer appropriate. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the assets down to their estimated fair values. Fair value is estimated based on discounted future cash flows. No impairment charges were recorded during the years ended December 31, 2011 and 2012 or during the nine months ended September 30, 2012 and 2013.

        Revenue Recognition—The Company generates revenue by delivering digital advertisements to Internet users through various channels, including display, mobile, social and video.

        The Company recognizes revenue when all four of the following criteria are met:

  •
  Persuasive evidence of an arrangement exists

  •
  Delivery has occurred or a service has been provided

  •
  Customer fees are fixed or determinable

  •
  Collection is reasonably assured

        Revenue arrangements are evidenced by a fully executed insertion order ("IO"). Generally, IOs state the number and type of advertising impressions (cost-per-thousand) to be delivered, the agreed upon rate for each delivered impression, and a fixed period of time for delivery.

        The Company determines collectability by performing ongoing credit evaluations and monitoring its customers' accounts receivable balances. For new customers and their agents, which may be advertising agencies or other third parties, the Company performs a credit check with an independent credit agency and may check credit references to determine creditworthiness. The Company only recognizes revenue when collection is reasonably assured.

        In the normal course of business, the Company frequently contracts with advertising agencies on behalf of their advertiser clients. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because the Company is the primary obligor and is responsible for (i) fulfilling the advertisement delivery, (ii) establishing the selling prices for delivery of the advertisements, and (iii) performing all billing and collection activities including retaining credit risk, the Company acts as the principal in these arrangements and therefore reports revenue earned and costs incurred on a gross basis.

        On occasion, the Company has offered customer incentive programs which provide rebates after achieving a specified level of advertising spending. The Company records reductions to revenue for estimated commitments related to these customer incentive programs. For transactions involving incentives, the Company recognizes revenue net of the estimated amount to be paid by rebate, provided that the rebate amount can be reasonably and reliably estimated and the other conditions for revenue recognition have been met. The Company's policy requires that, if rebates cannot be reliably estimated, revenue is not recognized until reliable estimates can be made or the program lapses.

        Multiple-Element Arrangements—The Company enters into arrangements to sell advertising that includes different media placements or ad services that are delivered at the same time, or within close proximity of one another. Beginning on January 1, 2011, the Company adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, the Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence ("VSOE"), if available; (2) third-party evidence ("TPE"), if VSOE is not available; and (3) best estimate of selling price ("BESP"), if neither VSOE nor TPE is available.

        VSOE—The Company determines VSOE based on its historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the stand-alone selling prices for these services fall within a reasonably narrow pricing range. The Company has not been able to establish VSOE for any of its advertising offerings.

        TPE—When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, the Company is unable to reliably determine the selling prices of similar competitor services on a stand-alone basis. As a result, the Company has not been able to establish selling price based on TPE.

        BESP—When it is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold on a stand-alone basis. BESP is generally used to allocate the selling price to deliverables in the Company's multiple element arrangements. The Company determines BESP for deliverables by considering multiple factors, including, but not limited to, prices it charges for similar offerings, market conditions, competitive landscape and pricing practices. In particular, the Company reviews multiple data points to determine BESP, including price lists used by the Company's sales team in pricing negotiations, historical average and median pricing achieved in prior contractual customer arrangements and input from the Company's sales operation department regarding what it believes the deliverables could be sold for on a stand-alone basis. BESP is determined at an advertising unit level that is consistent with the Company's underlying market strategy and stratified based on specific consideration of geography, industry and size, as deemed necessary.

        The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. The Company will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that the Company reports in a particular period.

        The Company recognizes the relative fair value of advertising services as they are delivered, assuming all other revenue recognition criteria are met. Deferred revenue is comprised of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition.

        Cost of Revenue—Cost of revenue consists primarily of media cost for advertising impressions purchased from real-time advertising exchanges and other third parties. Cost of revenue also includes third-party data center costs and the salaries and related costs of the Company's operations group. This group sets up, initiates and monitors the Company's advertising campaigns. In addition, depreciation of the data center equipment, rental payments to third-party vendors for data centers and amortization of capitalized internal use software are included in cost of revenue.

        Research and Development—Research and development expenses include costs associated with the maintenance and ongoing development of the Company's technology, including compensation and employee benefits and allocated costs associated with the Company's engineering and research and development departments, as well as costs for contracted services and supplies. The Company reviews costs incurred in the application development stage and assesses such costs for capitalization.

        Sales and Marketing—Sales and marketing expenses consist primarily of compensation (including commissions) and employee benefits of sales and marketing personnel and related support teams, allocated costs, certain advertising costs, travel, trade shows and marketing materials. The Company incurred advertising costs of $0.1 million for the years ended December 31, 2011 and 2012, respectively, and $0.1 million and $3.3 million for the nine months ended September 30, 2012 and 2013, respectively

        General and Administrative—General and administrative expenses include facilities costs, executive and administrative compensation and employee benefits, depreciation, professional services fees, insurance costs, bad debt and other allocated costs, such as facility-related expenses, supplies and other fixed costs.

        Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees, based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. The forfeiture rate is based on an analysis of the Company's actual historical forfeitures.

        The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option pricing model. The fair value of stock options granted to nonemployees is re-measured as the stock options vest, and the resulting change in fair value, if any, is recognized in the Company's consolidated statement of operations during the period the related services are rendered, generally between one and four years.

        Preferred Stock Warrant Liability—Freestanding warrants related to shares that are redeemable or contingently redeemable are classified as a liability on the Company's consolidated balance sheets. The fully vested convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other expense, net. As completion of the Company's initial public offering constituted a liquidation event, the convertible preferred stock warrants were converted into common stock or warrants to purchase common stock, and the liability was reclassified to additional paid-in capital as of September 30, 2013.

        Income Taxes—The Company accounts for income taxes using an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Operating loss and tax credit carryforwards are measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized. As of December 31, 2011 and 2012, and as of September 30, 2013, the Company provided a full valuation allowance against its net deferred tax assets.

        The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date, and then, only in an amount more likely than not to be sustained upon review by the tax authorities. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

        Comprehensive Income (Loss)—In June 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company retrospectively adopted these new standards in the first quarter of 2012 and has presented a separate consolidated statement of comprehensive loss for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

        Deferred Offering Costs—Deferred offering costs consisted primarily of direct incremental costs related to the Company's initial public offering of its common stock. Approximately $0.1 million of deferred offering costs are included in other assets on the Company's consolidated balance sheets as of December 31, 2012. There were no deferred offering costs included in other assets on the Company's consolidated balance sheets as of December 31, 2011. Upon completion of the initial public offering contemplated herein, these amounts were offset against the proceeds of the offering.

        Recently Issued Accounting Pronouncements—In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11). The guidance requires an entity to present its unrecognized tax benefits net of its deferred tax assets when settlement in this manner is available under the tax law, which would be based on facts and circumstances as of the balance sheet reporting date and would not consider future events. Gross presentation in the notes to the financial statements will still be required. ASU 2013-11 will apply on a prospective basis to all unrecognized tax benefits that exist at the effective date. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on the Company's consolidated condensed financial statements.

2.     FAIR VALUE MEASUREMENTS

        Fair value is defined as the price that would be received on sale of an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The FASB has established a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

        The three levels of the fair value hierarchy under the guidance for fair value measurement are described below:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Pricing inputs are based upon quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The valuations are based on quoted prices of the underlying security that are readily and regularly available in an active market, and accordingly, a significant degree of judgment is not required. As of September 30, 2013, the Company used Level 1 assumptions for its money market funds.
Level 2

Pricing inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. As of September 30, 2013, the Company did not have any Level 2 financial assets or liabilities.

Level 3

Pricing inputs are generally unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require management's judgment or estimation of assumptions that market participants would use in pricing the assets or liabilities. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. As of September 30, 2013, the Company used Level 3 assumptions for its convertible preferred stock warrant liability.

        The carrying amounts of cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. Based on the borrowing rates currently available to the Company for debt with similar terms, the carrying value of the line of credit and term-debt approximate fair value (using Level 2 inputs).

        Level 3 includes convertible preferred stock warrant liability, the value of which is determined based on an option-pricing model that takes into account the contract terms as well as multiple inputs, such as the Company's stock price, risk-free interest rates and expected volatility. Additional quantitative information related to the convertible preferred stock warrants is included in Note 8.

        The following table sets forth the Company's financial instruments that were measured at fair value on a recurring basis as of December 31, 2011 and 2012, and September 30, 2013, by level within the fair value hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. The Company's fair value hierarchy for its financial assets and financial liabilities that are carried at fair value are as follows (in thousands):

December 31, 2011	Fair Value	Level 1	Level 2	Level 3
Money market funds (included in cash and cash equivalents)	$2,900	$2,900	$—	$—

Convertible preferred stock warrant liability	$(433)	$—	$—	$(433)

December 31, 2012	Fair Value	Level 1	Level 2	Level 3
Money market funds (included in cash and cash equivalents)	$2,900	$2,900	$—	$—

Convertible preferred stock warrant liability	$(2,741)	$—	$—	$(2,741)

September 30, 2013	Fair Value	Level 1	Level 2	Level 3
	(unaudited)
Money market funds (included in cash and cash equivalents)	$2,900	$2,900	$—	$—

        Convertible Preferred Stock Warrant Liability—Warrants to purchase the Company's convertible preferred stock are classified as liabilities in the consolidated balance sheets. The warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense) in the consolidated statements of operations.

        A reconciliation of the convertible preferred stock warrants measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) is as follows (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Balance at beginning of period	$138	$433	$433	$2,741
Changes in fair value of warrants	295	2,308	1,093	4,740
Conversion of warrants to common stock	—	—	—	(7,481)

Balance at end of period	$433	$2,741	$1,526	$—

3.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2011 and 2012, and September 30, 2013, consist of the following (in thousands):

	December 31,
			September 30, 2013
	2011	2012
			(unaudited)
Cash and cash equivalents
Cash	$2,171	$11,996	$122,382
Money market funds	2,900	2,900	2,900

Total cash and cash equivalents	$5,071	$14,896	$125,282

4.     PROPERTY, EQUIPMENT AND SOFTWARE

        Property, equipment and software as of December 31, 2011 and 2012, and September 30, 2013, consisted of the following (in thousands):

	December 31,
			September 30, 2013
	2011	2012
			(unaudited)
Capitalized internal use software costs	$5,766	$10,441	$15,364
Computer hardware and software	1,960	4,281	12,970
Furniture and fixtures	219	816	1,624
Leasehold improvements	62	656	807
Construction in progress	71	1,126	1,115

Total	8,078	17,320	31,880
Accumulated depreciation and amortization	(3,137)	(6,381)	(10,939)

Net property, equipment and software	$4,941	$10,939	$20,941

        Total depreciation and amortization expense, excluding amortization of internal use software costs, was $0.5 million and $1.3 million for the years ended December 31, 2011 and 2012, and $0.9 million and $2.1 million for the nine months ended September 30, 2012 and September 30, 2013, respectively. Amortization expense of internal use software costs was $1.5 million and $2.3 million for the years ended December 31, 2011 and 2012, and $1.6 million and $2.5 million for the nine months ended September 30, 2012 and September 30, 2013, respectively. The Company held no capital leases as of December 31, 2011 and 2012, and September 30, 2013.

5.     ACCRUED AND OTHER CURRENT LIABILITIES

        Accrued and other current liabilities as of December 31, 2011 and 2012, and September 30, 2013, consisted of the following (in thousands):

	December 31,
			September 30, 2013
	2011	2012
			(unaudited)
Payroll and related expenses	$896	$3,357	$7,765
Accrued vacation	521	991	1,791
Professional services	17	268	1,932
Accrued credit cards	172	122	751
Early exercise of unvested stock options	110	451	1,269
Other accrued expenses	71	997	2,199

Total	$1,787	$6,186	$15,707

6.     OTHER INCOME (EXPENSE), NET

        Other income (expense), net for the years ended December 31, 2011, and 2012, and for the nine months ended September 30, 2012, and 2013, consist of the following (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Gain (loss) on foreign translation	$—	$43	$31	$(352)
Other non-operating income (loss), net	33	92	126	139

Total	$33	$135	$157	$(213)

7.     DEBT

        Line of Credit—In April 2010, the Company entered into a loan and security agreement (the "Comerica Agreement"), with Comerica Bank ("Comerica"), to establish a revolving line of credit for working capital purposes. The maximum amount available for borrowing under the revolving line of credit, as amended in June 2012, is not to exceed the lesser of $25.0 million or an amount equal to 85% of certain eligible accounts. Eligible accounts exclude accounts that have aged over 90 days, including accounts in which 25% of the total account is aged over 90 days, and certain other accounts such as governmental, intercompany, employee and certain foreign accounts. The revolving line of credit has a maturity date of July 26, 2014 and may be repaid and redrawn at any time prior to the maturity date, at which time all advances are due and payable. Interest is charged at LIBOR, plus a 2.75% applicable margin, which equaled 3.25%, 2.99% and 2.93% as of December 31, 2011, December 31, 2012 and September 30, 2013, respectively. As of December 31, 2011 and 2012, and September 30, 2013, the Company had $3.9 million, $1.9 million and $11.9 million outstanding under the revolving line of credit, respectively.

        Term-Debt—In March 2012, the Company amended the original revolving line of credit to allow for growth capital advances of up to $3.0 million. The Comerica Agreement was further amended in February 2013 to provide for growth capital advances of up to $15.0 million. Growth capital advances are payable in equal installments over a twenty-four month period ending on February 13, 2016. Interest on outstanding balances is charged at LIBOR, plus a 4.75% applicable margin, which equaled 4.99% and 4.93% as of December 31, 2012 and September 30, 2013, respectively. As of December 31, 2012 and September 30, 2013, the principal amount of $5.0 million and $15.0 million, respectively, was outstanding under the loan.

        Venture Debt—In April 2010, the Company entered into a loan and security agreement (the "VLL Agreement") to provide for a growth capital loan of up to $1.0 million, which the Company drew in full concurrently upon entering into the VLL Agreement. The funds borrowed were used for general corporate purposes of the Company. The loan was payable in monthly installments of interest only for the first six months, and thereafter interest and principal was payable in 30 equal monthly installments. Interest accrued at a fixed rate of 13%. All receivables, equipment, fixtures, deposit accounts, investment property, and all other goods and personal property of the Company, whether tangible or intangible, were collateral on the loan. The Agreement contains certain conditions of default. As of December 31, 2011 and 2012, the principal amount of $0.5 million and $0.1 million was outstanding under the agreement.

        In March 2013, the Company repaid the VLL growth capital loan in full per the terms of the VLL Agreement, upon which VLL's security interest in the Company's collateral was released. As such, no amounts were outstanding under the VLL Agreement as of September 30 2013. The agreement has been terminated upon full repayment.

Covenants

        As of December 31, 2012, the Company was in non-compliance with respect to various financial and non-financial covenants under the Comerica Agreement. However, the Company subsequently obtained a waiver for each of the covenant violations. As of December 31, 2012, the Company was in breach of the covenant under the VLL Agreement requiring submission of monthly consolidated financial statements within 30 days of month end. As of March 31, 2013, the VLL Agreement had been terminated upon repayment. Hence, a waiver was not required.

        Under the terms of the Comerica Agreement, the Company is required to comply with the following financial covenants:

        1. EBITDA: The Company must maintain quarterly and annual EBITDA, which is defined with respect to any fiscal period as an amount equal to the sum of (i) consolidated net income (loss) in accordance with GAAP, after eliminating all extraordinary nonrecurring items of income, plus (ii) depreciation and amortization, income tax expense, total interest expense paid or accrued and non-cash stock-based compensation expense, less (iii) all extraordinary and non-recurring revenue and gains (including income tax benefits).

        2. Liquidity ratio: The ratio of (i) the sum of all cash on deposit with Comerica and 85% of eligible receivables accounts to (ii) all funded debt under the Comerica Agreement must be 1.15:1.00, measured on a monthly basis.

        The terms of the Comerica Agreement also require the Company to comply with other non-financial covenants. As of September 30, 2013, the Company was in compliance with each of the financial and non-financial covenants, except for a covenant related to permitted indebtedness for a corporate credit card account balance, for which it obtained a waiver.

        Based on the Company's projections, it believes it will maintain compliance with its loan covenants; however, if future operating results are less favorable than currently anticipated, the Company may need to seek further amendments to modify its loan covenants.

Future Payments

        Future principal payments of long-term debt as of September 30, 2013 (unaudited) were as follows (in thousands):

2013 (remaining 3 months)	$—
2014	6,250
2015	7,500
2016	1,250

Total	15,000
Less current portion	(4,375)

Noncurrent portion of debt	$10,625

        As of September 30, 2013, the $11.9 million balance outstanding under the revolving line of credit with Comerica had a maturity date of July 26, 2014, and as a result is shown as a liability in the accompanying consolidated balance sheet.

8.     STOCKHOLDERS' EQUITY

Initial Public Offering

        In September 2013, the Company completed its IPO whereby 4,000,000 shares of common stock were sold by the Company and 600,000 shares of common stock were sold by selling stockholders. The public offering price of the shares sold in the IPO was $29.00 per share. The Company did not receive any proceeds from the sales of shares by the selling stockholders. The total gross proceeds from the offering to the Company were $116.0 million. After deducting underwriters' discounts and commissions and offering expenses, the aggregate net proceeds received by the Company totaled approximately $107.9 million. Immediately prior to the closing of the IPO, all shares of the Company's outstanding convertible preferred stock automatically converted into 19,478,932 shares of common stock.

        Convertible Preferred Stock—Convertible preferred stock as of December 31, 2012 consisted of the following (in thousands, except shares and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value(1)	Liquidation Preference
Series A	10,884,902	10,618,372	$0.9286	$9,788	$9,860
Series B	4,811,855	4,811,855	2.0782	9,935	12,500
Series C	1,116,030	1,116,030	5.8690	6,501	8,187
Series C-1	2,975,228	2,932,675	11.7640	34,393	34,500

	19,788,015	19,478,932		$60,617	$65,047

(1)
Amounts are net of issuance costs.

        The rights, preferences and privileges of the convertible preferred stock as of December 31, 2012 were as follows:

        Voting—The holders of preferred stock are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible, except as otherwise required by law or as set forth in the Company's amended and restated certificate of incorporation.

        Dividends—The holders of preferred stock are entitled to receive noncumulative dividends at a rate of 8% of the issue price ($0.07429, $0.16626, $0.46952 and $0.94112 per share per annum, respectively), whenever funds are legally available and when, as, and if, declared by the Company's board of directors (the "Board of Directors"). No dividend is to be paid on the common stock at a rate greater than the rate at which dividends are paid on the Preferred Stock (based on the number of shares of common stock into which the preferred stock is convertible on the date the dividend is declared). The dividend on the preferred stock is in preference to dividends paid on the common stock. To date, no such dividends have been declared.

        Liquidation Preference—In the event of any liquidation or winding-up of the Company, the holders of Series C-1 convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the other preferred or common holders, an amount of $11.7640 per share for each share of Series C-1 convertible preferred stock, as adjusted for any recapitalization events, plus the amount of any declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series C-1 convertible preferred stock preference amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series C-1 convertible preferred stock, in proportion to the number of shares of Series C-1 convertible preferred stock held by each of them.

        After payment in full to the holders of the Series C-1 convertible preferred stock, the holders of Series C convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the other preferred or common holders, an amount of $7.33625 per share for each share of Series C convertible preferred stock, as adjusted for any recapitalization events, plus the amount of any declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series C convertible preferred stock preference amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series C convertible preferred stock, in proportion to the number of Series C convertible preferred stock held by each of them.

        After payment in full to the holders of the Series C convertible preferred stock, the holders of Series B convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the other preferred or common holders, an amount of $2.59775 per share for each share of Series B convertible preferred stock, as adjusted for any recapitalization events, plus the amount of any declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series B convertible preferred stock preference amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series B convertible preferred stock, in proportion to the number of Series B convertible preferred stock held by each of them.

        After payment in full to the holders of the Series B convertible preferred stock, the holders of Series A convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the common holders, an amount of $0.9286 per share for each share of Series A convertible preferred stock, as adjusted for any recapitalization events, plus the amount of any declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series A convertible preferred stock preference amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A convertible preferred stock, in proportion to the number of Series A convertible preferred stock held by each of them.

        After payment in full to the holders of Series C-1 convertible preferred stock, Series C convertible preferred stock, Series B convertible preferred stock and Series A convertible preferred stock, any remaining assets and funds of the Company legally available for distribution shall be distributed to the holders of common stock, ratably in proportion to the shares of common stock then held by each.

        Conversion—The preferred stock is convertible, at the option of the holder, at any time into shares of common stock. As of December 31, 2011 and 2012, the preferred stock was convertible into common stock on a one-for-one basis. The conversion price is subject to adjustment as provided below.

        The preferred stock automatically converts into common stock at the then-applicable conversion price in the event of an underwritten public offering of shares of common stock at a public offering price per share (net of underwriter's discounts, concessions, commissions and expenses) that would yield a valuation of the Company of at least $100.0 million and which would result in net proceeds to the company greater than $20.0 million (as adjusted for stock splits, dividends, recapitalizations and similar events). The preferred stock may also be converted upon the consent of a super majority of the holders of outstanding preferred stock; provided that the Series C-1 preferred stock shall not be converted without the consent of a majority of the holders of outstanding shares of series C-1 preferred stock.

        Protective Provisions—The conversion price of the preferred stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares (other than shares or options issued to employees or consultants, lenders, suppliers, financial institutions, or in connection with the acquisition of a company or technology (in each case as approved by the Board of Directors)) at a purchase price less than the then-applicable conversion price. The conversion price is subject to adjustment on a broad-based weighted-average basis in the event of issuances below the then-applicable conversion price.

        Warrants—In April 2010, the Company issued a fully vested warrant to purchase 161,553 shares of Series A preferred stock at an exercise price of $0.9286 per share. The warrant was issued in connection with the Company entering into a loan and security agreement. The warrant expires

10 years from the date of issuance. The fair value of the warrant at issuance was $22,000 based on the Company's option-pricing model, which approximates a binomial lattice model, using the weighted-average assumptions of 0% dividend yield, 70.5% volatility, risk-free interest rate of 3.96% and contractual life of 10 years. The warrant was outstanding as of December 31, 2012.

        On September 25, 2013, upon closing of the Company's IPO, the warrant converted from a warrant to purchase Series A preferred stock to shares of common stock, and the liability at its then fair value of $4.5 million was reclassified to additional paid-in capital. Prior to this date, all changes in the fair value of the warrant were recorded in other income (expense) in the accompanying unaudited condensed consolidated statements of operations.

        In April 2010, the Company issued a fully vested warrant to purchase 104,997 shares of Series A convertible preferred stock at an exercise price of $0.9286 per share. The warrant was issued in connection with the Company obtaining a line of credit. The warrant expires 10 years from the date of issuance. The fair value of the warrant at issuance was $10,000 based on the Company's option-pricing model, which approximates a binomial lattice model, using the weighted-average assumptions of 0% dividend yield, 70.5% volatility, risk-free interest rate of 3.33% and contractual life of seven years. The warrant was outstanding as of December 31, 2012.

        On September 25, 2013, upon closing of the Company's IPO, the warrant converted from a warrant to purchase Series A preferred stock to a warrant to purchase common stock and the liability at its then fair value of $2.9 million was reclassified to additional paid-in capital. Prior to this date, all changes in the fair value of the warrant were recorded in other income (expense) in the accompanying unaudited condensed consolidated statements of operations.

        On September 25, 2013, following the closing of the IPO, the warrant to purchase common stock was exercised, resulting in the issuance of 104,997 shares of the Company's common stock.

        A reconciliation of the convertible preferred stock warrants measured and recorded at fair value can be found in Note 2.

        Reserved Shares of Common Stock—The Company's shares of capital stock reserved for issuance as of December 31, 2012 were as follows:

December 31, 2012
Series A convertible preferred stock	10,618,372
Series B convertible preferred stock	4,811,855
Series C convertible preferred stock	1,116,030
Series C-1 convertible preferred stock	2,932,675
Conversion of Series A convertible preferred stock warrants	266,530
Stock options outstanding	5,832,705
Stock options available for grant	14,738

Total shares reserved	25,592,905

        2008 Equity Incentive Plan—The 2008 Equity Incentive Plan (the "2008 Plan") provides for the grant of incentive stock options and nonqualified stock options. The compensation committee of the Board of Directors has the authority to approve the employees and nonemployees to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of the common stock as of the date of grant; and (iv) the duration of the option (which, in the case of incentive stock options, may not exceed 10 years). Options granted under the 2008 Plan generally vest over four years and expire no later than 10 years from the date of grant. As of December 31, 2011 and 2012, 33,080, 14,738 shares of common stock, respectively, were available for future grant under the 2008 Plan. The Company has terminated the 2008 Plan for future use and provided that no further equity awards are to be granted under the 2008 Plan. All outstanding awards under the 2008 Plan will continue to be governed by their existing terms.

        Under the terms of the 2008 Plan, employees may be granted rights to exercise unvested options. Upon termination of service, an employee's unvested shares may be repurchased by the Company at the original purchase price. As of December 31, 2011 and 2012, and as of September 30, 2013, 170,543, 449,622 and 380,478 unvested shares, respectively, were subject to repurchase. During the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2013, the Company repurchased 6,250, 8,959 and 8,958 shares of unvested stock, respectively.

        2013 Equity Incentive Plan—The Company's board of directors adopted and the Company's stockholders approved a 2013 Equity Incentive Plan (the "2013 Plan"), and the 2013 Plan became effective September 18, 2013. The 2013 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code to the Company's employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to the Company's employees, directors and consultants and the Company's parent and subsidiary corporations' employees and consultants.

        Under the 2013 Plan, a total of 5,000,000 shares of common stock have been reserved for issuance. In addition, the shares to be reserved for issuance under the 2013 Plan will also include shares subject to stock options or similar awards granted under the 2008 Plan that expire or terminate without having been exercised in full and shares issued pursuant to awards granted under the 2008 Plan that are forfeited to or repurchased by the Company (provided that the maximum number of shares that may be added to the 2013 Plan pursuant to this sentence is 7,900,000 shares).

        The number of shares available for issuance under the 2013 Plan will also include an annual increase on the first day of each fiscal year beginning in 2014, equal to the least of (i) 4,000,000 shares; (ii) 5% of the outstanding shares of common stock as of the last day of the immediately preceding fiscal year; or (iii) such other amount as the Company's board of directors may determine.

        The compensation committee of the board of directors has the authority to approve the employees and other service providers to whom equity awards are granted and to determine the terms of each award, subject to the terms of the 2013 Plan. The compensation committee may determine the number of shares subject to an award, except that the 2013 Plan provides certain limits on the number of awards that may be granted to non-employee members of the board of directors under the 2013 Plan in any fiscal year. Options and stock appreciation rights granted under the 2013 Plan must have a per share exercise price equal to at least 100% of the fair market value of a shares of the common stock as of the date of grant and may not expire later than 10 years from the date of grant.

        The following table summarizes option award activity:

	Number of Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(in thousands)
Balance at January 1, 2011	1,797,283	$0.20	9.2	$135
Options granted (weighted average fair value of $0.75 per share)	1,799,350	0.92
Options exercised	(339,354)	0.59
Options forfeited	(449,917)	0.68

Balance at December 31, 2011	2,807,362	$0.55	8.9	$4,212
Options granted (weighted average fair value of $5.32 per share)	3,962,055	5.20
Options exercised	(747,658)	1.02
Options forfeited	(189,054)	1.64

Balance at December 31, 2012	5,832,705	$3.65	9.1	$44,073
Options granted (weighted average fair value of $9.99 per share)(*)	2,198,848	13.51
Options exercised(*)	(388,115)	3.26
Options forfeited(*)	(238,624)	3.93

Balance at September 30, 2013(*)	7,404,814	$6.59	8.7	$349,123

*
unaudited

	Number of Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(in thousands)
Options vested and expected to vest—December 31, 2012	5,148,950	$3.58	9.0	$39,307
Options vested and exercisable—December 31, 2012	1,510,615	$1.97	8.2	$13,951
Options vested and expected to vest—September 30, 2013(*)	6,747,026	$6.41	8.7	$319,308
Options vested and exercisable—September 30, 2013(*)	2,372,008	$2.72	7.9	$121,010

*
unaudited

        Aggregate intrinsic value represents the difference between the Company's estimated fair value of its common stock and the exercise price of outstanding in-the-money options. The total intrinsic value of options exercised was approximately $0.1 million and $1.1 million for the years ended December 31, 2011 and 2012, respectively, and $10.9 million for the nine months ended September 30, 2013.

        A summary of options outstanding and vested as of December 31, 2012 is as follows:

	Options Outstanding		Options Vested and Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Life (in Years)	Number Vested and Exercisable	Weighted- Average Life (in Years)
$0.13	50,000	6.0	50,000	6.0
$0.16	613,816	7.0	449,361	7.0
$0.27	603,634	7.9	327,622	7.9
$1.07	1,312,855	8.8	305,045	8.6
$2.97	308,250	9.5	250	9.5
$3.55	214,000	9.6	—	—
$6.58	2,730,150	9.9	378,337	9.9

	5,832,705	9.1	1,510,615	8.2

        Employee Stock-based Compensation—The fair value of options on the date of grant is estimated based on the Black-Scholes option-pricing model using the single-option award approach with the weighted-average assumptions set forth below. Expected term represents the period that the Company's stock-based awards are expected to be outstanding and is determined based on the simplified method. Volatility is estimated using comparable public company volatility for similar option terms. The risk-free interest rate is determined using a U.S. Treasury rate for the period that coincides with the expected term.

        As the Company has never paid cash dividends, and at present, has no intention to pay cash dividends in the future, expected dividends are zero. Expected forfeitures are based on the Company's historical experience. The Company uses the straight-line method for expense recognition.

        The assumptions used to value stock-based awards granted to employees were as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
(unaudited)
Expected term (years)	5.4–6.1	5.3–7.3	5.9–6.1	5.3–6.6
Volatility	56.1%–66.7%	61.2%–63.4%	62.3%–62.9%	58.2%–64.9%
Risk-free interest rate	1.1%–3.1%	0.7%–1.2%	0.85%–1.21%	1.04%–1.88%
Dividend yield	—	—	—	—

        The following table summarizes the allocation of stock-based compensation and restricted stock for employees and non-employees in the accompanying consolidated statements of operations (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands)
			(unaudited)
Cost of revenue	$7	$37	$20	$211
Research and development	8	734	111	1,266
Sales and marketing	66	1,100	196	2,471
General and administrative	83	1,450	200	2,305

Total(*)	$164	$3,321	$527	$6,253

(*)
The table above includes the impact of the issuance of restricted stock at fair value.

        As of December 31, 2011 and 2012, and as of September 30, 2013, unamortized stock-based compensation expense related to unvested common stock options was $0.7 million, $12.5 million and $23.3 million, respectively. The weighted-average period over which such stock-based compensation expense will be recognized is approximately 3.1 years.

        Options to Nonemployees—The Company did not grant any stock options to nonemployees for the years ended December 31, 2011 and 2012, or for the nine months ended September 30, 2012. For the nine months ended September 30, 2013, the Company granted options to purchase a total of 8,500 shares of common stock to nonemployees. The definition of an employee includes a nonemployee director of the Company. Stock options granted to non-employees are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested.

        The Company recorded stock-based compensation expense for options issued to non-employees under the 2008 Plan of approximately $0 and $0.1 million for the years ended December 31, 2011 and 2012, respectively, and $0 and $0.1 million for the nine months ended September 30, 2012 and 2013, respectively. Options to nonemployees of 12,400 and 8,900 were outstanding as of December 31, 2012 and September 30, 2013, respectively.

        Restricted Stock—Pursuant to restricted stock purchase agreements, the Company issued a total of 68,815 and 13,571 shares for the year ended December 31, 2011 and 2012, respectively, and 11,571 and no shares for the nine months ended September 30, 2012 and 2013, respectively.

        Restricted Stock Units (RSUs)—During the nine months ended September 30, 2013, the Company granted 51,382 RSUs. For the nine months ended September 30, 2013, the Company recognized stock-based compensation expense associated with the RSUs of $0.1 million. At September 30, 2013, unrecognized compensation expense related to the RSUs was $0.9 million. The unrecognized compensation expense will be amortized on a straight-line basis through 2017.

Employee Stock Purchase Plan

        In August 2013, the Company's board of directors adopted and the stockholders approved the Company's 2013 Employee Stock Purchase Plan (the "ESPP"), which became effective upon adoption by the Company's board of directors. The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The offering periods generally start on the first trading day on or after June 1 and December 1 of each year and end on the first trading day on or before November 30 and May 31 approximately six months later. The administrator may, in its discretion, modify the terms of future offering periods. The first offering period started October 1, 2013 and will end on May 31, 2014. At the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last day of the offering period. There were no offerings of share purchase rights to employees under the ESPP for the nine months ended September 30, 2013.

9.     NET INCOME (LOSS) PER SHARE

        The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company's basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock and preferred stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

        Basic loss per share is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase, and excludes any dilutive effects of employee stock-based awards and warrants. Diluted net income per common share is computed giving effect to all potential dilutive common shares, including common stock issuable upon exercise of stock options, and unvested restricted common stock. As the Company had net losses for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, all potential common shares were determined to be anti-dilutive.

        The following table sets forth the computation of net loss per common share (in thousands, except per share amounts):

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Net loss	$(4,325)	$(10,343)	$(4,472)	$(18,771)
Weighted-average shares used to compute basic and diluted net loss per share	7,600	8,024	7,971	9,346

Basic and diluted net loss per share	$(0.57)	$(1.29)	$(0.56)	$(2.01)

        The following securities were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Convertible preferred stock	16,546	19,479	19,479	—
Employee stock options	2,797	5,830	3,261	7,405
Shares subject to repurchase	—	—	436	380
Restricted stock units (RSUs)	—	—	—	51
Convertible preferred stock warrants	267	267	267	—

	19,610	25,576	23,443	7,836

10.   INCOME TAXES

        The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

        The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	Years Ended December 31,
	2011	2012
Domestic	$(4,401)	$(10,637)
International	104	378

Total	$(4,297)	$(10,259)

        The components of income tax (expense) benefit were as follows (in thousands):

	Years Ended December 31,
	2011	2012
Current:
Federal	$—	$—
State	2	11
Foreign	26	73

Total provision	$28	$84

        The following table presents a reconciliation of the statutory federal rate and the Company's effective tax rate for the periods presented:

	Years Ended December 31,
	2011	2012
Tax benefit at federal statutory rate	34.00%	34.00%
State income taxes, net of federal effect	(0.04)	(0.07)
Foreign rate differential	0.04	0.54
Change in valuation allowance	(35.29)	(25.16)
Other non-deductible expenses	(4.16)	(9.90)
Other	4.72	(0.23)

Total provision	(0.73)%	(0.82)%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities for the periods presented (in thousands):

	December 31,
	2011	2012
Deferred tax assets:
Tax credit carryforwards	$609	$843
Net operating loss carryforwards	6,142	8,377
Start-up costs	54	—
Accrued liabilities and allowances	566	2,292

Gross deferred tax asset	7,371	11,512
Valuation allowance	(5,647)	(8,831)

Net deferred tax assets	$1,724	2,681

Deferred tax liability:
Depreciation and amortization	(1,724)	(2,681)

Gross deferred tax liability	(1,724)	(2,681)

Net deferred tax assets (liabilities)	$—	$—

        A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company's historical operating losses, lack of taxable income and the accumulated deficit, the Company provided a full valuation allowance against the deferred tax assets resulting from the tax loss and credits carried forward. As of December 31, 2012, the Company had net operating loss carryforwards of approximately $22.4 million for federal income taxes and $17.2 million for state income taxes. If not utilized, these carryforwards will begin to expire in 2029 for both federal purposes and state purposes.

        As of December 31, 2012, the Company had research and development credit carryforwards of approximately $0.5 million and $0.9 million for federal and state income taxes, respectively. If not utilized, the federal carryforwards will begin to expire in various amounts beginning in 2029. The state tax credit can be carried forward indefinitely.

        Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event that the Company had a change of ownership, utilization of the net operating loss and tax credit carryforwards may be restricted.

        The table below provides a reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) for the years ended December 31, 2011 and 2012 (in thousands):

	December 31,
	2011	2012
Unrecognized benefit—beginning of period	$83	$184
Gross increases—prior year tax positions	—	10
Gross increases—current year tax positions	101	78

Unrecognized benefit—end of period	$184	$272

        The unrecognized tax benefits of $0.2 million as of December 31, 2012 would have no impact on the Company's effective tax rate if recognized.

        At December 31, 2012, the Company had no cumulative interest and penalties related to the uncertain tax position.

        The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation in this estimate over the next 12 months.

        The Company's tax returns remain open to examination as follows: U.S. federal, 2009 through 2012; U.S. states, generally 2008 through 2012; and United Kingdom, 2011 through 2012.

11.   COMMITMENTS AND CONTINGENCIES

        Operating Leases—The Company has operating lease agreements for office, research and development and sales and marketing space in the United States that expire at various dates, with the latest expiration date being April 20, 2018.

        The Company recognizes rent expense on a straight-line basis over the lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. Rent expense was $0.7 million and $1.6 million for the years ended December 31, 2011 and 2012, respectively, and $1.1 million and $2.5 million for the nine months ended September 30, 2012 and 2013, respectively.

        Approximate remaining future minimum lease payments under these non-cancelable operating leases as of December 31, 2012 were as follows (in thousands):

Year ending December 31,	Future Payments
2013	$2,419
2014	2,392
2015	2,234
2016	2,286
2017	1,649
Thereafter	117

$11,097

        Approximate remaining future minimum lease payments under these non-cancelable operating leases as of September 30, 2013 were as follows (in thousands)(unaudited):

Year ending December 31,	Future Payments
2013 (remaining 3 months)	$862
2014	4,164
2015	8,869
2016	9,028
2017	8,555
Thereafter	29,661

$61,139

        The total approximate future minimum lease payments of $61.1 million is primarily comprised of lease payments due under two operating lease agreements. The first lease is for the Company's new sales office in New York, New York, which expires in 2024 and has future operating lease obligations of $25.0 million. The second lease is for the Company's new headquarters facility in Redwood City, California, which expires in 2019 and has future operating lease obligations of $25.6 million.

        Letter of Credit—As of December 31, 2011 and 2012, and as of September 30, 2013, the Company had irrevocable letters of credit outstanding in the amount of $0.1 million, $0.2 million and $3.0 million for the benefit of a landlord related to noncancelable facilities leases. The letters of credit have an expiration date of February 2023.

        Indemnification Agreements—In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus there are no claims that the Company is aware of that could have a material effect on the Company's consolidated balance sheet, consolidated statement of operations, consolidated statements of comprehensive loss, or consolidated statements of cash flows.

        Legal Proceedings—From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, the Company has not had a history of outcomes to date that have been material to the statement of operations and does not currently believe that any of these proceedings or other claims will have a material adverse effect on the Company's business, consolidated financial condition, results of operations or cash flows.

12.   RETIREMENT PLANS

        The Company has established a 401(k) plan to provide tax deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Service restrictions. The Company is responsible for the administrative costs of the 401(k) plan. The Company does not match employee contributions.

13.   SEGMENTS

        The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reportable segment. The following table summarizes total revenue generated through sales personnel located in the respective locations (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
North America	$43,415	$96,289	$60,580	$137,824
All Other Countries	1,237	10,300	5,914	17,215

Total revenue	$44,652	$106,589	$66,494	$155,039

        The following table summarizes total long-lived assets in the respective locations (in thousands):

	December 31,
			September 30, 2013
	2011	2012
			(unaudited)
North America	$4,736	$9,959	$19,888
All Other Countries	205	980	1,053

Total long-lived assets	$4,941	$10,939	$20,941

        As of December 31, 2011 and September 30, 2013 no single customer represented more than 10% of accounts receivable. As of December 31, 2012, one customer accounted for 10% of accounts receivable.

14.   SUBSEQUENT EVENTS

        In April 2013, the Company drew an additional $5.0 million from its existing line of credit. As of May 23, 2013, a total of $6.9 million of the maximum advance amount of $25.0 million was outstanding under the line of credit.

        In May 2013, the Company amended and restated the certificate of incorporation to increase the total authorized common shares from 35,850,100 to 39,435,110.

        In May 2013, the Company increased the number of shares reserved for future grants under the 2008 Equity Incentive Plan by 1,743,000 shares of common stock.

Unaudited

        In August 2013, the Company entered into an operating lease for a new sales office in New York, New York which expires in September 2024 and increased the Company's total future operating lease obligations by $25.0 million. In conjunction with this noncancelable lease, the Company obtained an irrevocable letter of credit in the amount of $1.2 million, to the benefit of the landlord.

        In August 2013, the Company entered into an operating lease for a new headquarters facility in Redwood City, California which expires in December 2019 and increased the Company's total future operating lease obligations by $25.6 million. In conjunction with this noncancelable lease, the Company obtained an irrevocable letter of credit in the amount of $1.6 million, to the benefit of the landlord.

        In August 2013, subject to stockholder approval, the Company's board of directors adopted a 2013 Equity Incentive Plan and a 2013 Employee Stock Purchase Plan.

15.   CONSOLIDATED FINANCIAL STATEMENTS CORRECTION

        Subsequent to the issuance of the Company's fiscal 2012 consolidated financial statements, the Company determined that the presentation of its borrowings and repayments associated with its line of credit for the year ended December 31, 2012 were incorrectly presented on a net basis, rather than on a gross basis in accordance with the FASB Accounting Standards Codification 230, "Statement of Cash Flows." Accordingly, the Company has corrected the consolidated statement of cash flows relating to borrowings from the line of credit and repayment of the line of credit for the year ended December 31, 2012.

        Additionally, the Company determined that $4,052 of previously disclosed future minimum lease payments due from 2016 through 2018 was presented as due in 2016. The disclosure of future minimum lease payments of $2,286, $1,649 and $117 due in 2016, 2017 and thereafter, respectively, has been correctly presented in Note 11. Management has concluded that the correction of these errors is immaterial.

******

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$48,191
FINRA filing fee	56,623
Printing and engraving	150,000
Legal fees and expenses	400,000
Accounting fees and expenses	330,000
Blue sky fees and expenses (including legal fees)	30,000
Transfer agent and registrar fees	60,000
Miscellaneous	300,000

Total	$1,374,814

ITEM 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

        As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's amended and restated certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

        In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant provide that:

  •
  The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  •
  The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

  •
  The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant's board of directors or brought to enforce a right to indemnification.

  •
  The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

  •
  The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

        The Registrant's policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

        These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.    Recent Sales of Unregistered Securities.

        During the last three years, the Registrant has issued the following unregistered securities:

Sales of Preferred Stock

        In March 2011, the Registrant sold an aggregate of 1,116,030 shares of its Series C preferred stock to a total of five accredited investors at a purchase price of $5.869 per share, for an aggregate purchase price of approximately $6,550,000.

        From April 2012 to June 2012, the Registrant sold an aggregate of 2,932,675 shares of its Series C-1 preferred stock to a total of 11 accredited investors at a purchase price of $11.764 per share, for an aggregate purchase price of approximately $34,500,000.

Stock Option and Common Stock Issuances

        From January 1, 2011 through September 19, 2013, pursuant to the terms of the 2008 Equity Incentive Plan, or 2008 Plan, the Registrant granted to its officers, directors, employees, consultants and other service providers options to purchase an aggregate of 7,937,753 shares of common stock at exercise prices ranging from $0.27 to $20.05 per share.

        From January 1, 2011 through September 19, 2013, pursuant to the terms of the 2008 Plan, the Registrant granted to its officers, directors, employees, consultants and other service providers an aggregate of 82,386 shares of common stock in exchange for services, with an aggregate dollar value of approximately $86,000.

        From January 1, 2011 through September 19, 2013, pursuant to the terms of the 2008 Equity Incentive Plan, the Registrant granted to its officers, directors, employees, consultants and other service providers restricted stock units for an aggregate of 40,150 shares of its common stock in exchange for services, with an aggregate dollar value of approximately $805,000.

        From January 1, 2011 through September 19, 2013, pursuant to the terms of the 2008 Plan, the Registrant issued and sold to its officers, directors, employees, consultants and other service providers an aggregate of 1,320,419 shares of common stock upon the exercise of options at exercise prices ranging from $0.13 to $20.05 per share, for an aggregate exercise price of approximately $1,867,000.

        In September 2013, in connection with the completion of the Registrant's initial public offering, all 19,478,932 shares of the Registrant's then-outstanding preferred stock were automatically converted into shares of common stock on a one-for-one basis. The issuance of such shares was exempt from the registration requirements the Securities Act of 1933, or the Securities Act, pursuant to Section 3(a)(9) and Section 4(2) of the Securities Act.

        In September 2013, upon the completion of the Registrant's initial public offering, the Registrant issued an aggregate of 161,533 shares of common stock upon the conversion of an outstanding warrant. The issuance of such shares was exempt from the registration requirements the Securities Act pursuant to Section 3(a)(9) and Section 4(2) of the Securities Act.

        In September 2013, the Registrant issued an aggregate of 104,997 shares of common stock upon the exercise of a warrant at an exercise price per share of $0.9286, for an aggregate purchase price of an aggregate exercise price of $97,500. The issuance of such shares was exempt from the registration requirements the Securities Act pursuant to Section 4(2) of the Securities Act.

        None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of (i) Section 4(2) of the Securities Act as transactions not involving a public offering, (ii) Section 3(a)(9) of the Securities Act or (iii) Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.    Exhibits and Financial Statement Schedules

        (a) Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

        (b) Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on January 27, 2014.

ROCKET FUEL INC.
By:	/s/ GEORGE H. JOHN George H. John Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GEORGE H. JOHN George H. John	Co-Founder, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	January 27, 2014
/s/ J. PETER BARDWICK J. Peter Bardwick	Chief Financial Officer (Principal Accounting and Financial Officer)	January 27, 2014
* Richard Frankel	Co-Founder, President and Director	January 27, 2014
* Susan L. Bostrom	Director	January 27, 2014
* Ronald E. F. Codd	Director	January 27, 2014
* William Ericson	Director	January 27, 2014
* John Gardner	Director	January 27, 2014

Signature		Title	Date

* Clark Kokich		Director	January 27, 2014
* Monte Zweben		Director	January 27, 2014
by:	/s/ GEORGE H. JOHN George H. John As Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Form of Underwriting Agreement					X
3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-Q	001-36071	3.1	11/13/2013
3.2	Amended and Restated Bylaws of the Registrant	10-Q	001-36071	3.2	11/13/2013
4.1	Form of the Registrant's common stock certificate	S-1/A	333-190695	4.1	9/9/2013
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation					X
10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers	S-1	333-190695	10.1	8/16/2013
10.2	Amended and Restated Revolving Credit and Term Loan Agreement, dated as of December 20, 2013, by and among Registrant, the lenders party thereto and Comerica Bank, as administrative agent for the lenders	8-K	001-36071	10.1	12/26/2013
10.3	Lease, dated as of February 17, 2009, by and between 350 Marine Parkway LLC, Gillikin Trade LLC, Lewis Trade LLC, Spiegl Trade LLC, Welsh Trade LLC, and the Registrant, as amended and currently in effect.	S-1/A	333-190695	10.4	9/3/2013
10.4	Office Lease, dated as of August 7, 2013, by and between VII Pac Shores Investors, L.L.C. and the Registrant	S-1/A	333-190695	10.5	9/3/2013
10.5	Lease, dated as of July 31, 2013, by and between VNO 100 West 33rd Street LLC, and the Registrant	S-1/A	333-190695	10.6	9/3/2013
10.6	Amendment of Lease, dated as of December 23, 2013, by and between VNO 100 West 33rd Street LLC, and the Registrant	S-1	333-193492	10.6	1/22/2014
10.7	The Registrant's 2008 Equity Incentive Plan, including form agreements, as amended and currently in effect	S-1	333-190695	10.7	8/16/2013

Exhibit No.		Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.8		The Registrant's 2013 Equity Incentive Plan, including form agreements, as currently in effect	S-1	333-190695	10.8	8/16/2013
10.9		The Registrant's 2013 Employee Stock Purchase Plan, including form agreements, as currently in effect	S-1/A	333-190695	10.9	9/3/2013
10.10		Executive Incentive Compensation Plan	S-1	333-190695	10.10	8/16/2013
10.11		Outside Director Compensation Policy	S-1/A	333-190695	10.11	9/3/2013
10.12		Offer Letter between the Registrant and Monte Zweben, dated as of January 29, 2010	S-1	333-190695	10.12	8/16/2013
10.13		Offer Letter between the Registrant and Clark Kokich, dated as of April 5, 2011	S-1	333-190695	10.13	8/16/2013
10.14		Offer Letter between the Registrant and Ronald E.F. Codd, dated as of February 16, 2012	S-1	333-190695	10.14	8/16/2013
10.15		Offer Letter between the Registrant and Susan L. Bostrom, dated as of February 4, 2013	S-1	333-190695	10.15	8/16/2013
10.16		Fourth Amended and Restated Investors' Rights Agreement, dated as of June 15, 2012, by and among the Registrant, George H. John, Richard Frankel, Abhinav Gupta and the investors listed on Exhibit A attached thereto	S-1	333-190695	10.16	8/16/2013
21.1		List of subsidiaries of the Registrant	S-1	333-193492	21.1	1/22/2014
23.1		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)					X
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm					X
24.1		Power of Attorney (see page II-5 of the original filing of this Registration Statement)	S-1	333-193492		1/22/2014
101.INS	#	XBRL Instance Document
101.SCH	#	XBRL Taxonomy Schema Linkbase Document

Exhibit No.		Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
101.CAL	#	XBRL Taxonomy Calculation Linkbase Document
101.DEF	#	XBRL Taxonomy Definition Linkbase Document
101.LAB	#	XBRL Taxonomy Labels Linkbase Document
101.PRE	#	XBRL Taxonomy Presentation Linkbase Document

#
In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections.